COMPASS
GROUP

RECEIVED

07024358

By Courier

8 June 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

SUPPL

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – Chairman's AGM Statement (February 16, 2007).

2. Compass Group PLC – Appointment of Sir James Crosby and Tim Parker as directors of the Company, effective February 17, 2006 (February 16, 2007).

3. Compass Group PLC – Appointment of Mark White as Compass Group's General Counsel and Company Secretary, effective June 1, 2007 (March 19, 2007).

4. Compass Group PLC – Trading Update (March 29, 2007).

5. Compass Group PLC – Announcement relating to the sale of the Company's European vending business, Selecta, and an extension to the Company's share buy back programme (May 14, 2007).

6. Compass Group PLC – Interim Results of the Company for the 6 months ended March 31, 2007 (May 16, 2007).

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered in England, Registered Number 4083914, VAT number 466/4777/01

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 17, 2007).

2. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 18, 2007).

3. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 19, 2007).

4. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at January 19, 2007, in accordance with the transitional provisions of the Transparency Directive (January 22, 2007).

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 22, 2007).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 23, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 24, 2007).

8. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 25, 2007).

9. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 26, 2007).

10. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 29, 2007).

11. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 30, 2007).

12. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 31, 2007).

13. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at January 31, 2007, in accordance with the Disclosure and Transparency Rules (February 1, 2007).

14. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 1, 2007).

15. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 2, 2007).

16. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 2, 2007).

17. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 5, 2007).

18. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 6, 2007).

19. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 7, 2007).

20. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 8, 2007).

21. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 9, 2007).

22. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 12, 2007).

23. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 12, 2007).

24. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 13, 2007).

25. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group Plc (February 14, 2007).

26. Notification from Compass Group PLC relating to the Chairman's AGM Statement (February 16, 2007).

27. Notification from Compass Group PLC relating to Directorate Changes (February 16, 2007).

28. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 19, 2007).

29. Notification from Compass Group PLC relating to confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 19, 2007).

30. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (February 19, 2007).

31. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 20, 2007).

32. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 21, 2007).

33. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 22, 2007).

34. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (February 23, 2007).

35. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 23, 2007).

36. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (February 26, 2007).

37. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 27, 2007).

38. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 28, 2007).

39. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at February 28, 2007, in accordance with the Disclosure and Transparency Rules (March 1, 2007).

40. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 1, 2007).

41. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Growth Fund, Inc. (March 2, 2007).

42. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (March 2, 2007).

43. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 2, 2007).

44. Notification from Compass Group PLC relating to transactions of a person discharging managerial responsibility (March 2, 2007).

45. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 5, 2007).

46. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 6, 2007).

47. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 7, 2007).

48. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (March 8, 2007).

49. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (March 9, 2007).

50. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 9, 2007).

51. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 12, 2007).

52. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 13, 2007).

53. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 14, 2007).

54. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 15, 2007).

55. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 16, 2007).

56. Notification from Compass Group PLC relating to the purchase of 890,000 of its own shares for cancellation (March 19, 2007).

57. Notification from Compass Group PLC relating to the purchase of 841,000 of its own shares for cancellation (March 20, 2007).

58. Notification from Compass Group PLC relating to the purchase of 719,000 of its own shares for cancellation (March 21, 2007).

59. Notification from Compass Group PLC relating to the purchase of 760,000 of its own shares for cancellation (March 22, 2007).

60. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (March 23, 2007)

61. Notification from Compass Group PLC relating to an investigation of the Group's Portuguese business by the Portuguese Competition Authority (March 26, 2007).

62. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (March 26, 2007).

63. Notification from Compass Group PLC - Trading Update (March 29, 2007).

64. Notification from Compass Group PLC relating to the Company's Share Repurchase Programme (March 30, 2007).

65. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at March 31, 2007, in accordance with the Disclosure and Transparency Rules (April 2, 2007).

66. Notification from Compass Group PLC – Block listing Management Share Option Plan six monthly review (April 2, 2007).

67. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (April 2, 2007).

68. Notification from Compass Group PLC – Block listing SAYE Scheme six monthly review (April 2, 2007).

69. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (April 3, 2007).

70. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 3, 2007).

71. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 4, 2007).

72. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 5, 2007).

73. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 10, 2007).

74. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 11, 2007).

75. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 12, 2007).

76. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 13, 2007).

77. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 16, 2007).

78. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 17, 2007).

79. Notification from Compass Group PLC – Application made to the UKLA and the London Stock Exchange for a block listing of 10 million ordinary shares of 10p each to be admitted to the Official List in relation to the future exercise of options under the Company's share option schemes (April 18, 2007).

80. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 18, 2007).

81. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 19, 2007).

82. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 20, 2007).

83. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 23, 2007).

84. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 24, 2007).

85. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 25, 2007).

86. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 26, 2007).

87. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 27, 2007).

88. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 30, 2007).

89. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at April 30, 2007, in accordance with the Disclosure and Transparency Rules (May 1, 2007).

90. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 1, 2007).

91. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 2, 2007).

92. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 3, 2007).

93. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 4, 2007).

94. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 8, 2007).

95. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 9, 2007).

96. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 10, 2007).

97. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 11, 2007).

98. Notification from Compass Group PLC relating to the sale of the Company's European vending business, Selecta, and an extension to the Company's share buy-back programme (May 14, 2007).

99. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 14, 2007).

100. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 15, 2007).

101. Notification from Compass Group PLC – Announcement of Interim Results of the Company for the six months ended March 31, 2007 (May 16, 2007)

102. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 18, 2007).

103. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 21, 2007).

104.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 22, 2007).

105.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 23, 2007).

106.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 24, 2007).

107.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 25, 2007).

108.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 29, 2007).

109.Notification from Compass Group PLC relating to a transaction of a person discharging managerial responsibility (May 30, 2007).

110.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 30, 2007).

111.Notification from Compass Group PLC relating to the purchase of 600,000 of its own shares for cancellation (May 31, 2007).

112.Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at May 31, 2007, in accordance with the Disclosure and Transparency Rules (June 1, 2007).

113.Notification from Compass Group PLC relating to a transaction of a person discharging managerial responsibility (June 1, 2007).

114.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (June 1, 2007).

115.Notification from Compass Group PLC relating to the purchase of 710,966 of its own shares for cancellation (June 4, 2007).

116. Notification from Compass Group PLC that copies of the Company's Interim Report 2007 and a Dividend Reinvestment Plan Circular are available for inspection at the Document Viewing Facility of the UKLA (June 8, 2007).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Report for the six months ended March 30, 2007 (June 8, 2007).

2. Compass Group PLC – Chairman's Letter to Shareholders regarding the launch of a Dividend Reinvestment Plan for the Company and the introduction of Consolidated Annual Dividend Tax Vouchers for Shareholders (June 8, 2007).

3. Compass Group PLC – Dividend Reinvestment Plan Terms and Conditions Leaflet (June 8, 2007).

4. Compass Group PLC – Dividend Mandate Form (June 8, 2007).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288a – Appointment of Gary Green as a director of Compass Group PLC (January 1, 2007).

2. Companies Form No. 169 – Return by a company purchasing 1,360,000 of its own shares for cancellation (January 3, 2007).

3. Companies Form No. 169 – Return by a company purchasing 2,860,000 of its own shares for cancellation (January 3, 2007).

4. Companies Form No. 88(2) – Return of allotment of 18,000 shares (January 8, 2007).

5. Companies Form No. 88(2) – Return of allotment of 47,188 shares (January 8, 2007).

6. Companies Form No. 88(2) – Return of allotment of 2,549 shares (January 8, 2007).

7. Companies Form No. 88(2) – Return of allotment of 18,750 shares (January 8, 2007).

8. Companies Form No. 88(2) – Return of allotment of 10,000 shares (January 8, 2007).

9. Companies Form No. 88(2) – Return of allotment of 50,500 shares (January 8, 2007).

10. Companies Form No. 88(2) – Return of allotment of 668 shares (January 8, 2007).

11. Companies Form No. 88(2) – Return of allotment of 163 shares (January 8, 2007).

12. Companies Form No. 88(2) – Return of allotment of 136,921 shares (January 8, 2007).

13. Companies Form No. 88(2) – Return of allotment of 10,500 shares (January 11, 2007).

14. Companies Form No. 88(2) – Return of allotment of 52,406 shares (January 11, 2007).

15. Companies Form No. 88(2) – Return of allotment of 83,243 shares (January 11, 2007).

16. Companies Form No. 88(2) – Return of allotment of 750 shares (January 11, 2007).

17. Companies Form No. 88(2) – Return of allotment of 9,250 shares (January 11, 2007).

18. Companies Form No. 169 – Return by a company purchasing 1,385,000 of its own shares for cancellation (January 11, 2007).

19. Companies Form No. 169 – Return by a company purchasing 3,030,000 of its own shares for cancellation (January 11, 2007).

20. Companies Form No. 169 – Return by a company purchasing 3,500,000 of its own shares for cancellation (January 18, 2007).

21. Companies Form No. 169 – Return by a company purchasing 1,565,000 of its own shares for cancellation (January 18, 2007).

22. Companies Form No. 88(2) – Return of allotment of 6,012 shares (January 24, 2007).

23. Companies Form No. 88(2) – Return of allotment of 12,500 shares (January 24, 2007).

24. Companies Form No. 88(2) – Return of allotment of 78 shares (January 24, 2007).

25. Companies Form No. 88(2) – Return of allotment of 957 shares (January 24, 2007).

26. Companies Form No. 88(2) – Return of allotment of 38,750 shares (January 24, 2007).

27. Companies Form No. 88(2) – Return of allotment of 850 shares (January 24, 2007).

28. Companies Form No. 88(2) – Return of allotment of 390,000 shares (January 24, 2007).

29. Companies Form No. 88(2) – Return of allotment of 622 shares (January 24, 2007).

30. Companies Form No. 88(2) – Return of allotment of 8,250 shares (January 24, 2007).

31. Companies Form No. 88(2) – Return of allotment of 5,910 shares (January 24, 2007).

32. Companies Form No. 88(2) – Return of allotment of 6,290 shares (January 24, 2007).

33. Companies Form No. 88(2) – Return of allotment of 5,910 shares (January 24, 2007).

34. Companies Form No. 169 – Return by a company purchasing 2,100,000 of its own shares for cancellation (January 25, 2007).

35. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (January 25, 2007).

36. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 2, 2007).

37. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation ((February 2, 2007).

38. Companies Form No. 88(2) – Return of allotment of 2,462 shares (February 9, 2007).

39. Companies Form No. 88(2) – Return of allotment of 9,860 shares (February 9, 2007).

40. Companies Form No. 88(2) – Return of allotment of 1,250 shares (February 9, 2007).

41. Companies Form No. 88(2) – Return of allotment of 92,500 shares (February 9, 2007).

42. Companies Form No. 88(2) – Return of allotment of 955 shares (February 9, 2007).

43. Companies Form No. 88(2) – Return of allotment of 850 shares (February 9, 2007).

44. Companies Form No. 88(2) – Return of allotment of 10,281 shares (February 9, 2007).

45. Companies Form No. 88(2) – Return of allotment of 5,250 shares (February 9, 2007).

46. Companies Form No. 88(2) – Return of allotment of 12,000 shares (February 9, 2007).

47. Companies Form No. 88(2) – Return of allotment of 1,544 shares (February 9, 2007).

48. Companies Form No. 88(2) – Return of allotment of 1,995 shares (February 9, 2007).

49. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 15, 2007).

50. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 15, 2007).

51. Compass Group PLC – Copy of Relevant Resolutions passed at the Company's AGM 2007 (February 16, 2007).

52. Companies Form 288b – Resignation of Peter Cawdron as a director of Compass Group PLC (February 16, 2007).

53. Companies Form 288a – Appointment of Sir James Crosby as a director of Compass Group PLC (February 17, 2007).

54. Companies Form 288a – Appointment of Tim Parker as a director of Compass Group PLC (February 17, 2007).

55. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 22, 2007).

56. Companies Form No. 169 – Return by a company purchasing 2,800,000 of its own shares for cancellation (February 22, 2007).

57. Companies Form No. 169 – Return by a company purchasing 2,800,000 of its own shares for cancellation (March 8, 2007).

58. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 8, 2007).

59. Companies Form No. 88(2) – Return of allotment of 6,194 shares (March 15, 2007).

60. Companies Form No. 88(2) – Return of allotment of 850 shares (March 15, 2007).

61. Companies Form No. 88(2) – Return of allotment of 7,000 shares (March 15, 2007).

62. Companies Form No. 88(2) – Return of allotment of 4,605 shares (March 15, 2007).

63. Companies Form No. 88(2) – Return of allotment of 3,500 shares (March 15, 2007).

64. Companies Form No. 88(2) – Return of allotment of 357,500 shares (March 15, 2007).

65. Companies Form No. 88(2) – Return of allotment of 4,202 shares (March 15, 2007).

66. Companies Form No. 88(2) – Return of allotment of 23,105 shares (March 15, 2007).

67. Companies Form No. 88(2) – Return of allotment of 10,303 shares (March 15, 2007).

68. Companies Form No. 88(2) – Return of allotment of 38,328 shares (March 15, 2007).

69. Companies Form No. 88(2) – Return of allotment of 22,500 shares (March 15, 2007).

70. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 15, 2007).

71. Companies Form No. 169 – Return by a company purchasing 2,900,000 of its own shares for cancellation (March 15, 2007).

72. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 22, 2007).

73. Companies Form No. 169 – Return by a company purchasing 2,890,000 of its own shares for cancellation (March 23, 2007).

74. Companies Form No. 88(2) – Return of allotment of 6,366 shares (March 26, 2007).

75. Companies Form No. 88(2) – Return of allotment of 13,660 shares (March 26, 2007).

76. Companies Form No. 88(2) – Return of allotment of 4,070 shares (March 26, 2007).

77. Companies Form No. 169 – Return by a company purchasing 2,320,000 of its own shares for cancellation (April 10, 2007).

78. Companies Form No. 169 – Return by a company purchasing 2,000,000 of its own shares for cancellation (April 10, 2007).

79. Companies Form No. 88(2) – Return of allotment of 11,850 shares (April 12, 2007).

80. Companies Form No. 88(2) – Return of allotment of 4,281 shares (April 12, 2007).

81. Companies Form No. 88(2) – Return of allotment of 11,470 shares (April 12, 2007).

82. Companies Form No. 88(2) – Return of allotment of 326 shares (April 12, 2007).

83. Companies Form No. 88(2) – Return of allotment of 654 shares (April 12, 2007).

84. Companies Form No. 88(2) – Return of allotment of 740 shares (April 12, 2007).

85. Companies Form No. 88(2) – Return of allotment of 208 shares (April 12, 2007).

86. Companies Form No. 88(2) – Return of allotment of 4,750 shares (April 12, 2007).

87. Companies Form No. 288c – Change of Residential Address to a Service Address of Richard Cousins as a Director of the Company (April 17, 2007).

88. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 19, 2007).

89. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 19, 2007).

90. Companies Form No. 88(2) – Return of allotment of 2,550 shares (April 20, 2007).

91. Companies Form No. 88(2) – Return of allotment of 19,480 shares (April 20, 2007).

92. Companies Form No. 88(2) – Return of allotment of 910 shares (April 20, 2007).

93. Companies Form No. 88(2) – Return of allotment of 733,500 shares (April 20, 2007).

94. Companies Form No. 88(2) – Return of allotment of 2,936 shares (April 20, 2007).

95. Companies Form No. 88(2) – Return of allotment of 112,775 shares (April 20, 2007).

96. Companies Form No. 88(2) – Return of allotment of 69,100 shares (April 20, 2007).

97. Companies Form No. 88(2) – Return of allotment of 21,500 shares (April 20, 2007).

98. Companies Form No. 88(2) – Return of allotment of 11,250 shares (April 20, 2007).

99. Companies Form No. 88(2) – Return of allotment of 157,995 shares (April 20, 2007).

100. Companies Form No. 88(2) – Return of allotment of 2,639 shares (April 20, 2007).

101. Companies Form No. 88(2) – Return of allotment of 5,000 shares (April 20, 2007).

102. Companies Form No. 88(2) – Return of allotment of 13,700 shares (April 20, 2007).

103. Companies Form No. 88(2) – Return of allotment of 850 shares (April 20, 2007).

104. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 26, 2007).

105. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 26, 2007).

106. Companies Form No. 88(2) – Return of allotment of 140,009 shares (May 11, 2007).

107. Companies Form No. 88(2) – Return of allotment of 40,650 shares (May 11, 2007).

108. Companies Form No. 88(2) – Return of allotment of 9,850 shares (May 11, 2007).

109. Companies Form No. 88(2) – Return of allotment of 80,045 shares (May 11, 2007).

110. Companies Form No. 88(2) – Return of allotment of 3,700 shares (May 11, 2007).

111. Companies Form No. 88(2) – Return of allotment of 850 shares (May 11, 2007).

112. Companies Form No. 88(2) – Return of allotment of 17,500 shares (May 11, 2007).

113. Companies Form No. 88(2) – Return of allotment of 190,050 shares (May 11, 2007).

114. Companies Form No. 88(2) – Return of allotment of 5,666 shares (May 11, 2007).

115. Companies Form No. 88(2) – Return of allotment of 2,100 shares (May 11, 2007).

116. Companies Form No. 88(2) – Return of allotment of 1,250 shares (May 11, 2007).

117. Companies Form No. 88(2) – Return of allotment of 796 shares (May 11, 2007).

118. Companies Form No. 88(2) – Return of allotment of 88,625 shares (May 11, 2007).

119. Companies Form No. 88(2) – Return of allotment of 25,460 shares (May 11, 2007).

120. Companies Form No. 88(2) – Return of allotment of 50,420 shares (May 11, 2007).

121. Companies Form No. 88(2) – Return of allotment of 7,440 shares (May 11, 2007).

122. Companies Form No. 88(2) – Return of allotment of 17,100 shares (May 11, 2007).

123. Companies Form No. 88(2) – Return of allotment of 538 shares (May 11, 2007).

124. Companies Form No. 88(2) – Return of allotment of 2,055 shares (May 11, 2007).

125. Companies Form No. 88(2) – Return of allotment of 20,820 shares (May 11, 2007).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Enclosures

I NEWS RELEASES

1. Compass Group PLC – Chairman's AGM Statement (February 16, 2007).

2. Compass Group PLC – Appointment of Sir James Crosby and Tim Parker as directors of the Company, effective February 17, 2006 (February 16, 2007).

3. Compass Group PLC – Appointment of Mark White as Compass Group's General Counsel and Company Secretary, effective June 1, 2007 (March 19, 2007).

4. Compass Group PLC – Trading Update (March 29, 2007).

5. Compass Group PLC – Announcement relating to the sale of the Company's European vending business, Selecta, and an extension to the Company's share buy back programme (May 14, 2007).

6. Compass Group PLC – Interim Results of the Company for the 6 months ended March 31, 2007 (May 16, 2007).

COMPASS
GROUP

16 February 2007

Compass Group PLC: Chairman's AGM Statement

Compass Group PLC holds its Annual General Meeting at the Queen Elizabeth II Conference Centre, London, at 11am. At this meeting Sir Roy Gardner, Chairman, will provide shareholders with the following update:

Current Trading

"Trading in the first four months of the year has been encouraging and is marginally ahead of expectations.

Ahead of our interim results on 16 May 2007, there will be a pre-close trading update at 7am on 29 March 2007."

Sale of European Vending Business

"On 29 November 2006 we announced our intention to sell Selecta, our European vending business. The sale process is well underway and has generated significant interest. We expect to have completed this transaction by the summer of this year."

Ends

Enquiries:

Compass Group PLC **+44 (0) 1932 573000**

Investors/Analysts: Andrew Martin
Media: Chris King

Website
www.compass-group.com

COMPASS GROUP

16 February 2007

COMPASS GROUP PLC

BOARD CHANGES

Sir Roy Gardner, Chairman, today announced the following changes to the Board of Compass Group PLC.

Sir James Crosby and Tim Parker will join the Board as non-executive directors effective 17th February 2007.

Sir James Crosby is the former CEO of HBOS Plc and is currently a non-executive director of ITV Plc and the Financial Services Authority. He will be the Senior Independent Director and Chairman of the Remuneration Committee.

Tim Parker is currently the Chief Executive of The AA and a non-executive director of Alliance Boots Plc.

Commenting on these appointments Sir Roy Gardner, Chairman, said:

"I am delighted that Sir James Crosby and Tim Parker have agreed to join the Board as non-executive directors. They both have a wealth of experience in business and in the City that will be invaluable to the Board.

"These appointments continue the process of reinvigorating the Compass Group Board that I started on becoming Chairman."

Ends

Enquiries:

Compass Group PLC	**+44 (0) 1932 573000**
Investors/Analysts:	Andrew Martin
Media:	Chris King

Website
www.compass-group.com

Note to Editors:

Sir James Crosby
Senior Independent Director, Chairman of the Remuneration Committee, Age 51

Appointed to the Board with effect from 17th February 2007. He is a non-executive director of ITV plc and the Financial Services Authority and the former Chief Executive of HBOS Plc. He is Chair of the Public Private Forum on Identity Management and a Fellow of the Faculty of Actuaries.

Tim Parker
Non-executive Director, Age 51

Appointed to the Board with effect from 17th February 2007. He is currently Chief Executive of The AA and a non-executive director of Alliance Boots Plc.

COMPASS
GROUP

RECEIVED
2007 JUN 12 A 9:25

19 March 2007

Compass Group PLC Appoints Group's General Counsel and Company Secretary

Compass Group PLC today announces the appointment of Mark White as the Group's General Counsel and Company Secretary. Mark joins the business on 1st June and will report to Richard Cousins, Group Chief Executive, as a member of the Group's Executive Committee and to Chairman, Sir Roy Gardner, as Secretary to the Group Board.

In this new role Mark will be responsible for creating a corporate governance framework that ensures we operate to the highest professional and ethical standards in all governance and commercial matters across the Group. Within this he will provide input into all major company transactions and ensure that we have appropriate processes in place to identify and respond to risks and legal issues.

Mark, a qualified solicitor, has extensive international legal and business experience. He joins us from Wolseley plc, a world leading distributor and supplier of construction materials and services, where he is Group Company Secretary and Counsel. Previously he was Company Secretary at Enterprise Oil plc.

Commenting on the appointment: Richard Cousins, Group Chief Executive of Compass said: "We are very pleased to have appointed Mark, who will further strengthen the management team. He has the experience, which amongst other qualities will be invaluable in our determination to focus on corporate governance across the group".

Commenting on his appointment, Mark said: "I am delighted to be joining the business at this stage of its development and I look forward to working with Richard Cousins and Sir Roy Gardner as well as the other members of the Executive Committee and the Board."

Enquiries:

Compass Group PLC

Media: Chris King +44 (0)1932 573116

Notes to Editor:

Mark succeeds Tim Mason who will revert back to his role as Company Secretary for the UK & Ireland business, having done a tremendous job performing both that and the Company Secretary roles for Group for the last 21 months.

COMPASS
GROUP

29 March 2007

Compass Group PLC: Trading Update

This statement updates investors on the Group's performance based on the results for the first five months of the current year, ahead of the announcement on 16 May 2007 of its interim results for the six months to 31 March 2007.

Group

Trading in the first five months of the current year has been ahead of expectations. For the six months to 31 March 2007, organic revenue growth is expected to be mid single digit and we expect to see approximately 60 basis points improvement in margins (approximately 40 basis points improvement on an underlying basis) compared with the same period last year. This positive trend is being achieved due to the underlying quality of the business combined with the greater transparency and intensity that is being introduced. The MAP (Management and Performance) programme is helping to drive revenue in a more disciplined way with greater focus on like for like growth (throughput) and on cost reduction.

In the first five months of the year compared with the same period last year, we have seen a weakening of all the major currencies to which we are exposed. The impact of this on operating profit for the six months to 31 March 2007 is approximately £20 million (North America: c.£14m, Continental Europe: c.£2m, Rest of the World: c.£4m).

Across the World

Trading in North America has been strong and organic revenue growth for the six months to 31 March 2007 is expected to be mid to high single digit and margins are forecast to improve by approximately 40 basis points (approximately 20 basis points improvement on an underlying basis).

In Continental Europe, organic revenue growth for the six months to 31 March 2007 is expected to be slightly ahead of the full year 2006, but still low single digit. We expect to see good margin growth of approximately 90 basis points (approximately 60 basis points improvement on an underlying basis). The acceleration of the expected improvement in the first six months of 2007 is in part being driven by the pace of the turnaround of poorer performing countries, notably France, the Netherlands and Italy.

In the UK, revenues and operating profit for the six months to 31 March 2007 are expected to be in line with the same period last year. We have continued to strengthen the management team and they are working hard on the challenge of re-focussing the business for the medium term.

COMPASS
GROUP

In the Rest of the World, as anticipated, we expect to see mid to high single digit organic revenue growth for the six months to 31 March 2007 and we expect to see a good improvement in the margin of approximately 60 basis points.

Selecta
The Selecta sale continues to progress well and is on track to be concluded by the summer of this year.

Full Year Outlook
Although there are important trading months ahead of us, we are optimistic that the positive trends seen in the first five months of the current year will continue. In terms of the phasing, we expect operating profit in the first six months of 2007 to be slightly higher than in the second six months of the year.

ENDS

Enquiries:

Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Website
www.compass-group.com

COMPASS
GROUP

12 May 2007

Sale of Selecta and Share buy-back programme extended to £1 billion

Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH ("ACP") for a consideration of £772.5 million on a debt and cash free basis, subject to customary closing adjustments (the "Disposal").

- The sale price for Selecta represents an exit multiple of 16 times Selecta's 2006 Operating Profit before goodwill amortisation (EBIT) and 8.5 times Selecta's 2006 EBITDA
- Tax and other transaction costs are anticipated to be approximately £20 million
- Compass intends to return £500 million of the proceeds to its shareholders by way of a share buy-back programme over the next 12 – 18 months. This is in addition to the return of £500 million to shareholders, following the sale of SSP and Moto in 2006, taking the total share buy-back to £1 billion
- £45 million will be contributed to Compass's UK pension plans, taking the total amount of special contributions to the Compass UK pension plans over the past 12 months to £325 million
- The balance of the proceeds will be used to reduce net debt
- The Disposal is conditional upon Competition Clearances
- Completion of the Disposal is expected in July 2007

Selecta is one of the market leaders in European vending. It has market leading positions in many of the 22 countries in which it is present, operating approximately 150,000 vending machines in total.

In the year ended 30 September 2006, Selecta recorded operating profit before goodwill amortisation of £47 million on turnover of £482 million. Gross and Net assets of Selecta at 30 September 2006 were £682 million and £529 million respectively.

The senior management team of Selecta, including Justin Tydeman (CEO), Martin Schwab (CFO) and Thomas Nussbaumer (COO), will transfer with the business. Compass will provide certain transitional services, including purchasing, for a period of 12 – 24 months.

The Disposal Agreement contains warranties and indemnities which are usual for a transaction of this nature.

Richard Cousins, Group Chief Executive of Compass, commented:

"Following a successful auction process, we are pleased to announce the sale of Selecta for a total of £772.5 million. We will return a further £500 million to shareholders over the next 12-18 months, thereby extending the existing share buy-back programme to a total of £1 billion. This is a good outcome for Compass, further helping to focus on our core contract catering and support services business. For Selecta, we wish the new owners and all of the staff well for the future."

Joerg Baldauf, Managing Director of ACP, commented:

"ACP is delighted with the successful conclusion of the transaction with Compass. We look forward to working closely with Selecta's management to develop its excellent position as the leading European vending operator and pursue its strong prospects for further growth."

Enquiries:

Compass Group PLC

Investors / analysts	Andrew Martin	Tel: +44 (0)1932 573 000
Media	Chris King	Tel: +44 (0)1932 573 000
Citigroup	Simon Lindsay	Tel: +44 (0)207 986 4000
Allianz Capital Partners	Petra Kruell	Tel: +49 (0) 89 3800 2628
Merrill Lynch	Charles Roast	Tel: +44 (0)207 628 1000

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement

Merrill Lynch International Bank Limited is acting for ACP and no one else in connection with ACP's acquisition of Selecta as described in this announcement, and will not be responsible to anyone other than ACP for providing the protections afforded to clients of Merrill Lynch International Bank Limited or for providing advice in relation to ACP's acquisition of Selecta as described in this announcement

COMPASS GROUP

COMPASS GROUP PLC

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 MARCH 2007

Strong first half – delivering ahead of expectations:

- Revenue £5.2 billion, 5% organic growth.
- Operating profit £267 million, up 14% reported basis, 25% constant currency.
- Margin 5.1%, up 70 basis points.
- Underlying earnings per share 7.5p, up 79%.
- Interim dividend up 6% to 3.6p.
- Free cash flow of £136 million, up £98 million.
- Selecta disposal announced for £772 million, completion expected July 2007.
- Further £500 million share buyback, takes total to £1 billion.

Richard Cousins, Chief Executive Officer, said:

"We have exceeded our expectations in the first half of the year with the operating margin up by 70 basis points to 5.1%. This positive trend is being achieved due to the underlying quality of the business combined with the introduction of a more transparent and intense management approach. The MAP framework is helping us to be more selective about the new business we take on and more disciplined in the investment of capital. Coupled with much more focus on driving like for like revenue growth and more emphasis on cost management and cash control, this has delivered encouraging results in terms of both operating profit and free cash flow.

As previously announced, our strategy is to simplify our organisation and focus on our core operations. I am therefore pleased that we have agreed the sale of Selecta and announced an additional £500 million share buy back in the last few days. This takes our total share buy back to £1 billion demonstrating our confidence in the future of the business and our commitment to deliver value to our shareholders".

Sir Roy Gardner, Chairman, said:

"This is a very encouraging set of results, with a number of actions and initiatives introduced over the last 6-9 months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half".

Financial summary For the six months ended 31 March	2007	2006	Increase/ (decrease)
Continuing operations			
Revenue			
- constant currency [1]	£5,185m	£4,943m	4.9%
- reported	£5,185m	£5,277m	(1.7)%
Operating profit [2]			
- constant currency [1]	£267m	£214m	24.8%
- reported	£267m	£234m	14.1%
Operating margin[3]	5.1%	4.4%	70bps
Profit before tax			
- underlying [4]	£224m	£151m	48.3%
- reported	£224m	£158m	41.8%
Free cash flow	£136m	£38m	257.9%
Basic earnings per share			
- underlying [4]	7.5p	4.2p	78.6%
- reported	7.5p	4.5p	66.7%
Total Group including discontinued operations			
Basic earnings per share	9.6p	6.5p	47.7%
Interim dividend per ordinary share	3.6p	3.4p	5.9%

(1) Constant currency restates the prior year results to 2007's average exchange rates.
(2) Includes share of profit of associates.
(3) Excludes share of profit of associates.
(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £nil million (2006: £7 million). Underlying basic earnings per share excludes these items net of tax.
(5) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full six months in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2006.

Enquiries:
Compass Group PLC +44 (0)1932 573000
Investors/Analysts Andrew Martin
Media Chris King

Website
www.compass-group.com

For presentation and teleconference details refer to the notes on page 9.

GROUP TRADING REVIEW

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2007.

Financial summary For the six months ended 31 March	2007	2006	Increase/ (decrease)
Continuing operations			
Revenue			
- constant currency [1]	£5,185m	£4,943m	4.9%
- reported	£5,185m	£5,277m	(1.7)%
Operating profit [2]			
- constant currency [1]	£267m	£214m	24.8%
- reported	£267m	£234m	14.1%
Operating margin[3]	5.1%	4.4%	70bps
Profit before tax			
- underlying [4]	£224m	£151m	48.3%
- reported	£224m	£158m	41.8%
Free cash flow	£136m	£38m	257.9%
Basic earnings per share			
- underlying [4]	7.5p	4.2p	78.6%
- reported	7.5p	4.5p	66.7%
Total Group including discontinued operations			
Basic earnings per share	9.6p	6.5p	47.7%
Interim dividend per ordinary share	3.6p	3.4p	5.9%

(1) Constant currency restates the prior year results to 2007's average exchange rates.
(2) Includes share of profit of associates.
(3) Excludes share of profit of associates.
(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £nil million (2006: £7 million). Underlying basic earnings per share excludes these items net of tax.

Discontinued Operations

On 12 May 2007, the Group announced that it had entered into an agreement to sell its European vending business, Selecta, for a consideration of £772 million on a debt and cash free basis. Subject to obtaining various approvals, the sale is expected to complete in July 2007. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The 2006 revenue and operating profits of all of these businesses combined were £539 million and £52 million respectively. The results of these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis.

Revenue

Overall, organic revenue growth was 5%. The significant strengthening of sterling, in particular against the US dollar, reduced revenues by 7%, resulting in reported revenues declining by 2%. Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2006.

The table below summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance Six months ended 31 March 2007	**2007**	**2006**	**Reported change %**	**Constant currency change %**	**Organic change %**
Continuing operations					
Revenue (£m)					
North America	2,133	2,224	(4)	7	7
Continental Europe	1,306	1,294	1	3	3
United Kingdom	957	962	(1)	(1)	(1)
Rest of the world	789	797	(1)	10	10
Total	5,185	5,277	(2)	5	5
Operating profit [1] (£m)					
North America	130	126			
Continental Europe	88	74			
United Kingdom	53	53			
Rest of the world	27	20			
Unallocated overheads	(34)	(41)			
Associates	3	2			
Total	267	234			
Operating margin [2] (%)					
North America	6.1	5.7			
Continental Europe	6.7	5.7			
United Kingdom	5.5	5.5			
Rest of the world	3.4	2.5			
Total	5.1	4.4			

(1) Operating profit includes share of profit of associates UK £2m (2006: £1m) & North America £1m (2006: £1m).
(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America – 41.1% Group revenue (2006: 42.2%)

We have continued to see good organic revenue growth of 7% in North America in the first half, coming from all the contract sectors. In Chartwells, the education business, we have been successful in driving like for like growth by increasing participation in schools and voluntary meals, translating to organic revenue growth of 9%. Some large contract wins in the Crothall support services business have helped achieve organic revenue growth of 7% in the healthcare sector and the pipeline continues to look strong. The sports and leisure sector has also performed particularly well with Levy delivering organic revenue growth of 9%. The revenue decline in the vending business, Canteen, reflects our ongoing strategy to franchise more marginal operations, a reduction in retail sales and continuing consolidation in the manufacturing sector.

Operating profit from continuing operations increased to £130 million (2006: £126 million), a 40 basis point margin improvement, with all sectors contributing to this delivery through an improvement in the quality of revenue and very tight control of overheads. On a constant currency basis, operating profit moved ahead strongly, up £19 million on the same period last year. Excluding the adverse impact on profits in the first half of last year of Hurricane Katrina and higher fuel costs, the underlying margin improvement in the first half of this year was approximately 20 basis points.

Continental Europe – 25.2% Group revenue (2006: 24.5%)

Revenue in Continental Europe grew by 3% on an organic basis to £1,306 million (2006: £1,294 million). We have seen a good start to the year in Spain, with strong new contract wins in healthcare and education and good like for like growth across all sectors driven by an increase in consumer numbers and new services offered to clients. The Nordic region continues to perform well with high activity levels at oil and gas clients and a focus on healthy eating driving volumes in the business and industry sector. Our businesses in the emerging markets of Central and Eastern Europe are also starting to make progress.

Operating profit from continuing operations increased to £88 million (2006: £74 million), a margin increase of 100 basis points. The significant level of restructuring costs in the first half of last year impacted last year's margin by approximately 30 basis points, so the underlying increase in the first half of this year was 70 basis points. Approximately half of this improvement is a one time step up from the turnaround of previously underperforming countries such as France and the Netherlands and the new management team in Italy delivering an encouraging start to stabilising the business.

UK – 18.5% Group revenue (2006: 18.2%)

In the UK, revenue was flat compared to last year at £957 million (2006: £962 million) as we continue to be more selective on the new business we take on and address low margin contracts. Operating profit from continuing operations was in line with 2006 at £53 million.

The fundamentals in the UK are extremely attractive and we remain optimistic that it will become a very good business. However, the poor discipline of the past combined with the excessive complexity of the business will take time to change.

The performance continues to stabilise with the second quarter results being better than the first. Overall, a 5.5% margin represents a satisfactory outcome.

Significant changes in the senior management team have been made and confidence is restored. In common with other parts of the Group, the culture is being changed to focus more on like for like revenue growth and we continue to avoid, renegotiate or exit poor performing contracts.

Good progress is being made to further reduce overheads and unit labour scheduling is now receiving intensive focus. This, combined with a healthy sales pipeline is helping to create a solid platform from which to grow profitability.

Rest of the World – 15.2% Group revenue (2006: 15.1%)

Strong organic revenue growth of 10% in the Rest of the World was largely a result of 22% growth in Australia and 15% in Latin America, whilst revenues in Japan remained flat. The remote site business in Australia has benefited from the buoyancy of the mining and energy sectors and the mobilisation of new business gained in 2006, while in Latin America a focus on volumes in the business and industry sector has had a positive impact. The smaller, emerging markets, particularly India and China, are also becoming more established and offer a good opportunity for future growth.

Operating profit from continuing operations increased to £27 million (2006: £20 million), a margin increase of 90 basis points. Approximately half of this improvement comes from the flow through from the high levels of new business gained in 2006 in addition to the turnaround resulting from the focus on poorer performing businesses.

Unallocated Overheads

Unallocated overheads for the first half year were £34 million (2006: £41 million). The decrease is largely due to the absence in the first half of the year of non-recurring costs in the first half of last year relating to the UN investigation and restructuring, partly offset by the strengthening of central functions which will continue into the second half.

Operating Profit

Operating profit from continuing operations, including associates, was £267 million (2006: £234 million), an increase of 14% on a reported basis and 25% at constant currency.

Finance Cost

Underlying net finance cost for the first half was £43 million (2006: £83 million, £76 million including the net effect of the revaluation of swaps and hedging instruments that do not qualify for hedge accounting under IAS 39). We expect a higher second half net finance cost due to the higher level of net debt following the completion of the current £500 million share buy back, giving a full year expected net finance cost of around £95 million to £100 million, before any benefit from the Selecta disposal proceeds which we expect to have for the final three months of the year.

Profit before taxation

Profit before taxation from continuing operations was £224 million (2006: £158 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 48% to £224 million (2006: £151 million).

Income Tax Expense

The overall Group tax charge before exceptional items was £65 million (2006: £54 million), an effective tax rate of 29% (2006: 34%). We continue to expect the Group's effective tax rate to average out at around the 30% level for the foreseeable future.

Basic Earnings per Share

Basic earnings per share were 9.6 pence (2006: 6.5 pence). Excluding the results of discontinued operations, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 7.5 pence (2006: 4.2 pence).

Continuing operations

	Attributable Profit		Basic earnings per share		
	2007 £m	2006 £m	2007 Pence	2006 Pence	Change
Reported	198	140	9.6	6.5	47.7%
Discontinued operations	(44)	(44)	(2.1)	(2.0)	
Hedge accounting ineffectiveness (net of tax)	-	(5)	-	(0.3)	
Underlying	154	91	7.5	4.2	78.6%

Dividends

The interim dividend is 3.6 pence per share (2006: 3.4 pence), a year on year increase of 6%.

Discontinued Operations

Operating profit from discontinued operations was £25 million (2006: £53 million). The profit after tax from discontinued operations was £20 million (2006: £44 million).

Free Cash Flow

Free cash flow from the continuing business totalled £136 million (2006: £38 million). The major factors contributing to the increase were: £32 million increase in operating profit before associates, £41 million lower net capital expenditure and £37 million lower net interest payments.

Gross capital expenditure of £79 million represents 1.5% of revenue. We are expecting a higher level of capex of around £100 million in the second half of the year due to the phasing of activity and we therefore expect the full year to be below the 2.0% of revenue level for the continuing business (excluding Selecta). We still expect the working capital outflow to average out at around £20 million per year.

The cash tax rate on continuing operations for the first half was 27% and we continue to expect this to average around the mid to high 20s level for the foreseeable future.

Net interest paid of £47 million benefits from the significant reduction in the level of net debt as a result of the receipt of the SSP and Moto sale proceeds.

Overall, following the disposal of Selecta and the travel concessions business, we expect free cash flow to be delivered more evenly across the year with only a slight weighting towards the second half.

Acquisitions

The acquisition of the remaining 5% interest in Onama was completed in December 2006 for £7 million. A further £14 million was spent in the first half on deferred consideration relating to prior year acquisitions and £3 million on new acquisitions.

Financial Targets

The Group's three year targets for the continuing business for 2006 to 2008 remain unchanged at:

- 100 basis points improvement in ROCE
- free cash flow from continuing operations of £800 million to £850 million.

Outlook

This is a very encouraging set of results, with a number of actions and initiatives introduced over the last 6-9 months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half.

Richard Cousins
Chief Executive

Sir Roy Gardner
Chairman

NOTES

(a) The Annual Report for the year ended 30 September 2006 has been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.6p per share is as follows:

Ex dividend date:	27 June 2007
Record date:	29 June 2007
Payment date:	6 August 2007

(d) A presentation for analysts and investors will take place at 9:30 am (BST/London) on Wednesday 16 May 2007 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 (0)1452 562716. **Conference access ID: 6579885**
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, from 14.00 on May 16 until midnight 22 May 2007. To hear the replay, dial (UK) +44 (0)1452 55 00 00. The replay access number is **6579885#**.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Chris King

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenue of c. £10 billion. For more information visit www.compass-group.com

Independent review report to Compass Group PLC

Introduction

We have been instructed by Compass Group PLC ('the Company') to review the financial information for the six months ended 31 March 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2007.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
16 May 2007

Consolidated income statement

for the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Before exceptional items Audited £m	Year ended 30 September 2006 Exceptional items Audited £m	Year ended 30 September 2006 Total Audited £m
Continuing operations						
Revenue	2	**5,185**	5,277	10,276	–	10,276
Operating costs		**(4,921)**	(5,045)	(9,822)	–	(9,822)
Operating profit	2	**264**	232	454	–	454
Share of profit of associates	2	**3**	2	2	–	2
Total operating profit	2	**267**	234	456	–	456
Finance income	3	**13**	3	15	–	15
Finance costs	3	**(56)**	(86)	(160)	–	(160)
Hedge accounting ineffectiveness	3	**–**	7	11	–	11
Profit before tax		**224**	158	322	–	322
Income tax expense	4, 6	**(65)**	(54)	(109)	44	(65)
Profit for the period from continuing operations		**159**	104	213	44	257
Discontinued operations						
Profit before exceptional items (net of tax)	5	**20**	44	65	–	65
Exceptional items (net of tax)	5, 6	**24**	–	–	(27)	(27)
Profit for the period from discontinued operations	5	**44**	44	65	(27)	38
Continuing and discontinued operations						
Profit for the period		**203**	148	278	17	295
Attributable to						
Equity shareholders of the Company		**198**	140	268	17	285
Minority interest		**5**	8	10	–	10
Profit for the period		**203**	148	278	17	295
Earnings per share						
Basic earnings per share						
From continuing operations	7	**7.5p**	4.5p			11.5p
From discontinued operations	7	**2.1p**	2.0p			1.8p
From continuing and discontinued operations	7	**9.6p**	6.5p			13.3p
Diluted earnings per share						
From continuing operations	7	**7.5p**	4.4p			11.5p
From discontinued operations	7	**2.1p**	2.1p			1.8p
From continuing and discontinued operations	7	**9.6p**	6.5p			13.3p

Consolidated statement of recognised income and expense

For the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Audited £m
Net income/(expense) recognised in equity				
Fair value movement on cash flow hedges		–	3	4
Currency translation differences		(2)	–	(7)
Actuarial losses on post-retirement employee benefits		–	–	(37)
Tax on items taken directly to equity		–	–	3
Recognition of deferred tax asset relating to currency translation differences in prior years		37	–	–
Net income/(expense) recognised in equity		35	3	(37)
Transfers				
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		–	–	2
Transfer to profit or loss from equity on cash flow hedges		–	(1)	(6)
Transfers		–	(1)	(4)
Net gain/(loss) recognised directly in equity				
Net gain/(loss) recognised directly in equity		35	2	(41)
Profit for the period				
Profit for the period		203	148	295
Total recognised income and expense for the period	8	238	150	254
Attributable to				
Equity shareholders of the Company		231	141	248
Minority interest		7	9	6
Total recognised income and expense for the period		238	150	254

Consolidated balance sheet
As at 31 March 2007

	Notes	As at 31 March 2007 Unaudited £m	As at 31 March 2006 Unaudited £m	As at 30 September 2006 Audited £m
Assets				
Non-current assets				
Goodwill		**3,017**	3,434	3,451
Other intangible assets		**139**	167	152
Property, plant and equipment		**579**	928	756
Interests in associates		**40**	41	39
Other investments		**6**	9	9
Deferred tax assets		**270**	200	237
Trade and other receivables		**101**	137	117
Derivative financial instruments		**4**	29	22
		4,156	4,945	4,783
Current assets				
Inventories		**180**	241	212
Trade and other receivables		**1,339**	1,544	1,424
Tax recoverable		**7**	4	10
Derivative financial instruments		**8**	6	9
Cash and cash equivalents		**536**	231	848
		2,070	2,026	2,503
Assets of disposal groups				
Assets included in disposal groups held for sale	5	**652**	1,663	–
Total assets		**6,878**	8,634	7,286
Liabilities				
Current liabilities				
Short-term borrowings		**(141)**	(218)	(119)
Derivative financial instruments		**(1)**	(7)	(2)
Current tax liabilities		**(219)**	(309)	(357)
Trade payables and other payables		**(1,764)**	(2,196)	(1,990)
Provisions		**(70)**	(10)	(65)
		(2,195)	(2,740)	(2,533)
Non-current liabilities				
Long-term borrowings		**(1,771)**	(2,536)	(1,835)
Derivative financial instruments		**(13)**	(7)	(18)
Post-employment benefit obligations		**(254)**	(553)	(282)
Provisions		**(291)**	(143)	(242)
Deferred tax liabilities		**(6)**	(18)	(18)
Other liabilities		**(46)**	(100)	(46)
		(2,381)	(3,357)	(2,441)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	5	**(149)**	(235)	–
Total liabilities		**(4,725)**	(6,332)	(4,974)
Net assets				
Net assets		**2,153**	2,302	2,312
Equity				
Share capital		**201**	216	210
Share premium account		**103**	94	96
Capital redemption reserve		**24**	9	15
Less: own shares		**(4)**	(1)	–
Other reserves		**4,301**	4,161	4,288
Retained earnings		**(2,490)**	(2,204)	(2,303)
Total equity shareholders' funds		**2,135**	2,275	2,306
Minority interests		**18**	27	6
Total equity	8	**2,153**	2,302	2,312

Consolidated cash flow statement
For the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Audited £m
Cash flow from operating activities				
Cash generated from operations	10	**304**	275	648
Interest paid		**(59)**	(87)	(186)
Interest element of finance lease rentals		**(1)**	(1)	(3)
Tax received		**–**	5	4
Tax paid		**(61)**	(54)	(97)
Net cash from operating activities for continuing operations		**183**	138	366
Net cash from operating activities for discontinued operations		**18**	103	181
Net cash from operating activities		**201**	**241**	**547**
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings		**(24)**	(31)	(167)
Proceeds from sale of subsidiary companies and associated undertakings		**29**	31	1,807
Tax on profits from sale of subsidiary companies and associated undertakings		**(61)**	–	(50)
Contribution of disposal proceeds to pension plans		**–**	–	(280)
Purchase of property, plant and equipment		**(64)**	(98)	(152)
Proceeds from sale of property, plant and equipment		**17**	11	20
Purchase of intangible assets and investments		**(12)**	(13)	(30)
Dividends received from associated undertakings		**–**	1	2
Interest received		**13**	4	15
Net cash from/(used in) investing activities for continuing operations		**(102)**	(95)	1,165
Net cash from/(used in) investing activities for discontinued operations		**(22)**	(63)	(106)
Net cash from/(used in) investing activities		**(124)**	**(158)**	**1,059**
Cash flow from financing activities				
Proceeds from issue of ordinary share capital		**7**	–	2
Purchase of own shares (net)		**(290)**	–	(148)
Net increase/(decrease) in borrowings		**42**	16	(647)
Repayment of obligations under finance leases		**(9)**	(8)	(15)
Equity dividends paid		**(136)**	(140)	(213)
Dividends paid to minority interests		**(1)**	(5)	(11)
Net cash from/(used in) financing activities		**(387)**	**(137)**	**(1,032)**
Cash and cash equivalents				
Net increase/(decrease) in cash and cash equivalents	11	**(310)**	(54)	574
Cash and cash equivalents at beginning of the period		**848**	281	281
Exchange gains and losses on cash and cash equivalents		**(2)**	4	(7)
Cash and cash equivalents at end of the period		**536**	**231**	**848**

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2007

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Net cash from operating activities for continuing operations	**183**	138	366
Purchase of property, plant and equipment	**(64)**	(98)	(152)
Proceeds from sale of property, plant and equipment	**17**	11	20
Purchase of intangible assets and investments	**(12)**	(13)	(30)
Dividends received from associated undertakings	**–**	1	2
Interest received	**13**	4	15
Dividends paid to minority interests	**(1)**	(5)	(11)
Free cash flow from continuing operations	**136**	**38**	**210**

Notes to the consolidated financial statements

For the six months ended 31 March 2007

1 Basis of preparation

The unaudited interim financial statements for the six months ended 31 March 2007 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 31 March 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group has not yet adopted IAS34 'Interim Financial Reporting' but intends to do so from 1 October 2007.

Details of the accounting policies applied are those set out in the Group's Annual Report for the year ended 30 September 2006, which is published in the Investor Relations section of the Group website (www.compass-group.com) and which is also available on request.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2006 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 5.

The unaudited interim financial statements for the six months ended 31 March 2007, which were approved by the Board of directors on 16 May 2007, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2006 contained an unqualified audit report and has been filed with the Registrar of Companies.

2 Segmental reporting

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m	Eliminations £m	Total £m
Revenue from continuing operations						
Six months to 31 March 2007						
External revenue	2,133	1,306	957	789	–	5,185
Inter-segment revenue	–	–	–	4	(4)	–
Total revenue	2,133	1,306	957	793	(4)	5,185
Six months to 31 March 2006						
External revenue	2,224	1,294	962	797	-	5,277
Inter-segment revenue	-	-	-	8	(8)	-
Total revenue	2,224	1,294	962	805	(8)	5,277
Year ended 30 September 2006						
External revenue	4,290	2,484	1,889	1,613	-	10,276
Inter-segment revenue	-	-	-	15	(15)	-
Total revenue	4,290	2,484	1,889	1,628	(15)	10,276

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m	Other £m	Total £m
Operating profit from continuing operations						
Six months to 31 March 2007						
Operating profit/(loss)	130	88	53	27	(34)	264
Share of profit of associates	1	-	2	-	-	3
Segment result	131	88	55	27	(34)	267
Six months to 31 March 2006						
Operating profit/(loss)	126	74	53	20	(41)	232
Share of profit of associates	1	-	1	-	-	2
Segment result	127	74	54	20	(41)	234
Year ended 30 September 2006						
Operating profit/(loss)	245	129	110	47	(77)	454
Share of profit of associates	1	-	1	-	-	2
Segment result	246	129	111	47	(77)	456

* Russia and Turkey were transferred from the Rest of World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The 2006 segmental results have been restated on a consistent basis. The combined revenue and operating profit of these businesses was £24 million and £1 million respectively for the period to 31 March 2006 and £46 million and £3 million respectively for the year ended 30 September 2006.

3 Finance income and costs

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Finance income			
Bank interest	**13**	3	15
Finance costs			
Bank loans and overdrafts	**2**	23	35
Other loans	**52**	53	107
Finance lease interest	**1**	1	3
Interest on bank and other loans and finance leases	**55**	77	145
Unwinding of discount on put options held by minority shareholders	**–**	3	4
Interest on pension scheme liabilities net of expected return on scheme assets	**1**	6	11
Total	**56**	86	160
Hedge accounting ineffectiveness			
Unrealised net gains on financial instruments	**–**	7	11

4 Tax

The tax charge on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 34% before exceptional items).

The estimated full year effective tax rate of 29% does not take into account the impact of the proposed reduction in the UK statutory rate of corporation tax from 30% to 28% from 1 April 2008 announced in the March 2007 Budget, as the relevant legislation was not substantively enacted at the interim balance sheet date. If, as anticipated, substantive enactment has occurred by the Group's full year balance sheet date of 30 September 2007, it is estimated that the full year effective tax rate would be approximately 30%. This increase would be due largely to a charge arising from the reduction in the balance sheet carrying value of deferred tax assets in the UK to reflect the reduced rate of corporation tax at which those assets are expected to reverse.

	Six months to 31 March		Year ended 30 September 2006		
	2007 £m	2006 £m	Before exceptional items £m	Exceptional items £m	Total £m
Tax on continuing operations					
UK tax	**7**	11	29	(44)	(15)
Overseas tax	**58**	43	80	–	80
Total	**65**	54	109	(44)	65

5 Discontinued operations

In November 2006, as part of the Group's strategy of focussing on its core contract catering business, the Group announced its intention to dispose of its European vending business, Selecta. As explained in Note 13 'Post balance sheet events', the Group announced on 12 May 2007 that it had agreed to sell Selecta to a company managed by Allianz Capital Partners GmbH. The transaction is expected to be completed by the end of the current financial year. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis. Where appropriate, the assets and liabilities of these businesses are classified as being held for sale as at 31 March 2007.

In the year ended 30 September 2006, the Group disposed of its Inflight catering operations, which operated principally in Continental Europe, on 19 December 2005, and disposed of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together 'SSP') on 15 June 2006. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The assets and liabilities of SSP were classified as being held for sale as at 31 March 2006.

In the second half of the year ended 30 September 2006, the Group also discontinued its Middle East military catering operations and withdrew from or disposed of various other businesses. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. This process was substantially complete by the end of the year and no assets or liabilities were classified as being held for sale at 30 September 2006.

The results of the discontinued operations were as follows:

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Trading activities of discontinued activities			
External revenue	**262**	1,315	1,988
Operating costs	**(237)**	(1,262)	(1,913)
Profit before exceptional items	**25**	53	75
Exceptional operating items (note 6)	**–**	–	(47)
Profit before tax	**25**	53	28
Income tax expense	**(5)**	(9)	(10)
Profit after tax	**20**	44	18
Disposal of net assets and other adjustments relating to discontinued activities			
Profit on disposal of net assets of discontinued operations	**–**	–	116
Cumulative translation exchange loss	**–**	–	(2)
Increase in provisions related to discontinued operations	**(45)**	–	–
Profit before tax	**(45)**	–	114
Tax	**69**	–	(94)
Profit after tax	**24**	–	20
Profit for the period from discontinued operations			
Profit for the period from discontinued operations	**44**	44	38

The major classes of assets and liabilities of the businesses classified as held for sale (on a cash free / debt free basis) were as follows:

	As at 31 March		As at 30 September
	2007	2006	2006
	£m	£m	£m
	Selecta/Other	*SSP*	*None*
Assets			
Goodwill	**394**	813	–
Property, plant and equipment	**144**	745	–
Inventories	**36**	27	–
Trade and other receivables	**71**	56	–
Other assets	**7**	22	–
Assets included in disposal groups held for sale	**652**	1,663	–
Liabilities			
Trade and other payables	**(129)**	(199)	–
Other liabilities	**(20)**	(36)	–
Liabilities included in disposal groups held for sale	**(149)**	(235)	–
Net Assets			
Net Assets included in disposal groups held for sale	**503**	1,428	–

6 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Continuing operations			
Income tax expense	**–**	–	44
Discontinued operations			
Settlement of UN contract claims and related expenses	**–**	–	(39)
Middle East military catering business	**–**	–	(8)
Exceptional operating costs	**–**	–	(47)
Profit on disposal of net assets and other adjustments relating to discontinued operations (note 5)	**24**	–	20
	24	–	(27)
Continuing and discontinued operations			
Total	**24**	–	17

In the period to 31 March 2007, the Group released tax provisions totalling £69 million following the settlement of a number of long-standing issues connected with prior year discontinued activities. The Group also established provisions totalling £45 million in respect of the prior year disposal of travel concessions catering businesses and in respect of discontinued Middle East military catering operations. The result of these items was a net profit of £24 million in the period.

In the year ended 30 September 2006, a £44 million exceptional tax credit arose in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

£39 million was charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

£8 million was provided to settle claims arising in respect of the discontinued Middle East military catering operations.

A profit of £20 million (net of cumulative translation exchange losses and tax) was recognised in respect of the disposal of the Group's Inflight catering services business on 19 December 2005 and its travel concessions catering business ("SSP") on 15 June 2006.

7 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities and exceptional items; these are disclosed to show the underlying trading performance of the Group.

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Attributable profit			
Profit for the period attributable to equity shareholders of the Company	**198**	140	285
Less profit for the period from discontinued operations	**(44)**	(44)	(38)
Attributable profit for the period from continuing operations	**154**	96	247
Less exceptional items included in continuing operations (net of tax)	**–**	–	(44)
Attributable profit for the period from continuing operations before exceptional items	**154**	96	203
Hedge accounting ineffectiveness (net of tax)	**–**	(5)	(7)
Underlying attributable profit for the period from continuing operations before exceptional items	**154**	91	196

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
Average number of shares (millions of ordinary shares of 10p each)			
Average number of shares for basic earnings per share	**2,052**	2,156	2,147
Dilutive share options	**13**	2	3
Average number of shares for diluted earnings per share	**2,065**	2,158	2,150
Basic earnings per share			
From continuing and discontinued operations	**9.6p**	6.5p	13.3p
From discontinued operations	**(2.1)p**	(2.0)p	(1.8)p
From continuing operations	**7.5p**	4.5p	11.5p
Effect of exceptional items (net of tax)	**–**	–	(2.0)p
From continuing operations before exceptional items	**7.5p**	4.5p	9.5p
Hedge accounting ineffectiveness	**–**	(0.3)p	(0.4)p
From underlying continuing operations before exceptional items	**7.5p**	4.2p	9.1p
Diluted earnings per share			
From continuing and discontinued operations	**9.6p**	6.5p	13.3p
From discontinued operations	**(2.1)p**	(2.1)p	(1.8)p
From continuing operations	**7.5p**	4.4p	11.5p
Effect of exceptional items (net of tax)	**–**	–	(2.0)p
From continuing operations before exceptional items	**7.5p**	4.4p	9.5p
Hedge accounting ineffectiveness	**–**	(0.2)p	(0.4)p
From underlying continuing operations before exceptional items	**7.5p**	4.2p	9.1p

8 Reconciliation of movements in total shareholders' equity

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Opening total shareholders' equity	**2,312**	2,278	2,278
Total recognised income and expense	**238**	150	254
Issue of shares	**7**	–	2
Fair value of share-based payments	**11**	16	25
Share buy-back	**(282)**	–	(149)
Transfer on exercise of put options	**8**	–	131
Other changes	**–**	3	(5)
	2,294	2,447	2,536
Dividends paid to Compass shareholders (note 9)	**(136)**	(140)	(213)
Dividends paid to minority interest	**(1)**	(5)	(11)
	2,157	2,302	2,312
Increase in own shares held for staff compensation schemes*	**(4)**	–	–
Closing total shareholders' equity	**2,153**	2,302	2,312

* These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

9 Dividends

The interim dividend of 3.6 pence per share (2006: 3.4 pence per share) will be payable on 6 August 2007 to shareholders on the register at the close of business on 29 June 2007. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements. The dividends paid in the periods presented were as follows:

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Dividends on ordinary shares of 10p each			
Final 2005 - 6.5p per share	**–**	140	140
Interim 2006 – 3.4p per share	**–**	–	73
Final 2006 – 6.7p per share	**136**	–	–
Total	**136**	140	213

10 Reconciliation of operating profit to cash generated from operations

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Operating profit from continuing operations	**264**	232	453
Adjustments for:			
Depreciation of property, plant and equipment	**71**	74	150
Amortisation of intangible fixed assets	**15**	15	38
(Gain)/loss on disposal of property, plant and equipment	**(1)**	1	5
Increase/(decrease) in provisions	**(7)**	(2)	(38)
Share-based payments	**11**	14	21
Other non-cash items (net)	**–**	1	–
Operating cash flows before movement in working capital	**353**	335	629
(Increase)/decrease in inventories	**(7)**	(9)	(4)
(Increase)/decrease in receivables	**(26)**	(61)	(37)
Increase/(decrease) in payables	**(16)**	10	60
Cash generated from operations	**304**	275	648

11 Reconciliation of net cash flow to movement in net debt

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Net increase/(decrease) in cash and cash equivalents	**(310)**	(54)	574
Cash (inflow)/outflow from changes in debt and lease financing	**(33)**	(8)	662
Valuation movements and other non-cash changes	**12**	16	39
Changes in finance leases	**(3)**	(6)	(15)
Foreign exchange movements	**51**	(25)	69
Acquisitions and disposals	**–**	–	1
(Increase)/decrease in net debt during the period	**(283)**	(77)	1,330
Opening net debt	**(1,095)**	(2,425)	(2,425)
Closing net debt	**(1,378)**	(2,502)	(1,095)

The table above is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

12 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation,

which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA's ongoing investigation. Revenues of the Portuguese business for the year ended 30 September 2006 were £90 million (€132 million). It is likely that the investigation will take several months to complete and its outcome cannot be predicted at this point.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

13 Post balance sheet events

The Group announced on 12 May 2007 that it had agreed to sell its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH for a consideration of £772 million on a debt and cash free basis, subject to customary closing adjustments. The sale is expected to be completed in July 2007.

The Group's share buyback programme continued after the balance sheet date. Between 1 April 2007 and 11 May 2007, the Group repurchased for cancellation 13 million ordinary shares for a total consideration of £46 million, bringing the total number of shares repurchased since the share buyback programme began to 166 million shares for a total consideration of £474 million (before brokers commission and stamp duty).

14 Exchange rates

The main exchange rates used to translate the results and financial position of subsidiaries reporting in foreign currency were:

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Average exchange rate for period*			
Australian Dollar	**2.48**	2.36	2.41
Brazilian Real	**4.14**	3.88	3.97
Canadian Dollar	**2.26**	2.03	2.06
Euro	**1.49**	1.46	1.46
Japanese Yen	**230.72**	204.55	209.07
Norwegian Krone	**12.15**	11.62	11.66
South African Rand	**14.10**	11.07	11.95
Swedish Krona	**13.62**	13.76	13.67
Swiss Franc	**2.39**	2.28	2.29
US Dollar	**1.95**	1.75	1.80
Closing exchange rate as at end of period*			
Australian Dollar	**2.43**	2.43	2.53
Brazilian Real	**4.01**	3.77	4.22
Canadian Dollar	**2.26**	2.02	2.13
Euro	**1.47**	1.43	1.48
Japanese Yen	**231.59**	204.66	220.54
Norwegian Krone	**11.97**	11.38	12.47
South African Rand	**14.22**	10.69	14.52
Swedish Krona	**13.76**	13.52	13.80
Swiss Franc	**2.39**	2.27	2.34
US Dollar	**1.96**	1.73	1.87

* Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 17, 2007).

2. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (January 18, 2007).

3. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 19, 2007).

4. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at January 19, 2007, in accordance with the transitional provisions of the Transparency Directive (January 22, 2007).

5. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 22, 2007).

6. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 23, 2007).

7. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 24, 2007).

8. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 25, 2007).

9. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 26, 2007).

10. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 29, 2007).

11. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 30, 2007).

12. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (January 31, 2007).

13. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at January 31, 2007, in accordance with the Disclosure and Transparency Rules (February 1, 2007).

14. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 1, 2007).

15. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 2, 2007).

16. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 2, 2007).

17. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 5, 2007).

18. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 6, 2007).

19. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 7, 2007).

20. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 8, 2007).

21. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 9, 2007).

22. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 12, 2007).

23. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 12, 2007).

24. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 13, 2007).

25. Notification from Compass Group PLC relating to major interests in its shares held by Legal & General Group Plc (February 14, 2007).

26. Notification from Compass Group PLC relating to the Chairman's AGM Statement (February 16, 2007).

27. Notification from Compass Group PLC relating to Directorate Changes (February 16, 2007).

28. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (February 19, 2007).

29. Notification from Compass Group PLC relating to confirming that copies of resolutions relating to special business passed at the AGM are available at the Document Viewing Facility of the UKLA (February 19, 2007).

30. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (February 19, 2007).

31. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 20, 2007).

32. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 21, 2007).

33. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 22, 2007).

34. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (February 23, 2007).

35. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 23, 2007).

36. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (February 26, 2007).

37. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 27, 2007).

38. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (February 28, 2007).

39. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at February 28, 2007, in accordance with the Disclosure and Transparency Rules (March 1, 2007).

40. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 1, 2007).

41. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Growth Fund, Inc. (March 2, 2007).

42. Notification from Compass Group PLC relating to major interests in its shares held by Templeton Global Advisers Limited (March 2, 2007).

43. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 2, 2007).

44. Notification from Compass Group PLC relating to transactions of a person discharging managerial responsibility (March 2, 2007).

45. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 5, 2007).

46. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 6, 2007).

47. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 7, 2007).

48. Notification from Compass Group PLC relating to the purchase of 900,000 of its own shares for cancellation (March 8, 2007).

49. Notification from Compass Group PLC relating to transactions of directors and persons discharging managerial responsibility (March 9, 2007).

50. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 9, 2007).

51. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 12, 2007).

52. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 13, 2007).

53. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 14, 2007).

54. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 15, 2007).

55. Notification from Compass Group PLC relating to the purchase of 1,000,000 of its own shares for cancellation (March 16, 2007).

56. Notification from Compass Group PLC relating to the purchase of 890,000 of its own shares for cancellation (March 19, 2007).

57. Notification from Compass Group PLC relating to the purchase of 841,000 of its own shares for cancellation (March 20, 2007).

58. Notification from Compass Group PLC relating to the purchase of 719,000 of its own shares for cancellation (March 21, 2007).

59. Notification from Compass Group PLC relating to the purchase of 760,000 of its own shares for cancellation (March 22, 2007).

60. Notification from Compass Group PLC relating to the purchase of 700,000 of its own shares for cancellation (March 23, 2007)

61. Notification from Compass Group PLC relating to an investigation of the Group's Portuguese business by the Portuguese Competition Authority (March 26, 2007).

62. Notification from Compass Group PLC relating to the purchase of 800,000 of its own shares for cancellation (March 26, 2007).

63. Notification from Compass Group PLC - Trading Update (March 29, 2007).

64. Notification from Compass Group PLC relating to the Company's Share Repurchase Programme (March 30, 2007).

65. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at March 31, 2007, in accordance with the Disclosure and Transparency Rules (April 2, 2007).

66. Notification from Compass Group PLC – Block listing Management Share Option Plan six monthly review (April 2, 2007).

67. Notification from Compass Group PLC – Block listing Executive Share Option Plan six monthly review (April 2, 2007).

68. Notification from Compass Group PLC – Block listing SAYE Scheme six monthly review (April 2, 2007).

69. Notification from Compass Group PLC relating to major interests in its shares held by Deutsche Bank AG (April 3, 2007).

70. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 3, 2007).

71. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 4, 2007).

72. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 5, 2007).

73. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 10, 2007).

74. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 11, 2007).

75. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 12, 2007).

76. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 13, 2007).

77. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 16, 2007).

78. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 17, 2007).

79. Notification from Compass Group PLC – Application made to the UKLA and the London Stock Exchange for a block listing of 10 million ordinary shares of 10p each to be admitted to the Official List in relation to the future exercise of options under the Company's share option schemes (April 18, 2007).

80. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 18, 2007).

81. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 19, 2007).

82. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 20, 2007).

83. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 23, 2007).

84. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 24, 2007).

85. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 25, 2007).

86. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 26, 2007).

87. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 27, 2007).

88. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (April 30, 2007).

89. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at April 30, 2007, in accordance with the Disclosure and Transparency Rules (May 1, 2007).

90. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 1, 2007).

91. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 2, 2007).

92. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 3, 2007).

93. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 4, 2007).

94. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 8, 2007).

95. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 9, 2007).

96. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 10, 2007).

97. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 11, 2007).

98. Notification from Compass Group PLC relating to the sale of the Company's European vending business, Selecta, and an extension to the Company's share buy-back programme (May 14, 2007).

99. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 14, 2007).

100. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 15, 2007).

101. Notification from Compass Group PLC – Announcement of Interim Results of the Company for the six months ended March 31, 2007 (May 16, 2007)

102. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 18, 2007).

103. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 21, 2007).

104. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 22, 2007).

105. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 23, 2007).

106. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 24, 2007).

107. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 25, 2007).

108. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 29, 2007).

109. Notification from Compass Group PLC relating to a transaction of a person discharging managerial responsibility (May 30, 2007).

110. Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (May 30, 2007).

111. Notification from Compass Group PLC relating to the purchase of 600,000 of its own shares for cancellation (May 31, 2007).

112.Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at May 31, 2007, in accordance with the Disclosure and Transparency Rules (June 1, 2007).

113.Notification from Compass Group PLC relating to a transaction of a person discharging managerial responsibility (June 1, 2007).

114.Notification from Compass Group PLC relating to the purchase of 500,000 of its own shares for cancellation (June 1, 2007).

115.Notification from Compass Group PLC relating to the purchase of 710,966 of its own shares for cancellation (June 4, 2007).

116.Notification from Compass Group PLC that copies of the Company's Interim Report 2007 and a Dividend Reinvestment Plan Circular are available for inspection at the Document Viewing Facility of the UKLA (June 8, 2007).

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:46 17-Jan-07
Number	7123P

17th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 January 2007 it purchased for cancellation 700,000 ordinary shares at a price of 310.564 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,047,642,533.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 18-Jan-07
Number	7857P

18th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 January 2007 it purchased for cancellation 700,000 ordinary shares at a price of 311.6132 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,046,942,533.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 JUN 12 A 9:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:58 19-Jan-07
Number	8789P

19th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 309.54675 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be **2,045,942,533.**

Enquiries:
Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	14:24 22-Jan-07
Number	9259P

RNS Number:9259P
Compass Group PLC
22 January 2007

Compass Group PLC - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 and further to the Company's announcement made on 27 December 2006, Compass Group PLC's issued share capital as at 19 January 2007 consists of 2,048,343,783 ordinary 10p shares each with equal voting rights. Compass Group PLC does not hold any ordinary shares in treasury.

The decrease is the result of the purchase and cancellation of shares under the Company's share buy-back programme partially set-off by the allotment of new shares in relation to the Company's employee share schemes.

Therefore the total number of voting rights in Compass Group PLC is 2,048,343,783.

The above figure, 2,048,343,783 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:33 22-Jan-07
Number	9549P

22nd January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 309.24 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,044,943,783

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:22 23-Jan-07
Number	0290Q

23rd January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 304.97825 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,043,943,783

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 24-Jan-07
Number	1022Q

24th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 307.267 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,042,943,783

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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RECEIVED

2007 JUN 12 A 3:35

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:48 25-Jan-07
Number	1795Q

25th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 308.45831 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,041,943,783.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 26-Jan-07
Number	2512Q

26th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.51 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,040,943,783.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:21 29-Jan-07
Number	3285Q

29th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.15832 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,039,943,783.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 30-Jan-07
Number	4091Q

30th January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 304.89 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,039,054,488.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:45 31-Jan-07
Number	5098Q

31st January 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 January 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.870854 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,038,054,488.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	13:02 01-Feb-07
Number	5587Q

RNS Number:5587Q
Compass Group PLC
01 February 2007

Compass Group PLC - Total Voting Rights and Capital As at 31 January 2007

In conformity with rule 5.6.1 of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 January 2007 its issued share capital consists of 2,041,069,158 ordinary shares of 10p each. The total number of voting rights in respect of these ordinary shares is 2,041,069,158, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

The above figure, 2,041,069,158 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 01-Feb-07
Number	5927Q

1st February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.35 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,037,069,158

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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RECEIVED

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:33 02-Feb-07
Number	6557Q

RNS Number:6557Q
Compass Group PLC
02 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Compass Group Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

31/01/2007

6. Date on which issuer notified:

01/02/2007

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0005331532	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
GB0005331532	81,984,278	81,984,278		4.02	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
81,984,278	4.02

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

Please note that this is the first disclosure made on behalf of Deutsche Bank AG and its subsidiary companies in relation to holdings in Compass Group Plc since the implementation of the Disclosure and Transparency Rules in the UK.

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 02-Feb-07
Number	6789Q

2nd February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.785 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,036,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 05-Feb-07
Number	7489Q

5th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.625 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,035,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 06-Feb-07
Number	8332Q

6th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 306.075 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,034,069,158.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 07-Feb-07
Number	9040Q

7th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.225 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,033,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 08-Feb-07
Number	9846Q

8th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 300.375 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,032,069,158.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 09-Feb-07
Number	0575R

9th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.05125 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,031,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 MAY 12 A 8:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:18 12-Feb-07
Number	1217R

RNS Number:1217R
Compass Group PLC
12 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Compass Group Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.) (iv):

Deutsche Bank AG

Deutsche Asset Management Investment GmbH

Deutsche Asset Management (Japan) Ltd

Deutsche Investment Management Americas Inc

DWS Investment GmbH

DWS (Austria) Investment GmbH

Tilney Group Ltd

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

07/02/2007

6. Date on which issuer notified:

08/02/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Number of voting Rights (viii)
GB0005331532	81,984,278	81,984,278

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)	% of voting rig

Direct	Direct (x)	Indirect (xi)	Direct	Indir
97,226,380	97,226,380	7,974,780	4.78	0.3

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
105,201,160	5.17

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

Annex Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Deutsche Bank AG

Contact address (registered office for legal entities):

Winchester House, 1 Great Winchester Street,
London
EC2N 2DB

Phone number:

+00 44 207 545 8000

Other useful information (at least legal representative for legal persons):

Andy Harris

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 12-Feb-07
Number	1360R

12th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 301.625 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,030,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:40 13-Feb-07
Number	2140R

13th February 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 306.825 pence per share through Merrill Lynch International.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,029,069,158.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:53 14-Feb-07
Number	2884R

RNS Number:2884R
Compass Group PLC
14 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Compass Group plc

2. Reason for the notification (please tick the appropriate box or boxes):

n/a see additional information

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (Group)

Legal & General Investment Management Limited (LGIM)

Legal & General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal & General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached

if different) (v):

n/a

6. Date on which issuer notified:

14/02/07

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

Above 3% (L&G)

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ord GBP 0.10	86,546,680	4.01%
	(under S-198 on 22/06/2006)	

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
Ord GBP 0.10	101,374,117	101,374,117	10,866,797	4.996	0.53

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the	% of voting rights

instrument is
exercised/
converted.

Total (A+B)

Number of voting rights	% of voting rights
112,240,914	5.53

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect)(Group)
(112,240,914 - 5.53%=Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH)(Direct and Indirect)(112,240,914-5.53%=Total Position)

Legal & General Investment Management Limited(Indirect)(LGIM)
(112,240,914 - 5.53%=Total Position)

Legal & General Group Plc (Direct)(L&G)(101,374,117 - 4.99%=LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings)Limited(Direct)(LGIMHD)
(61,580,224 - 3.03%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC)
(61,580,224 - 3.03%=PMC)

Legal & General Insurance Holdings Limited (Direct)(LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using total voting rights figure of

2,029,069,158

First notification under DTR Sourcebook

14. Contact name:

Helen Lewis

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

Company	Compass Group PLC
TIDM	CPG
Headline	AGM Statement
Released	07:00 16-Feb-07
Number	3674R

RNS Number:3674R
Compass Group PLC
16 February 2007

16 February 2007

Compass Group PLC: Chairman's AGM Statement

Compass Group PLC holds its Annual General Meeting at the Queen Elizabeth II Conference Centre, London, at 11am. At this meeting Sir Roy Gardner, Chairman, will provide shareholders with the following update:

Current Trading

"Trading in the first four months of the year has been encouraging and is marginally ahead of expectations.

Ahead of our interim results on 16 May 2007, there will be a pre-close trading update at 7am on 29 March 2007."

Sale of European Vending Business

"On 29 November 2006 we announced our intention to sell Selecta, our European vending business. The sale process is well underway and has generated significant interest. We expect to have completed this transaction by the summer of this year."

Ends

Enquiries:

Compass Group PLC +44 (0) 1932 573000

Investors/Analysts: Andrew Martin
Media: Chris King

Website
www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Directorate Change
Released	07:00 16-Feb-07
Number	3677R

RNS Number:3677R
Compass Group PLC
16 February 2007

COMPASS GROUP PLC

BOARD CHANGES

Sir Roy Gardner, Chairman, today announced the following changes to the Board of Compass Group PLC.

Sir James Crosby and Tim Parker will join the Board as non-executive directors effective 17th February 2007.

Sir James Crosby is the former CEO of HBOS Plc and is currently a non-executive director of ITV Plc and the Financial Services Authority. He will be the Senior Independent Director and Chairman of the Remuneration Committee.

Tim Parker is currently the Chief Executive of The AA and a non-executive director of Alliance Boots Plc.

Commenting on these appointments Sir Roy Gardner, Chairman, said:

"I am delighted that Sir James Crosby and Tim Parker have agreed to join the Board as non-executive directors. They both have a wealth of experience in business and in the City that will be invaluable to the Board.

"These appointments continue the process of reinvigorating the Compass Group Board that I started on becoming Chairman."

Ends

Enquiries; Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts:	Andrew Martin
Media:	Chris King

Website
www.compass-group.com

Note to Editors:

Sir James Crosby
Senior Independent Director, Chairman of the Remuneration Committee, Age 51

Appointed to the Board with effect from 17th February 2007. He is a non-executive director of ITV plc and the Financial Services Authority and the former Chief Executive of HBOS Plc. He is Chair of the Public Private Forum on Identity Management and a Fellow of the Faculty of Actuaries.

Tim Parker
Non-executive Director, Age 51

Appointed to the Board with effect from 17th February 2007. He is currently Chief Executive of The AA and a non-executive director of Alliance Boots Plc.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 JUN 12 A 8:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	16:17 19-Feb-07
Number	4973R

RNS Number:4973R
Compass Group PLC
19 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

COMPASS GROUP PLC
....

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : (   )

....

3. Full name of person(s) subject to the notification obligation (iii):

DEUTSCHE BANK AG
....

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

14/02/2007

....

6. Date on which issuer notified:

16/02/2007

....

7. Threshold(s) that is/are crossed or reached:

AGGREGATE OF DIRECT AND INDIRECT 5%

DIRECT 4%

....

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0005331532	97,226,380	105,201,160

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
GB0005331532	74,219,139	74,219,139		3.66	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
74,219,139	3.66

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

DAVID LINDSAY/ANDREW ANDERSON

....

15. Contact telephone number:

+00 44 207 545 8533/8532

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Doc re. AGM Resolutions
Released	16:34 19-Feb-07
Number	5020R

RNS Number:5020R
Compass Group PLC
19 February 2007

Compass Group PLC - Annual General Meeting 2007

All Resolutions proposed at the Company's Annual General Meeting held on Friday 16 February 2007 were passed on a show of hands.

Copies of the Resolutions have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 19-Feb-07
Number	5123R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 February 2007 it purchased for cancellation 800,000 ordinary shares at a price of 311.3752 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,028,269,158.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 20-Feb-07
Number	5851R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 306.0238 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,027,269,158.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 21-Feb-07
Number	6579R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.8426 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,026,269,158.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 22-Feb-07
Number	7402R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 306.4004 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,025,269,158.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	09:47 23-Feb-07
Number	7596R

RNS Number:7596R
Compass Group PLC
23 February 2007

Director/PDMR Shareholdings

Compass Group PLC (the "Company") announces that the following Directors of the Company have purchased Ordinary Shares of ten pence each in the Company as shown:

Name	Position	Number of Shares
Sir Roy Gardner	Chairman	50,000
Richard Cousins	Chief Executive Officer	50,000
Andrew Martin	Group Finance Director	25,000
Sir James Crosby	Senior Non-executive Director	34,000
Timothy Parker	Non-executive Director	20,000
Sir Ian Robinson	Non-executive Director	5,000

All the shares above were purchased on 22 February 2007 in the market at 306.8007 pence per share.

The Directors' resulting shareholdings in the Company are as follows:

Name	Number of Shares	Percentage of Issued Share Capital
Sir Roy Gardner	150,000	0.0074%
Richard Cousins	150,000	0.0074%
Andrew Martin	135,027	0.0066%
Sir James Crosby	34,000	0.0016%
Timothy Parker	20,000	0.0009%
Sir Ian Robinson	6,289	0.0003%

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 23-Feb-07
Number	8158R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 308.8542 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,024,269,158.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 26-Feb-07
Number	8968R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 February 2007 it purchased for cancellation 800,000 ordinary shares at a price of 312.8991 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,023,469,158.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 27-Feb-07
Number	9810R

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 308.4564 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,022,469,158.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:32 28-Feb-07
Number	0829S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 February 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 303.4720 pence per share from Morgan Stanley.

Following the purchase and upon cancellation of these shares, the number of ordinary shares of Compass Group PLC in issue with voting rights will be 2,021,469,158.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	14:55 01-Mar-07
Number	1478S

RNS Number:1478S
Compass Group PLC
01 March 2007

Compass Group PLC - Total Voting Rights and Capital as at 28 February 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 28 February 2007 its issued share capital consists of 2,024,687,267 ordinary shares of 10p each. The total number of voting rights in respect of these ordinary shares is 2,024,687,267, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

The above figure, 2,024,687,267 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 01-Mar-07
Number	1764S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.5201 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:15 02-Mar-07
Number	2275S

RNS Number:2275S
Compass Group PLC
02 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COMPASS GROUP PLC

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (X)

DISCLOSURE AND TRANSPARENCY RULES (TRANSITIONAL PROVISION 7)

3. Full name of person(s) subject to the notification obligation:

TEMPLETON GROWTH FUND, INC.

4. Full name of shareholder(s) (if different from 3.):

JP MORGAN CHASE BANK

5. Date of the transaction and date on which the threshold is crossed or reached if different):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
ORDINARY OF GBP.1			68,389,574		3.38%

ISIN
GB0005331532

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
68,389,574	3.38%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

LORI A. WEBER
ASSISTANT SECRETARY, FRANKLIN RESOURCES, INC.

15. Contact telephone number:

954-847-2283

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:41 02-Mar-07
Number	2273S

RNS Number:2273S
Compass Group PLC
02 March 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group Plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)

Disclosure and Transparency Rules (Transparency Provision 7)

3. Full name of person(s) subject to the notification obligation:

Templeton Global Advisors Limited

4. Full name of shareholder(s) (if different from 3.):

Bank of New York
Citibank
Euroclear
HSBC Bank Plc
JP Morgan Chase Bank
Mellon Bank
Merrill Lynch Intl. Ltd.
Royal Trust Corp. of Canada
State Street Bank

5. Date of the transaction and date on which the threshold is crossed or reached

if different):

N/A

6. Date on which issuer notified:

N/A

7. Threshold(s) that is/are crossed or reached:

N/A

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	
	Number of shares	Number of voting Rights
Ordinary of GBP.1 ISIN: GB0005331532		

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rig	
	Direct	Direct	Indirect	Direct	Indir
Ordinary of GBP.1 ISIN: GB0005331532			152,151,835		7.52%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/	% of voting rights

converted.

Total (A+B)

Number of voting rights	% of voting rights
152,151,835	7.52%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Lori A. Weber
Assistant Secretary, Franklin Resources, Inc

15. Contact telephone number:

954-847-2283

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:51 02-Mar-07
Number	2696S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 300.4723 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	18:29 02-Mar-07
Number	2809S

RNS Number:2809S
Compass Group PLC
02 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   Compass Group PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i)

3. Name of person discharging managerial responsibilities/director

   Christopher Bucknall - a Person Discharging Managerial Responsibilities; not a Director.

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   Christopher Bucknall

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary Shares of ten pence

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

   Christopher Bucknall

8. State the nature of the transaction

Satisfaction of vested entitlement to:
i)53,066 and 43,228 Shares in connection with bonus arrangement for the years ended 30 September 2002 and 2003 respectively;
ii)38,328 Shares in connection with Long-Term Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

134,622 Shares

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0066%

11. Number of shares, debentures or financial instruments relating to shares disposed

n/a

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

Nil consideration. Market value at close of business on 1 March 2007 was 300.75p

14. Date and place of transaction

2 March 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

594,028 Shares - 0.029%

16. Date issuer informed of transaction

2 March 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

Of the 134,622 Shares issued in 9. above, 8,249 Shares were sold at 299.75p per Share realising sufficient funds to settle a resultant social security liability arising from such issue.

24. Name of contact and telephone number for queries

Tim Mason, tel. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

Tim Mason

Date of notification 2 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVS No: 244652

Please complete all relevant boxes in block capital letters.

1.	Name of the *issuer* **Compass Group PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **(i)**
3.	Name of *person discharging managerial responsibilities/director* **Christopher Bucknall – a Person Discharging Managerial Responsibilities; not a Director.**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **n/a**
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Christopher Bucknall**	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **Ordinary Shares of ten pence**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **Christopher Bucknall**	8.	State the nature of the transaction **Satisfaction of vested entitlement to:** **i) 53,066 and 43,228 Shares in connection with bonus arrangement for the years ended 30 September 2002 and 2003 respectively;** **ii) 38,328 Shares in connection with Long-Term Incentive Plan**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **134,622 Shares**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0066%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **n/a**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **n/a**
13.	Price per *share* or value of transaction **Nil consideration. Market value at close of business on 1 March 2007 was 300.75p**	14.	Date and place of transaction **2 March 2007**

15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **594,028 Shares – 0.029%**	16.	Date *issuer* informed of transaction **2 March 2007**

If a person *discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised
19.	Total amount paid (if any) for grant of the option	20.	Description of *shares* or debentures involved (*class* and number)
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of *shares* or debentures over which options held following notification
23.	Any additional information **Of the 134,622 Shares issued in 9. above, 8,249 Shares were sold at 299.75p per Share realising sufficient funds to settle a resultant social security liability arising from such issue.**	24.	Name of contact and telephone number for queries. **Tim Mason, tel. 01932 573000**

Name and signature of duly authorised officer of *issuer* responsible for making notification

Tim Mason
Date of notification 2 March 2007

MODE = MEMORY TRANSMISSION START=02-MAR 18:10 END=02-MAR 18:11

FILE NO.=038

STN NO.	COMM.	ONE-TOUCH/ ABBR NO.	STATION NAME/TEL NO.	PAGES	DURATION
001	OK	*	902075886057	002/002	00:00:24

*** - - ***** - - *********

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

AVS No: 244652

Please complete all relevant boxes in block capital letters.

1.	Name of the *issuer* **Compass Group PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (i)
3.	Name of *person discharging managerial responsibilities/director* **Christopher Bucknall – a Person Discharging Managerial Responsibilities; not a Director.**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* n/a
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest **Christopher Bucknall**	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **Ordinary Shares of ten pence**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **Christopher Bucknall**	8.	State the nature of the transaction **Satisfaction of vested entitlement to:** **i) 53,066 and 43,228 Shares in connection with bonus arrangement for the years ended 30 September 2002 and 2003 respectively;** **ii) 38,328 Shares in connection with Long-Term Incentive Plan**
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired **134,622 Shares**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0066%**
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed n/a	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) n/a
13.	Price per *share* or value of transaction **Nil consideration. Market value at close of business on 1 March 2007 was 300.75p**	14.	Date and place of transaction **2 March 2007**

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2007 JUN 12 A 8:25

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:57 05-Mar-07
Number	3625S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 295.3319 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:56 06-Mar-07
Number	4480S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 299.0602 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:05 07-Mar-07
Number	5471S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.3457 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:00 08-Mar-07
Number	6299S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 March 2007 it purchased for cancellation 900,000 ordinary shares at a price of 310.1536 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 JUN 12 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	11:27 09-Mar-07
Number	6637S

RNS Number:6637S
Compass Group PLC
09 March 2007

9 March 2007

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long Term Incentive Plan Awards

On 8 March 2007, awards were made under the Long Term Incentive Plan to the Directors and PDMRs set out below. The number of Shares referred to is the maximum available if the performance conditions for the period, which commenced on 1 October 2006 and ends on 30 September 2009 (the "Performance Period"), are satisfied in full. There is no retesting facility.

Name	Director or PDMR	Shares Under Conditional Award
Richard Cousins	Director	419,384
Didier Coutte	PDMR	237,650
Gary Green	Director	298,706
Jane Kingston	PDMR	159,366
Andrew Martin	Director	279,588
Miguel Ramis	PDMR	237,650
Ian El-Mokadem	PDMR	230,660

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies stringent performance targets based upon Group Free Cash Flow and Total Shareholder Return relative to companies in the FTSE 100 index, each relating to 50% of an award. Details of the precise targets are set out in the Directors Remuneration Report for the year ended 30 September 2006.

ENDS

Enquiries:

Compass Group PLC	+44 (0) 1932 573000
Investors/Analysts:	Andrew Martin
Media:	Paul Kelly

www.compass-group.com

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 09-Mar-07
Number	7225S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 308.9780 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 12-Mar-07
Number	8030S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12th March, 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 309.3828 pence per share from Morgan Stanley .

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:54 13-Mar-07
Number	8907S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 308.5458 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 14-Mar-07
Number	9846S

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 300.8868 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:58 15-Mar-07
Number	0684T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 302.1056 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 16-Mar-07
Number	1599T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 March 2007 it purchased for cancellation 1,000,000 ordinary shares at a price of 305.6708 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:10 19-Mar-07
Number	2518T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 March 2007 it purchased for cancellation 890,000 ordinary shares at a price of 310.6677 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:53 20-Mar-07
Number	3504T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 March 2007 it purchased for cancellation 841,000 ordinary shares at a price of 314.2626 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 21-Mar-07
Number	4662T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 March, 2007 it purchased for cancellation 719,000 ordinary shares at a price of 320.5359 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 22-Mar-07
Number	5592T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 March, 2007 it purchased for cancellation 760,000 ordinary shares at a price of 320.5094 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:58 23-Mar-07
Number	6501T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 March, 2007 it purchased for cancellation 700,000 ordinary shares at a price of 322.6916 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Stmt. re Portuguese Business
Released	12:00 26-Mar-07
Number	6784T

RNS Number:6784T
Compass Group PLC
26 March 2007

12:00 hrs - Monday 26th March 2007

"Last month our Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by our Portuguese business and other caterers in the sector. The PCA investigation relates to a part of our Portuguese catering business which services mainly public sector contracts. We are cooperating fully with the PCA's ongoing investigation and the Board believes that any financial impact of the matters under investigation in Portugal will not be material to the Group. Portuguese turnover for the year ended 30 September 2006 was £90 million (132 million euros). It is likely that the investigation will take several months to complete and we do not intend to make any further comment until the outcome of the investigation is known."

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 26-Mar-07
Number	7465T

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 March, 2007 it purchased for cancellation 800,000 ordinary shares at a price of 321.2136 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:01 29-Mar-07
Number	9480T

RNS Number:9480T
Compass Group PLC
29 March 2007

29 March 2007

Compass Group PLC: Trading Update

This statement updates investors on the Group's performance based on the results for the first five months of the current year, ahead of the announcement on 16 May 2007 of its interim results for the six months to 31 March 2007.

Group

Trading in the first five months of the current year has been ahead of expectations. For the six months to 31 March 2007, organic revenue growth is expected to be mid single digit and we expect to see approximately 60 basis points improvement in margins (approximately 40 basis points improvement on an underlying basis) compared with the same period last year. This positive trend is being achieved due to the underlying quality of the business combined with the greater transparency and intensity that is being introduced. The MAP (Management and Performance) programme is helping to drive revenue in a more disciplined way with greater focus on like for like growth (throughput) and on cost reduction.

In the first five months of the year compared with the same period last year, we have seen a weakening of all the major currencies to which we are exposed. The impact of this on operating profit for the six months to 31 March 2007 is approximately £20 million (North America: c.£14m, Continental Europe: c.£2m, Rest of the World: c.£4m).

Across the World

Trading in North America has been strong and organic revenue growth for the six months to 31 March 2007 is expected to be mid to high single digit and margins are forecast to improve by approximately 40 basis points (approximately 20 basis points improvement on an underlying basis).

In Continental Europe, organic revenue growth for the six months to 31 March 2007 is expected to be slightly ahead of the full year 2006, but still low single digit. We expect to see good margin growth of approximately 90 basis points (approximately 60 basis points improvement on an underlying basis). The acceleration of the expected improvement in the first six months of 2007 is in part being driven by the pace of the turnaround of poorer performing countries, notably France, the Netherlands and Italy.

In the UK, revenues and operating profit for the six months to 31 March 2007 are expected to be in line with the same period last year. We have continued to strengthen the management team and they are working hard on the challenge of re-focussing the business for the medium term.

In the Rest of the World, as anticipated, we expect to see mid to high single digit organic revenue growth for the six months to 31 March 2007 and we expect to see a good improvement in the margin of approximately 60 basis points.

Selecta

The Selecta sale continues to progress well and is on track to be concluded by the summer of this year.

Full Year Outlook

Although there are important trading months ahead of us, we are optimistic that the positive trends seen in the first five months of the current year will continue. In terms of the phasing, we expect operating profit in the first six months of 2007 to be slightly higher than in the second six months of the year.

ENDS

Enquiries:

Andrew Martin: 01932 573000

Media: Chris King: 01932 573116

Website

www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Share Repurchase Programme
Released	15:46 30-Mar-07
Number	1355U

RNS Number:1355U
Compass Group PLC
30 March 2007

Compass Group PLC: Announcement

Share Repurchase Programme

Compass Group PLC (the "Company") announces that it has entered into an irrevocable and non-discretionary arrangement with its broker, Merrill Lynch International, to repurchase on its behalf and within certain pre-set parameters, ordinary shares in the Company for cancellation during the period commencing on 2nd April 2007 and ending on 15th May 2007. This arrangement is in accordance with Chapter 12 of the Listing Rules and the Company's general authority to repurchase shares.

Enquiries: Justin Besley, Group Treasurer +44 (0)1932 573022

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	10:40 02-Apr-07
Number	2005U

RNS Number:2005U
Compass Group PLC
02 April 2007

Compass Group PLC - Total Voting Rights and Capital as at 31 March 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 March 2007 its issued share capital consists of 2,006,370,471 ordinary shares of 10p each. The total number of voting rights in respect of these ordinary shares is 2,006,370,471, each ordinary share having one vote.

Compass Group PLC does not hold any ordinary shares in treasury.

The above figure, 2,006,370,471 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	13:06 02-Apr-07
Number	2282U

RNS Number:2282U
Compass Group PLC
02 April 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 2 APRIL 2007

1. Name of applicant:

COMPASS GROUP PLC

2. Name of scheme

MANAGEMENT SHARE OPTION PLAN

3. Period of return:

From	To
01.10.06	31.03.07

4. Balance under scheme from previous return:

1,637,748

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

628,322

7. Balance under scheme not yet issued / allotted at end of period

1,009,426

8. Number and class of securities originally listed and the date of admission

2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

9. Total number of securities in issue at the end of the period

2,006,370,471

Name of contact

ANDREW VINCENT DERHAM

Address of contact

COMPASS HOUSE
GUILDFORD STREET
CHERTSEY
SURREY
KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	13:08 02-Apr-07
Number	2281U

RNS Number:2281U
Compass Group PLC
02 April 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 2 APRIL 2007

1. Name of applicant:

COMPASS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION PLAN

3. Period of return:

From	To
01.10.06	31.03.07

4. Balance under scheme from previous return:

3,516,008

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

1,881,750

7. Balance under scheme not yet issued / allotted at end of period

1,634,258

8. Number and class of securities originally listed and the date of admission

4,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN OCTOBER 2004

9. Total number of securities in issue at the end of the period

2,006,370,471

Name of contact

ANDREW VINCENT DERHAM

Address of contact

COMPASS HOUSE
GUILDFORD STREET
CHERTSEY
SURREY
KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2007 JUN 12 A 9:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	13:10 02-Apr-07
Number	2279U

RNS Number:2279U
Compass Group PLC
02 April 2007

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 2 APRIL 2007

1. Name of applicant:

COMPASS GROUP PLC

2. Name of scheme

SAVINGS-RELATED SHARE OPTION SCHEME

3. Period of return:

From	To
01.10.06	31.03.07

4. Balance under scheme from previous return:

1,221,614

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

0

6. Number of securities issued/allotted under scheme during period:

221,498

7. Balance under scheme not yet issued / allotted at end of period

1,000,116

8. Number and class of securities originally listed and the date of admission

2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

9. Total number of securities in issue at the end of the period

2,006,370,471

Name of contact

ANDREW VINCENT DERHAM

Address of contact

COMPASS HOUSE
GUILDFORD STREET
CHERTSEY
SURREY
KT16 9BQ

Telephone number of contact

01932 573159

Signed by

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:15 03-Apr-07
Number	3182U

RNS Number:3182U
Compass Group PLC
03 April 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Compass Group Plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : .... ( )

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

29/03/2007

6. Date on which issuer notified:

02/04/2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0005331532	74,219,139	74,219,139

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
GB0005331532	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/	% of voting rights

converted.

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:47 03-Apr-07
Number	3777U

3rd April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 348.832 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:45 04-Apr-07
Number	4667U

4th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 350.55 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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RECEIVED

2007 APR 12 A 8:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:26 05-Apr-07
Number	5531U

5th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 350.21 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 10-Apr-07
Number	6438U

10th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 350.938856 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 11-Apr-07
Number	7187U

11th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 352.934 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:25 12-Apr-07
Number	7959U

12th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 351.4475 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:36 13-Apr-07
Number	8753U

13th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 351.05 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:36 16-Apr-07
Number	9564U

16th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 16 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 355.5775 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:50 17-Apr-07
Number	0364V

17th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 17 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 355.455 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Additional Listing
Released	16:00 18-Apr-07
Number	1101V

ANNOUNCEMENT

COMPASS GROUP PLC

Compass Group PLC has today made application to the UK Listing Authority and the London Stock Exchange for a block listing of 10 million ordinary shares of 10 pence each to be admitted to the Official List.

These shares will rank *pari passu* with the existing ordinary shares of the Company and will be issued in connection with the future exercise of options over 8 million shares granted under the terms of the Company's Executive Share Option Plan, 1 million shares granted under the terms of the Company's Management Share Option Plan and 1 million shares granted under the terms of the Company's Savings-Related Share Option Scheme.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 18-Apr-07
Number	1261V

18th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 356.75 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 19-Apr-07
Number	2074V

19th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 353.4 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:56 20-Apr-07
Number	2996V

20th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 356.03 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:31 23-Apr-07
Number	3765V

23rd April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 356.42 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:47 24-Apr-07
Number	4587V

24th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 354.975 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 25-Apr-07
Number	5347V

25th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 357.24 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:55 26-Apr-07
Number	6210V

26th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 359.1978 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 27-Apr-07
Number	7087V

27th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 357.85 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:54 30-Apr-07
Number	8274V

30th April 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 April 2007 it purchased for cancellation 500,000 ordinary shares at a price of 364.447 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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RECEIVED

2007 JUN 12 A 9:27

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	11:00 01-May-07
Number	8558V

RNS Number:8558V
Compass Group PLC
01 May 2007

Compass Group PLC - Total Voting Rights and Capital as at 30 April 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 April 2007 its issued share capital consists of 1,999,612,194 ordinary shares of 10p each. The total number of voting rights in respect of these ordinary shares is 1,999,612,194, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

The above figure, 1,999,612,194 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 01-May-07
Number	9157V

1st May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 362.46 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:53 02-May-07
Number	0125W

2nd May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 2 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 365.25 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:48 03-May-07
Number	0926W

3rd May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 3 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 363.9 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 04-May-07
Number	1745W

4th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 366.15 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:29 08-May-07
Number	2600W

8th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 363.3 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:41 09-May-07
Number	3413W

9th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 9 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 358.44558 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

END

Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 10-May-07
Number	4140W

10th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 10 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 354.71 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:17 11-May-07
Number	4961W

11th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 355.725 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Disposal
Released	07:00 14-May-07
Number	5070W

RNS Number:5070W
Compass Group PLC
12 May 2007

12 May 2007

Sale of Selecta and Share buy-back programme extended to £1 billion

Compass Group PLC ("Compass") is today pleased to announce that it has agreed to sell its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH ("ACP") for a consideration of £772.5 million on a debt and cash free basis, subject to customary closing adjustments (the "Disposal").

• The sale price for Selecta represents an exit multiple of 16 times Selecta's 2006 Operating Profit before goodwill amortisation (EBIT) and 8.5 times Selecta's 2006 EBITDA

• Tax and other transaction costs are anticipated to be approximately £20 million

• Compass intends to return £500 million of the proceeds to its shareholders by way of a share buy-back programme over the next 12 - 18 months. This is in addition to the return of £500 million to shareholders, following the sale of SSP and Moto in 2006, taking the total share buy-back to £1 billion

• £45 million will be contributed to Compass's UK pension plans, taking the total amount of special contributions to the Compass UK pension plans over the past 12 months to £325 million

• The balance of the proceeds will be used to reduce net debt

• The Disposal is conditional upon Competition Clearances

• Completion of the Disposal is expected in July 2007

Selecta is one of the market leaders in European vending. It has market leading positions in many of the 22 countries in which it is present, operating approximately 150,000 vending machines in total.

In the year ended 30 September 2006, Selecta recorded operating profit before goodwill amortisation of £47 million on turnover of £482 million. Gross and Net assets of Selecta at 30 September 2006 were £682 million and £529 million respectively.

The senior management team of Selecta, including Justin Tydeman (CEO), Martin Schwab (CFO) and Thomas Nussbaumer (COO), will transfer with the business. Compass will provide certain transitional services, including purchasing, for a period of 12 - 24 months.

The Disposal Agreement contains warranties and indemnities which are usual for a

transaction of this nature.

Richard Cousins, Group Chief Executive of Compass, commented:

"Following a successful auction process, we are pleased to announce the sale of Selecta for a total of £772.5 million. We will return a further £500 million to shareholders over the next 12-18 months, thereby extending the existing share buy-back programme to a total of £1 billion. This is a good outcome for Compass, further helping to focus on our core contract catering and support services business. For Selecta, we wish the new owners and all of the staff well for the future."

Joerg Baldauf, Managing Director of ACP, commented:

"ACP is delighted with the successful conclusion of the transaction with Compass. We look forward to working closely with Selecta's management to develop its excellent position as the leading European vending operator and pursue its strong prospects for further growth."

Enquiries:

Compass Group PLC

Investors / analysts	Andrew Martin	Tel: +44 (0)1932 573 000
Media	Chris King	Tel: +44 (0)1932 573 000
Citigroup	Simon Lindsay	Tel: +44 (0)207 986 4000
Allianz Capital Partners	Petra Kruell	Tel: +49 (0) 89 3800 2628
Merrill Lynch	Charles Roast	Tel: +44 (0)207 628 1000

Citigroup Global Markets Limited is acting for Compass and no one else in connection with the matters described in this announcement, and will not be responsible to anyone other than Compass for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the matters described in this announcement

Merrill Lynch International Bank Limited is acting for ACP and no one else in connection with ACP's acquisition of Selecta as described in this announcement, and will not be responsible to anyone other than ACP for providing the protections afforded to clients of Merrill Lynch International Bank Limited or for providing advice in relation to ACP's acquisition of Selecta as described in this announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:46 14-May-07
Number	5795W

14th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 358.21 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 15-May-07
Number	6626W

15th May 2007

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 358.81 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Interim Results
Released	07:01 16-May-07
Number	6707W

RNS Number:6707W
Compass Group PLC
16 May 2007

COMPASS GROUP PLC

INTERIM RESULTS

FOR THE SIX MONTHS ENDED 31 MARCH 2007

Strong first half - delivering ahead of expectations:

- Revenue £5.2 billion, 5% organic growth.
- Operating profit £267 million, up 14% reported basis, 25% constant currency.
- Margin 5.1%, up 70 basis points.
- Underlying earnings per share 7.5p, up 79%.
- Interim dividend up 6% to 3.6p.
- Free cash flow of £136 million, up £98 million.
- Selecta disposal announced for £772 million, completion expected July 2007.
- Further £500 million share buyback, takes total to £1 billion.

Richard Cousins, Chief Executive Officer, said:

"We have exceeded our expectations in the first half of the year with the operating margin up by 70 basis points to 5.1%. This positive trend is being achieved due to the underlying quality of the business combined with the introduction of a more transparent and intense management approach. The MAP framework is helping us to be more selective about the new business we take on and more disciplined in the investment of capital. Coupled with much more focus on driving like for like revenue growth and more emphasis on cost management and cash control, this has delivered encouraging results in terms of both operating profit and free cash flow.

As previously announced, our strategy is to simplify our organisation and focus on our core operations. I am therefore pleased that we have agreed the sale of Selecta and announced an additional £500 million share buy back in the last few days. This takes our total share buy back to £1 billion demonstrating our confidence in the future of the business and our commitment to deliver value to our shareholders".

Sir Roy Gardner, Chairman, said:

"This is a very encouraging set of results, with a number of actions and initiatives introduced over the last 6-9 months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half".

Financial summary For the six months ended 31 March	2007	2006	Increase/ (decrease)
Continuing operations			
Revenue			
- constant currency (1)	£5,185m	£4,943m	4.9%
- reported	£5,185m	£5,277m	(1.7)%
Operating profit (2)			
- constant currency (1)	£267m	£214m	24.8%
- reported	£267m	£234m	14.1%
Operating margin(3)	5.1%	4.4%	70bps
Profit before tax			
- underlying (4)	£224m	£151m	48.3%
- reported	£224m	£158m	41.8%
Free cash flow	£136m	£38m	257.9%
Basic earnings per share			
- underlying (4)	7.5p	4.2p	78.6%
- reported	7.5p	4.5p	66.7%
Total Group including discontinued operations			
Basic earnings per share	9.6p	6.5p	47.7%
Interim dividend per ordinary share	3.6p	3.4p	5.9%

(1) Constant currency restates the prior year results to 2007's average exchange rates.
(2) Includes share of profit of associates.
(3) Excludes share of profit of associates.
(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £nil million (2006: £7 million). Underlying basic earnings per share excludes these items net of tax.
(5) Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full six months in respect of prior year acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the results against 2006.

Enquiries:

Compass Group PLC	+44 (0)1932 573000
Investors/Analysts	Andrew Martin
Media	Chris King

Website
www.compass-group.com

For presentation and teleconference details refer to the notes on page 9.

GROUP TRADING REVIEW

Compass Group today announces its unaudited interim results for the six month period ended 31 March 2007.

Financial summary For the six months ended 31 March	2007	2006	Increase/ (decrease)
Continuing operations			
Revenue			
- constant currency (1)	£5,185m	£4,943m	4.9%
- reported	£5,185m	£5,277m	(1.7)%
Operating profit (2)			
- constant currency (1)	£267m	£214m	24.8%
- reported	£267m	£234m	14.1%
Operating margin(3)	5.1%	4.4%	70bps
Profit before tax			
- underlying (4)	£224m	£151m	48.3%
- reported	£224m	£158m	41.8%
Free cash flow	£136m	£38m	257.9%
Basic earnings per share			
- underlying (4)	7.5p	4.2p	78.6%
- reported	7.5p	4.5p	66.7%
Total Group including discontinued operations			
Basic earnings per share	9.6p	6.5p	47.7%
Interim dividend per ordinary share	3.6p	3.4p	5.9%

(1) Constant currency restates the prior year results to 2007's average exchange rates.
(2) Includes share of profit of associates.
(3) Excludes share of profit of associates.
(4) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £nil million (2006: £7 million). Underlying basic earnings per share excludes these items net of tax.

Discontinued Operations

On 12 May 2007, the Group announced that it had entered into an agreement to sell its European vending business, Selecta, for a consideration of £772 million

on a debt and cash free basis. Subject to obtaining various approvals, the sale is expected to complete in July 2007. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The 2006 revenue and operating profits of all of these businesses combined were £539 million and £52 million respectively. The results of these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis.

Revenue

Overall, organic revenue growth was 5%. The significant strengthening of sterling, in particular against the US dollar, reduced revenues by 7%, resulting in reported revenues declining by 2%. Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2006.

The table below summarises the performance of the Group's continuing operations by geographic segment.

Segmental performance Six months ended 31 March 2007	2007	2006	Reported change %	Constant currency change %	Organic change %
Continuing operations					
Revenue (£m)					
North America	2,133	2,224	(4)	7	7
Continental Europe	1,306	1,294	1	3	3
United Kingdom	957	962	(1)	(1)	(1)
Rest of the world	789	797	(1)	10	10
Total	5,185	5,277	(2)	5	5
Operating profit (1) (£m)					
North America	130	126			
Continental Europe	88	74			
United Kingdom	53	53			
Rest of the world	27	20			
Unallocated overheads	(34)	(41)			
Associates	3	2			
Total	267	234			
Operating margin (2) (%)					
North America	6.1	5.7			
Continental Europe	6.7	5.7			
United Kingdom	5.5	5.5			
Rest of the world	3.4	2.5			
Total	5.1	4.4			

(1) Operating profit includes share of profit of associates UK £2m (2006:£1m)

& North America £1m (2006: £1m).

(2) Operating margin is based on revenue and operating profit excluding share of profit of associates.

North America - 41.1% Group revenue (2006: 42.2%)

We have continued to see good organic revenue growth of 7% in North America in the first half, coming from all the contract sectors. In Chartwells, the education business, we have been successful in driving like for like growth by increasing participation in schools and voluntary meals, translating to organic revenue growth of 9%. Some large contract wins in the Crothall support services business have helped achieve organic revenue growth of 7% in the healthcare sector and the pipeline continues to look strong. The sports and leisure sector has also performed particularly well with Levy delivering organic revenue growth of 9%. The revenue decline in the vending business, Canteen, reflects our ongoing strategy to franchise more marginal operations, a reduction in retail sales and continuing consolidation in the manufacturing sector.

Operating profit from continuing operations increased to £130 million (2006: £126 million), a 40 basis point margin improvement, with all sectors contributing to this delivery through an improvement in the quality of revenue and very tight control of overheads. On a constant currency basis, operating profit moved ahead strongly, up £19 million on the same period last year. Excluding the adverse impact on profits in the first half of last year of Hurricane Katrina and higher fuel costs, the underlying margin improvement in the first half of this year was approximately 20 basis points.

Continental Europe - 25.2% Group revenue (2006: 24.5%)

Revenue in Continental Europe grew by 3% on an organic basis to £1,306 million (2006: £1,294 million). We have seen a good start to the year in Spain, with strong new contract wins in healthcare and education and good like for like growth across all sectors driven by an increase in consumer numbers and new services offered to clients. The Nordic region continues to perform well with high activity levels at oil and gas clients and a focus on healthy eating driving volumes in the business and industry sector. Our businesses in the emerging markets of Central and Eastern Europe are also starting to make progress.

Operating profit from continuing operations increased to £88 million (2006: £74 million), a margin increase of 100 basis points. The significant level of restructuring costs in the first half of last year impacted last year's margin by approximately 30 basis points, so the underlying increase in the first half of this year was 70 basis points. Approximately half of this improvement is a one time step up from the turnaround of previously underperforming countries such as France and the Netherlands and the new management team in Italy delivering an encouraging start to stabilising the business.

UK - 18.5% Group revenue (2006: 18.2%)

In the UK, revenue was flat compared to last year at £957 million (2006: £962 million) as we continue to be more selective on the new business we take on and address low margin contracts. Operating profit from continuing operations was in line with 2006 at £53 million.

The fundamentals in the UK are extremely attractive and we remain optimistic that it will become a very good business. However, the poor discipline of the past combined with the excessive complexity of the business will take time to change.

The performance continues to stabilise with the second quarter results being better than the first. Overall, a 5.5% margin represents a satisfactory outcome.

Significant changes in the senior management team have been made and confidence is restored. In common with other parts of the Group, the culture is being changed to focus more on like for like revenue growth and we continue to avoid, renegotiate or exit poor performing contracts.

Good progress is being made to further reduce overheads and unit labour scheduling is now receiving intensive focus. This, combined with a healthy sales pipeline is helping to create a solid platform from which to grow profitability.

Rest of the World - 15.2% Group revenue (2006: 15.1%)

Strong organic revenue growth of 10% in the Rest of the World was largely a result of 22% growth in Australia and 15% in Latin America, whilst revenues in Japan remained flat. The remote site business in Australia has benefited from the buoyancy of the mining and energy sectors and the mobilisation of new business gained in 2006, while in Latin America a focus on volumes in the business and industry sector has had a positive impact. The smaller, emerging markets, particularly India and China, are also becoming more established and offer a good opportunity for future growth.

Operating profit from continuing operations increased to £27 million (2006: £20 million), a margin increase of 90 basis points. Approximately half of this improvement comes from the flow through from the high levels of new business gained in 2006 in addition to the turnaround resulting from the focus on poorer performing businesses.

Unallocated Overheads

Unallocated overheads for the first half year were £34 million (2006: £41 million). The decrease is largely due to the absence in the first half of the year of non-recurring costs in the first half of last year relating to the UN investigation and restructuring, partly offset by the strengthening of central functions which will continue into the second half.

Operating Profit

Operating profit from continuing operations, including associates, was £267 million (2006: £234 million), an increase of 14% on a reported basis and 25% at constant currency.

Finance Cost

Underlying net finance cost for the first half was £43 million (2006: £83 million, £76 million including the net effect of the revaluation of swaps and hedging instruments that do not qualify for hedge accounting under IAS 39). We expect a higher second half net finance cost due to the higher level of net debt following the completion of the current £500 million share buy back, giving a full year expected net finance cost of around £95 million to £100 million, before any benefit from the Selecta disposal proceeds which we expect to have for the final three months of the year.

Profit before taxation

Profit before taxation from continuing operations was £224 million (2006: £158 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 48% to £224 million (2006: £151 million).

Income Tax Expense

The overall Group tax charge before exceptional items was £65 million (2006: £54

million), an effective tax rate of 29% (2006: 34%). We continue to expect the Group's effective tax rate to average out at around the 30% level for the foreseeable future.

Basic Earnings per Share

Basic earnings per share were 9.6 pence (2006: 6.5 pence). Excluding the results of discontinued operations, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 7.5 pence (2006: 4.2 pence).

Continuing operations

	Attributable Profit		Basic earnings per share		
	2007 £m	2006 £m	2007 Pence	2006 Pence	Change
Reported	198	140	9.6	6.5	47.7%
Discontinued operations	(44)	(44)	(2.1)	(2.0)	
Hedge accounting ineffectiveness (net of tax)	-	(5)	-	(0.3)	
Underlying	154	91	7.5	4.2	78.6%

Dividends

The interim dividend is 3.6 pence per share (2006: 3.4 pence), a year on year increase of 6%.

Discontinued Operations

Operating profit from discontinued operations was £25 million (2006: £53 million). The profit after tax from discontinued operations was £20 million (2006: £44 million).

Free Cash Flow

Free cash flow from the continuing business totalled £136 million (2006: £38 million). The major factors contributing to the increase were: £32 million increase in operating profit before associates, £41 million lower net capital expenditure and £37 million lower net interest payments.

Gross capital expenditure of £79 million represents 1.5% of revenue. We are expecting a higher level of capex of around £100 million in the second half of the year due to the phasing of activity and we therefore expect the full year to be below the 2.0% of revenue level for the continuing business (excluding Selecta). We still expect the working capital outflow to average out at around £20 million per year.

The cash tax rate on continuing operations for the first half was 27% and we continue to expect this to average around the mid to high 20s level for the foreseeable future.

Net interest paid of £47 million benefits from the significant reduction in the level of net debt as a result of the receipt of the SSP and Moto sale proceeds.

Overall, following the disposal of Selecta and the travel concessions business, we expect free cash flow to be delivered more evenly across the year with only a slight weighting towards the second half.

Acquisitions

The acquisition of the remaining 5% interest in Onama was completed in December 2006 for £7 million. A further £14 million was spent in the first half on deferred consideration relating to prior year acquisitions and £3 million on new acquisitions.

Financial Targets

The Group's three year targets for the continuing business for 2006 to 2008 remain unchanged at:

- 100 basis points improvement in ROCE
- free cash flow from continuing operations of £800 million to £850 million.

Outlook

This is a very encouraging set of results, with a number of actions and initiatives introduced over the last 6-9 months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half.

Richard Cousins Chief Executive	Sir Roy Gardner Chairman

NOTES

(a) The Annual Report for the year ended 30 September 2006 has been filed with the Registrar of Companies. The auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(b) Forward looking statements

This Press Release contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(c) The timetable for the proposed interim dividend of 3.6p per share is as follows:

Ex dividend date:	27 June 2007
Record date:	29 June 2007
Payment date:	6 August 2007

(d) A presentation for analysts and investors will take place at 9:30 am (BST/ London) on Wednesday 16 May 2007 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 (0) 1452 562716. Conference access ID: 6579885
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, from 14.00 on May 16 until midnight 22 May 2007. To hear the replay, dial (UK) +44 (0)1452 55 00 00. The replay access number is 6579885#.
- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

Enquiries:

Compass Group PLC	01932 573000
Investors/analysts	Andrew Martin
Media	Chris King

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenue of c. £10 billion. For more information visit www.compass-group.com

Independent review report to Compass Group PLC

Introduction

We have been instructed by Compass Group PLC ('the Company') to review the financial information for the six months ended 31 March 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2007.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
16 May 2007

Consolidated income statement
for the six months ended 31 March 2007

		Six months to 31 March		Year ended 30 S	
	Notes	2007 Unaudited £m	2006 Unaudited £m	Before exceptional items Audited £m	Excep A
Continuing operations					
Revenue	2	5,185	5,277	10,276	
Operating costs		(4,921)	(5,045)	(9,822)	
Operating profit	2	264	232	454	
Share of profit of associates	2	3	2	2	
Total operating profit	2	267	234	456	
Finance income	3	13	3	15	
Finance costs	3	(56)	(86)	(160)	
Hedge accounting ineffectiveness	3	-	7	11	
Profit before tax		224	158	322	
Income tax expense	4, 6	(65)	(54)	(109)	
Profit for the period from continuing operations		159	104	213	
Discontinued operations					
Profit before exceptional items (net of tax)	5	20	44	65	
Exceptional items (net of tax)	5, 6	24	-	-	

	Notes	2007	2006	Year ended 2006
Profit for the period from discontinued operations	5	44	44	65
Continuing and discontinued operations				
Profit for the period		203	148	278
Attributable to				
Equity shareholders of the Company		198	140	268
Minority interest		5	8	10
Profit for the period		203	148	278
Earnings per share				
Basic earnings per share				
From continuing operations	7	7.5p	4.5p	
From discontinued operations	7	2.1p	2.0p	
From continuing and discontinued operations	7	9.6p	6.5p	
Diluted earnings per share				
From continuing operations	7	7.5p	4.4p	
From discontinued operations	7	2.1p	2.1p	
From continuing and discontinued operations	7	9.6p	6.5p	

Consolidated statement of recognised income and expense
For the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Audited £m
Net income/(expense) recognised in equity				
Fair value movement on cash flow hedges		-	3	4
Currency translation differences		(2)	-	(7)
Actuarial losses on post-retirement employee benefits		-	-	(37)
Tax on items taken directly to equity		-	-	3
Recognition of deferred tax asset relating to currency translation differences in prior years		37	-	-

Net income/(expense) recognised in equity		35	3	(37)
Transfers				
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		-	-	2
Transfer to profit or loss from equity on cash flow hedges		-	(1)	(6)
Transfers		-	(1)	(4)
Net gain/(loss) recognised directly in equity				
Net gain/(loss) recognised directly in equity		35	2	(41)
Profit for the period				
Profit for the period		203	148	295
Total recognised income and expense for the period	8	238	150	254
Attributable to				
Equity shareholders of the Company		231	141	248
Minority interest		7	9	6
Total recognised income and expense for the period		238	150	254

Consolidated balance sheet
As at 31 March 2007

		As at 31 March		As at 30 September
		2007	2006	2006
		Unaudited	Unaudited	Audited
	Notes	£m	£m	£m
Assets				
Non-current assets				
Goodwill		3,017	3,434	3,451
Other intangible assets		139	167	152
Property, plant and equipment		579	928	756
Interests in associates		40	41	39
Other investments		6	9	9
Deferred tax assets		270	200	237
Trade and other receivables		101	137	117
Derivative financial instruments		4	29	22
		4,156	4,945	4,783
Current assets				
Inventories		180	241	212
Trade and other receivables		1,339	1,544	1,424
Tax recoverable		7	4	10
Derivative financial instruments		8	6	9
Cash and cash equivalents		536	231	848

	Note	2007	2006	2006
		2,070	2,026	2,503
Assets of disposal groups				
Assets included in disposal groups held for sale	5	652	1,663	-
Total assets		6,878	8,634	7,286
Liabilities				
Current liabilities				
Short-term borrowings		(141)	(218)	(119)
Derivative financial instruments		(1)	(7)	(2)
Current tax liabilities		(219)	(309)	(357)
Trade payables and other payables		(1,764)	(2,196)	(1,990)
Provisions		(70)	(10)	(65)
		(2,195)	(2,740)	(2,533)
Non-current liabilities				
Long-term borrowings		(1,771)	(2,536)	(1,835)
Derivative financial instruments		(13)	(7)	(18)
Post-employment benefit obligations		(254)	(553)	(282)
Provisions		(291)	(143)	(242)
Deferred tax liabilities		(6)	(18)	(18)
Other liabilities		(46)	(100)	(46)
		(2,381)	(3,357)	(2,441)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	5	(149)	(235)	-
Total liabilities		(4,725)	(6,332)	(4,974)
Net assets				
Net assets		2,153	2,302	2,312
Equity				
Share capital		201	216	210
Share premium account		103	94	96
Capital redemption reserve		24	9	15
Less: own shares		(4)	(1)	-
Other reserves		4,301	4,161	4,288
Retained earnings		(2,490)	(2,204)	(2,303)
Total equity shareholders' funds		2,135	2,275	2,306
Minority interests		18	27	6
Total equity	8	2,153	2,302	2,312

Consolidated cash flow statement
For the six months ended 31 March 2007

	Six months to 31 March		Year ended 30 September
	2007	2006	2006

	Notes	Unaudited £m	Unaudited £m	Audited £m
Cash flow from operating activities				
Cash generated from operations	10	304	275	648
Interest paid		(59)	(87)	(186)
Interest element of finance lease rentals		(1)	(1)	(3)
Tax received		-	5	4
Tax paid		(61)	(54)	(97)
Net cash from operating activities for continuing operations		183	138	366
Net cash from operating activities for discontinued operations		18	103	181
Net cash from operating activities		201	241	547
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings		(24)	(31)	(167)
Proceeds from sale of subsidiary companies and associated undertakings		29	31	1,807
Tax on profits from sale of subsidiary companies and associated undertakings		(61)	-	(50)
Contribution of disposal proceeds to pension plans		-	-	(280)
Purchase of property, plant and equipment		(64)	(98)	(152)
Proceeds from sale of property, plant and equipment		17	11	20
Purchase of intangible assets and investments		(12)	(13)	(30)
Dividends received from associated undertakings		-	1	2
Interest received		13	4	15
Net cash from/(used in) investing activities for continuing operations		(102)	(95)	1,165
Net cash from/(used in) investing activities for discontinued operations		(22)	(63)	(106)
Net cash from/(used in) investing activities		(124)	(158)	1,059
Cash flow from financing activities				
Proceeds from issue of ordinary share capital		7	-	2
Purchase of own shares (net)		(290)	-	(148)
Net increase/(decrease) in borrowings		42	16	(647)
Repayment of obligations under finance leases		(9)	(8)	(15)
Equity dividends paid		(136)	(140)	(213)
Dividends paid to minority interests		(1)	(5)	(11)
Net cash from/(used in) financing activities		(387)	(137)	(1,032)

Cash and cash equivalents

Net increase/(decrease) in cash and

cash equivalents	11	(310)	(54)	574
Cash and cash equivalents at beginning of the period		848	281	281
Exchange gains and losses on cash and cash equivalents		(2)	4	(7)
Cash and cash equivalents at end of the period		536	231	848

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2007

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Net cash from operating activities for continuing operations	183	138	366
Purchase of property, plant and equipment	(64)	(98)	(152)
Proceeds from sale of property, plant and equipment	17	11	20
Purchase of intangible assets and investments	(12)	(13)	(30)
Dividends received from associated undertakings	-	1	2
Interest received	13	4	15
Dividends paid to minority interests	(1)	(5)	(11)
Free cash flow from continuing operations	136	38	210

Notes to the consolidated financial statements
For the six months ended 31 March 2007

1 Basis of preparation

The unaudited interim financial statements for the six months ended 31 March 2007 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 31 March 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group has not yet adopted IAS34 'Interim Financial Reporting' but intends to do so from 1 October 2007.

Details of the accounting policies applied are those set out in the Group's Annual Report for the year ended 30 September 2006, which is published in the Investor Relations section of the Group website (www.compass-group.com) and which is also available on request.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2006 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 5.

The unaudited interim financial statements for the six months ended 31 March

2007, which were approved by the Board of Directors on 16 May 2007, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2006 contained an unqualified audit report and has been filed with the Registrar of Companies.

2 Segmental reporting

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m	Elimina
Revenue from continuing operations					
Six months to 31 March 2007					
External revenue	2,133	1,306	957	789	
Inter-segment revenue	-	-	-	4	
Total revenue	2,133	1,306	957	793	
Six months to 31 March 2006					
External revenue	2,224	1,294	962	797	
Inter-segment revenue	-	-	-	8	
Total revenue	2,224	1,294	962	805	
Year ended 30 September 2006					
External revenue	4,290	2,484	1,889	1,613	
Inter-segment revenue	-	-	-	15	
Total revenue	4,290	2,484	1,889	1,628	

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m
Operating profit from continuing operations				
Six months to 31 March 2007				
Operating profit/(loss)	130	88	53	27
Share of profit of associates	1	-	2	-
Segment result	131	88	55	27
Six months to 31 March 2006				
Operating profit/(loss)	126	74	53	20
Share of profit of associates	1	-	1	-
Segment result	127	74	54	20
Year ended 30 September 2006				
Operating profit/(loss)	245	129	110	47
Share of profit of associates	1	-	1	-
Segment result	246	129	111	47

* Russia and Turkey were transferred from the Rest of World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The 2006 segmental results have been restated on a consistent basis. The combined revenue and operating profit of these businesses was £24 million and £1 million respectively for the period to

31 March 2006 and £46 million and £3 million respectively for the year ended 30 September 2006.

3 Finance income and costs

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Finance income			
Bank interest	13	3	15
Finance costs			
Bank loans and overdrafts	2	23	35
Other loans	52	53	107
Finance lease interest	1	1	3
Interest on bank and other loans and finance leases	55	77	145
Unwinding of discount on put options held by minority shareholders	-	3	4
Interest on pension scheme liabilities net of expected return on scheme assets	1	6	11
Total	56	86	160
Hedge accounting ineffectiveness			
Unrealised net gains on financial instruments	-	7	11

4 Tax

The tax charge on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 34% before exceptional items).

The estimated full year effective tax rate of 29% does not take into account the impact of the proposed reduction in the UK statutory rate of corporation tax from 30% to 28% from 1 April 2008 announced in the March 2007 Budget, as the relevant legislation was not substantively enacted at the interim balance sheet date. If, as anticipated, substantive enactment has occurred by the Group's full year balance sheet date of 30 September 2007, it is estimated that the full year effective tax rate would be approximately 30%. This increase would be due largely to a charge arising from the reduction in the balance sheet carrying value of deferred tax assets in the UK to reflect the reduced rate of corporation tax at which those assets are expected to reverse.

	Six months to 31 March		Year ended 30 September 2006		
	2007	2006	Before exceptional items	Exceptional items	Tota
	£m	£m	£m	£m	£
Tax on continuing operations					
UK tax	7	11	29	(44)	(1
Overseas tax	58	43	80	-	8
Total	65	54	109	(44)	6

5 Discontinued operations

In November 2006, as part of the Group's strategy of focussing on its core contract catering business, the Group announced its intention to dispose of its European vending business, Selecta. As explained in Note 13 'Post balance sheet events', the Group announced on 12 May 2007 that it had agreed to sell Selecta to a company managed by Allianz Capital Partners GmbH. The transaction is expected to be completed by the end of the current financial year. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis. Where appropriate, the assets and liabilities of these businesses are classified as being held for sale as at 31 March 2007.

In the year ended 30 September 2006, the Group disposed of its Inflight catering operations, which operated principally in Continental Europe, on 19 December 2005, and disposed of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together 'SSP') on 15 June 2006. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The assets and liabilities of SSP were classified as being held for sale as at 31 March 2006.

In the second half of the year ended 30 September 2006, the Group also discontinued its Middle East military catering operations and withdrew from or disposed of various other businesses. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. This process was substantially complete by the end of the year and no assets or liabilities were classified as being held for sale at 30 September 2006.

The results of the discontinued operations were as follows:

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Trading activities of discontinued activities			
External revenue	262	1,315	1,988
Operating costs	(237)	(1,262)	(1,913)
Profit before exceptional items	25	53	75
Exceptional operating items (note 6)	-	-	(47)
Profit before tax	25	53	28
Income tax expense	(5)	(9)	(10)
Profit after tax	20	44	18
Disposal of net assets and other adjustments relating to discontinued activities			
Profit on disposal of net assets of discontinued operations	-	-	116

Cumulative translation exchange loss			(2
Increase in provisions related to discontinued operations	(45)	-	-
Profit before tax	(45)	-	114
Tax	69	-	(94)
Profit after tax	24	-	20
Profit for the period from discontinued operations			
Profit for the period from discontinued operations	44	44	38

The major classes of assets and liabilities of the businesses classified as held for sale (on a cash free / debt free basis) were as follows:

	As at 31 March		As at 30 September
	2007 £m	2006 £m	2006 £m
	Selecta/Other	SSP	None
Assets			
Goodwill	394	813	-
Property, plant and equipment	144	745	-
Inventories	36	27	-
Trade and other receivables	71	56	-
Other assets	7	22	-
Assets included in disposal groups held for sale	652	1,663	-
Liabilities			
Trade and other payables	(129)	(199)	-
Other liabilities	(20)	(36)	-
Liabilities included in disposal groups held for sale	(149)	(235)	-
Net Assets			
Net Assets included in disposal groups held for sale	503	1,428	-

6 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m

Continuing operations			
Income tax expense	-	-	44
Discontinued operations			
Settlement of UN contract claims and related expenses	-	-	(39)
Middle East military catering business	-	-	(8)
Exceptional operating costs	-	-	(47)
Profit on disposal of net assets and other adjustments relating to discontinued operations (note 5)	24	-	20
	24	-	(27)
Continuing and discontinued operations			
Total	24	-	17

In the period to 31 March 2007, the Group released tax provisions totalling £69 million following the settlement of a number of long-standing issues connected with prior year discontinued activities. The Group also established provisions totalling £45 million in respect of the prior year disposal of travel concessions catering businesses and in respect of discontinued Middle East military catering operations. The result of these items was a net profit of £24 million in the period.

In the year ended 30 September 2006, a £44 million exceptional tax credit arose in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

£39 million was charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

£8 million was provided to settle claims arising in respect of the discontinued Middle East military catering operations.

A profit of £20 million (net of cumulative translation exchange losses and tax) was recognised in respect of the disposal of the Group's Inflight catering services business on 19 December 2005 and its travel concessions catering business ("SSP") on 15 June 2006.

7 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities and exceptional items; these are disclosed to show the underlying trading performance of the Group.

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
	£m	£m	£m
Attributable profit			
Profit for the period attributable to			

equity shareholders of the Company	198	140	285
Less profit for the period from discontinued operations	(44)	(44)	(38)
Attributable profit for the period from continuing operations	154	96	247
Less exceptional items included in continuing operations (net of tax)	-	-	(44)
Attributable profit for the period from continuing operations before exceptional items	154	96	203
Hedge accounting ineffectiveness (net of tax)	-	(5)	(7)
Underlying attributable profit for the period from continuing operations before exceptional items	154	91	196

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
Average number of shares (millions of ordinary shares of 10p each)			
Average number of shares for basic earnings per share	2,052	2,156	2,147
Dilutive share options	13	2	3
Average number of shares for diluted earnings per share	2,065	2,158	2,150
Basic earnings per share			
From continuing and discontinued operations	9.6p	6.5p	13.3p
From discontinued operations	(2.1)p	(2.0)p	(1.8)p
From continuing operations	7.5p	4.5p	11.5p
Effect of exceptional items (net of tax)	-	-	(2.0)p
From continuing operations before exceptional items	7.5p	4.5p	9.5p
Hedge accounting ineffectiveness	-	(0.3)p	(0.4)p
From underlying continuing operations before exceptional items	7.5p	4.2p	9.1p
Diluted earnings per share			
From continuing and discontinued operations	9.6p	6.5p	13.3p
From discontinued operations	(2.1)p	(2.1)p	(1.8)p
From continuing operations	7.5p	4.4p	11.5p
Effect of exceptional items (net of tax)	-	-	(2.0)p
From continuing operations before exceptional items	7.5p	4.4p	9.5p
Hedge accounting ineffectiveness	-	(0.2)p	(0.4)p
From underlying continuing operations before exceptional items	7.5p	4.2p	9.1p

8 Reconciliation of movements in total shareholders' equity

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Opening total shareholders' equity	2,312	2,278	2,278
Total recognised income and expense	238	150	254
Issue of shares	7	-	2
Fair value of share-based payments	11	16	25
Share buy-back	(282)	-	(149)
Transfer on exercise of put options	8	-	131
Other changes	-	3	(5)
	2,294	2,447	2,536
Dividends paid to Compass shareholders (note 9)	(136)	(140)	(213)
Dividends paid to minority interest	(1)	(5)	(11)
	2,157	2,302	2,312
Increase in own shares held for staff compensation schemes*	(4)	-	-
Closing total shareholders' equity	2,153	2,302	2,312

* These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

9 Dividends

The interim dividend of 3.6 pence per share (2006: 3.4 pence per share) will be payable on 6 August 2007 to shareholders on the register at the close of business on 29 June 2007. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements. The dividends paid in the periods presented were as follows:

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Dividends on ordinary shares of 10p each			
Final 2005 - 6.5p per share	-	140	140
Interim 2006 - 3.4p per share	-	-	73
Final 2006 - 6.7p per share	136	-	-
Total	136	140	213

10 Reconciliation of operating profit to cash generated from operations

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m

Operating profit from continuing operations	264	232	453
Adjustments for:			
Depreciation of property, plant and equipment	71	74	150
Amortisation of intangible fixed assets	15	15	38
(Gain)/loss on disposal of property, plant and equipment	(1)	1	5
Increase/(decrease) in provisions	(7)	(2)	(38)
Share-based payments	11	14	21
Other non-cash items (net)	-	1	-
Operating cash flows before movement in working capital	353	335	629
(Increase)/decrease in inventories	(7)	(9)	(4)
(Increase)/decrease in receivables	(26)	(61)	(37)
Increase/(decrease) in payables	(16)	10	60
Cash generated from operations	304	275	648

11 Reconciliation of net cash flow to movement in net debt

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Net increase/(decrease) in cash and cash equivalents	(310)	(54)	574
Cash (inflow)/outflow from changes in debt and lease financing	(33)	(8)	662
Valuation movements and other non-cash changes	12	16	39
Changes in finance leases	(3)	(6)	(15)
Foreign exchange movements	51	(25)	69
Acquisitions and disposals	-	-	1
(Increase)/decrease in net debt during the period	(283)	(77)	1,330
Opening net debt	(1,095)	(2,425)	(2,425)
Closing net debt	(1,378)	(2,502)	(1,095)

The table above is presented as additional information to show movement in net debt, defined as overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

12 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ("ESS") (a member of the Group), IHC Services Inc. ("IHC") and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass

Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation,

which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA's ongoing investigation. Revenues of the Portuguese business for the year ended 30 September 2006 were £90 million (€132 million). It is likely that the investigation will take several months to complete and its outcome cannot be predicted at this point.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

13 Post balance sheet events

The Group announced on 12 May 2007 that it had agreed to sell its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH for a consideration of £772 million on a debt and cash free basis, subject to customary closing adjustments. The sale is expected to be completed in July 2007.

The Group's share buyback programme continued after the balance sheet date. Between 1 April 2007 and 11 May 2007, the Group repurchased for cancellation 13 million ordinary shares for a total consideration of £46 million, bringing the total number of shares repurchased since the share buyback programme began to 166 million shares for a total consideration of £474 million (before brokers commission and stamp duty).

14 Exchange rates

The main exchange rates used to translate the results and financial position of subsidiaries reporting in foreign currency were:

	Six months to 31 March		Year ended 30 September
	2007	2006	2006

	£m	£m	£m
Average exchange rate for period*			
Australian Dollar	2.48	2.36	2.41
Brazilian Real	4.14	3.88	3.97
Canadian Dollar	2.26	2.03	2.06
Euro	1.49	1.46	1.46
Japanese Yen	230.72	204.55	209.07
Norwegian Krone	12.15	11.62	11.66
South African Rand	14.10	11.07	11.95
Swedish Krona	13.62	13.76	13.67
Swiss Franc	2.39	2.28	2.29
US Dollar	1.95	1.75	1.80
Closing exchange rate as at end of period*			
Australian Dollar	2.43	2.43	2.53
Brazilian Real	4.01	3.77	4.22
Canadian Dollar	2.26	2.02	2.13
Euro	1.47	1.43	1.48
Japanese Yen	231.59	204.66	220.54
Norwegian Krone	11.97	11.38	12.47
South African Rand	14.22	10.69	14.52
Swedish Krona	13.76	13.52	13.80
Swiss Franc	2.39	2.27	2.34
US Dollar	1.96	1.73	1.87

* Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

END

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RECEIVED

2007 JUN 12 A 8:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:15 18-May-07
Number	9003W

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 379.1500 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 21-May-07
Number	9881W

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 378.7700 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:18 22-May-07
Number	0606X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 377.9900 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 23-May-07
Number	1339X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 23 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 380.4900 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 24-May-07
Number	2116X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 24 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 380.5400 pence per share from Morgan Stanley.

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Justin Besley Compass Group PLC 01932 573 000

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:49 25-May-07
Number	3017X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 25 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 375.5400 pence per share from Morgan Stanley.

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Justin Besley	Compass Group PLC	01932 573 000

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:27 29-May-07
Number	3866X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 29 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 378.1200 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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RECEIVED

2007 JUN 12 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	15:36 30-May-07
Number	4541X

RNS Number:4541X
Compass Group PLC
30 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   COMPASS GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

   (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

   (iii) both (i) and (ii)

   (i)

3. Name of person discharging managerial responsibilities/director

   MIGUEL RAMIS BARRIOS - A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES; NOT A DIRECTOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   MIGUEL RAMIS BARRIOS

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF TEN PENCE

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

MIGUEL RAMIS BARRIOS

8. State the nature of the transaction

SATISFACTION OF VESTED ENTITLEMENT TO 30,259 SHARES IN CONNECTION WITH BONUS ARRANGEMENT FOR THE YEAR ENDED 30 SEPTEMBER 2003

9. Number of shares, debentures or financial instruments relating to shares acquired

30,259 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0015%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

NIL CONSIDERATION. MARKET VALUE AT CLOSE OF BUSINESS ON 29 MAY 2007 WAS 378.25P

14. Date and place of transaction

29 MAY 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

318,883 SHARES, 0.0159%

16. Date issuer informed of transaction

29 MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

OF THE 30,259 SHARES ISSUED IN 9. ABOVE, 1,816 SHARES WERE SOLD AT 378.325P PER SHARE REALISING SUFFICIENT FUNDS TO SETTLE A RESULTANT SOCIAL SECURITY LIABILITY ARISING FROM SUCH ISSUE.

24. Name of contact and telephone number for queries

TIM MASON, TEL. 01932 573000

Name and signature of duly authorised officer of issuer responsible for making notification

TIM MASON

Date of notification

30 MAY 2007

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:09 30-May-07
Number	4705X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 30 May 2007 it purchased for cancellation 500,000 ordinary shares at a price of 375.0100 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

END

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:08 31-May-07
Number	5748X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 31 May 2007 it purchased for cancellation 600,000 ordinary shares at a price of 375.8800 pence per share from Morgan Stanley.

Enquiries

Justin Besley Compass Group PLC 01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:15 01-Jun-07
Number	6031X

RNS Number:6031X
Compass Group PLC
01 June 2007

Compass Group PLC - Total Voting Rights and Capital as at 31 May 2007

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 31 May 2007 its issued share capital consists of 1,992,006,347 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,992,006,347, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure, 1,992,006,347 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	16:52 01-Jun-07
Number	6640X

RNS Number:6640X
Compass Group PLC
01 June 2007

1 June 2007

COMPASS GROUP PLC: DIRECTOR/PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces the following changes in the interests of Directors and Persons Discharging Managerial Responsibility ("PDMRs") in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Long-Term Incentive Plan Award

On 1 June 2007, an award was made under the Long-Term Incentive Plan to the PDMR detailed below. The number of Shares referred to is the maximum available if the performance conditions for the period, which commenced on 1 October 2006 and end on 30 September 2009 (the "Performance Period"), are satisfied in full. There is no retesting facility.

Name	Director or PDMR	Shares Under Conditional Award
Mark J White	PDMR	178,936

Under the Compass Group PLC Long-Term Incentive Plan, participants may become entitled to Shares if the Company satisfies stringent performance targets based upon Group Free Cash Flow and Total Shareholder Return relative to companies in the FTSE 100 index, each relating to 50% of an award. Details of the precise targets are set out in the Directors Remuneration Report for the year ended 30 September 2006.

ENDS

Enquiries:

Compass Group PLC +44 (0) 1932 573000
Investors/Analysts: Andrew Martin
Media: Chris King

www.compass-group.com

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:59 01-Jun-07
Number	6683X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 June 2007 it purchased for cancellation 500,000 ordinary shares at a price of 377.5500 pence per share from Morgan Stanley.

Enquiries

Justin Besley   Compass Group PLC   01932 573 000

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:28 04-Jun-07
Number	7561X

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 June 2007 it purchased for cancellation 710,966 ordinary shares at a price of 376.4500 pence per share from Morgan Stanley.

Enquiries

Justin Besley	Compass Group PLC	01932 573 000

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Documentation held at UKLA
Released	10:49 08-Jun-07
Number	0292Y

RNS Number:0292Y
Compass Group PLC
08 June 2007

Compass Group PLC

Interim Report 2007

Dividend Reinvestment Plan Circular

Chairman's Letter/Dividend Reinvestment Plan Application form

Copies of the above documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Telephone: 020 7676 1000

END

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The company news service from the London Stock Exchange

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III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Interim Report for the six months ended March 30, 2007 (June 8, 2007).

2. Compass Group PLC – Chairman's Letter to Shareholders regarding the launch of a Dividend Reinvestment Plan for the Company and the introduction of Consolidated Annual Dividend Tax Vouchers for Shareholders (June 8, 2007).

3. Compass Group PLC – Dividend Reinvestment Plan Terms and Conditions Leaflet (June 8, 2007).

4. Compass Group PLC – Dividend Mandate Form (June 8, 2007).

82 - 5161

COMPASS GROUP



Interim Report 2007

Our business

Compass Group PLC

We are specialists who help clients either outsource or establish a foodservice or support service, or sometimes both, to suit their needs.

How we do that draws on our global resources and our understanding of different cultures and market sectors. We work in partnership with our clients, usually in their premises. And by using their facilities and equipment we keep capital investment to an absolute minimum.

Looking at the world map today shows how far we have come since 1992. We have grown from a domestic operator to a global player. That journey has given us a great platform to build on and enabled us to benefit from opportunities far and wide. Making the most of these opportunities starts, as ever, by being clear about why we are in business.

Our aim is to be the premium operator in the contract foodservice and support services market with an outstanding reputation for quality, value for money and client and consumer satisfaction.

To achieve this means maintaining our market leading positions in the world's key regions with major brands in our chosen business sectors. But it also means applying fresh thinking to the way we run our business, re-energising the talents that have made us a leader while looking at new ways of maximising value from our core operations.

We have to be more disciplined – simplifying what we do and how we do it. Focusing on our core contract catering operations. Leveraging client relationships by growing the range of our support services. Maximising synergies for clients, organic profit growth for us and enhanced value for our shareholders.

The whole organisation is focused on achieving this and our vision encapsulates this common purpose. Quite simply we aspire to be a world-class provider of contract foodservice and support services, renowned for our great people, our great service, and our great results.

Our values

These define what, collectively, we believe in and govern the way we behave:

Openness, trust and integrity
We set the highest ethical and professional standards at all times. We want all our relationships to be based on honesty, respect, fairness and a commitment to open dialogue and transparency.

Passion for quality
We are passionate about delivering superior food and service and take pride in achieving this. We look to replicate success, learn from mistakes and develop the ideas, innovation and practices that will help us improve and lead our market.

Win through teamwork
We encourage individual ownership, but work as a team. We value the expertise, individuality and contribution of all our colleagues, working in support of each other and readily share good practice, in pursuit of shared goals.

Responsibility
We take responsibility for our actions, individually and as a Group. Everyday, everywhere we look to make a positive contribution to the health and wellbeing of our customers, the communities we work in and the world we live in.

Can-do
We take a positive and commercially aware 'can-do' approach to the opportunities and challenges we face.

Contents

Financial and operational highlights

'This is a very encouraging set of results, with a number of actions and initiatives introduced over the last six to nine months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half'.

Sir Roy Gardner
Chairman

Financial highlights for continuing operations

Group revenue
[illegible]
5% organic growth

Operating profit*
[illegible]
Up 25% in constant currency

Operating margin**
[illegible]%
Up 70 basis points

Basic earnings per share
[illegible]
79% increase in underlying earnings per share

Interim dividend
[illegible]
6% increase in dividends per ordinary share

Free cash flow
[illegible]
Up £98m

* Includes share of profit of associates.
** Excludes share of profit of associates.

Operational highlights

Selecta disposal
[illegible]
Entered into agreement to sell Selecta for £772m, completion expected July 2007

Share buyback
[illegible]
Additional £500m share buyback announced bringing the total amount to be returned to shareholders to £1bn

Chairman and Chief Executive's statement

Group trading review

Compass Group announces its results for the six month period ended 31 March 2007.

	Notes	Six months to 31 March 2007	2006	Increase /(decrease)
Continuing operations				
Revenue				
– constant currency	a	**£5,185m**	£4,943m	4.9%
– reported		**£5,185m**	£5,277m	(1.7)%
Operating profit				
– constant currency	a, b	**£267m**	£214m	24.8%
– reported	b	**£267m**	£234m	14.1%
Operating margin	c	**5.1%**	4.4%	70bps
Profit before tax				
– underlying	d	**£224m**	£151m	48.3%
– reported		**£224m**	£158m	41.8%
Free cash flow		**£136m**	£38m	257.9%
Basic earnings per share				
– underlying	d	**7.5p**	4.2p	78.6%
– reported		**7.5p**	4.5p	66.7%
Total Group including discontinued operations				
Basic earnings per share		**9.6p**	6.5p	47.7%
Interim dividend per ordinary share		**3.6p**	3.4p	5.9%

(a) Constant currency restates the prior year results to 2007's average exchange rates.
(b) Includes share of profit of associates.
(c) Excludes share of profit of associates.
(d) Underlying profit before tax excludes revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness) of £nil million (2006: £7 million). Underlying basic earnings per share excludes these items net of tax.

Discontinued operations

On 12 May 2007, the Group announced that it had entered into an agreement to sell its European vending business, Selecta, for a consideration of £772 million on a debt and cash free basis. Subject to obtaining various approvals, the sale is expected to complete in July 2007. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The 2006 revenue and operating profits of all of these businesses combined were £539 million and £52 million respectively. The results of these businesses are treated as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis.

Revenue

Overall, organic revenue growth was 5%. The significant strengthening of sterling, in particular against the US dollar, reduced revenues by 7%, resulting in reported revenues declining by 2%.

Organic growth is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates), and compares the results against 2006.

The table below summarises the performance of the Group's continuing operations by geographic segment.

		Six months to 31 March				
	Notes	2007 £m	2006 £m	Reported change %	Constant currency change %	Organic change %
Continuing operations						
Revenue						
North America		**2,133**	2,224	(4)	7	7
Continental Europe		**1,306**	1,294	1	3	3
United Kingdom		**957**	962	(1)	(1)	(1)
Rest of the World		**789**	797	(1)	10	10
Total		**5,185**	5,277	(2)	5	5
Operating profit						
North America		**130**	126			
Continental Europe		**88**	74			
United Kingdom		**53**	53			
Rest of the World		**27**	20			
Unallocated overheads		**(34)**	(41)			
Associates		**3**	2			
Total	a	**267**	234			

		Six months to 31 March	
	Notes	2007 %	2006 %
Operating margin			
North America		**6.1**	5.7
Continental Europe		**6.7**	5.7
United Kingdom		**5.5**	5.5
Rest of the World		**3.4**	2.5
Total	b	**5.1**	4.4

(a) Operating profit includes share of profit of associates in North America £1 million (2006: £1 million) and UK £2 million (2006: £1 million).
(b) Operating margin is based on revenue and operating profit excluding share of profit of associates.

Chairman and Chief Executive's statement
continued

North America

41.1%

Group revenue
(2006: 42.2%)



We have continued to see good organic revenue growth of 7% in North America in the first half, coming from all the contract sectors. In Chartwells, the Education business, we have been successful in driving like for like growth by increasing participation in schools and voluntary meals, translating to organic revenue growth of 9%. Some large contract wins in the Crothall support services business have helped achieve organic revenue growth of 7% in the Healthcare sector and the pipeline continues to look strong. The Sports and Leisure sector has also performed particularly well with Levy delivering organic revenue growth of 9%. The revenue decline in the Vending business, Canteen, reflects our ongoing strategy to franchise more marginal operations, a reduction in retail sales and continuing consolidation in the manufacturing sector.

Operating profit from continuing operations increased to £130 million (2006: £126 million), a 40 basis point margin improvement, with all sectors contributing to this delivery through an improvement in the quality of revenue and very tight control of overheads. On a constant currency basis, operating profit moved ahead strongly, up £19 million on the same period last year. Excluding the adverse impact on profits in the first half of last year of Hurricane Katrina and higher fuel costs, the underlying margin improvement in the first half of this year was approximately 20 basis points.

Continental Europe

25.2%

Group revenue
(2006: 24.5%)



Revenue in Continental Europe grew by 3% on an organic basis to £1,306 million (2006: £1,294 million). We have seen a good start to the year in Spain, with strong new contract wins in Healthcare and Education and good like for like growth across all sectors driven by an increase in consumer numbers and new services offered to clients. The Nordic region continues to perform well with high activity levels at oil and gas clients and a focus on healthy eating driving volumes in the Business and Industry sector. Our businesses in the emerging markets of Central and Eastern Europe are also starting to make progress.

Operating profit from continuing operations increased to £88 million (2006: £74 million), a margin increase of 100 basis points. The significant level of restructuring costs in the first half of last year impacted last year's margin by approximately 30 basis points, so the underlying increase in the first half of this year was 70 basis points. Approximately half of this improvement is a one time step up from the turnaround of previously underperforming countries such as France and the Netherlands and the new management team in Italy delivering an encouraging start to stabilising the business.

United Kingdom and Ireland

18.5%

Group revenue
(2006: 18.2%)



In the UK and Ireland, revenue was flat compared to last year at £957 million (2006: £962 million) as we continue to be more selective on the new business we take on and address low margin contracts. Operating profit from continuing operations was in line with 2006 at £53 million.

The fundamentals in the UK and Ireland are extremely attractive and we remain optimistic that it will become a very good business. However, the poor discipline of the past combined with the excessive complexity of the business will take time to change.

The performance continues to stabilise with the second quarter results being better than the first. Overall, a 5.5% margin represents a satisfactory outcome.

Significant changes in the senior management team have been made and confidence is restored. In common with other parts of the Group, the culture is being changed to focus more on like for like revenue growth and we continue to avoid, renegotiate or exit poor performing contracts.

Good progress is being made to further reduce overheads and unit labour scheduling is now receiving intensive focus. This, combined with a healthy sales pipeline is helping to create a solid platform from which to grow profitability.

Rest of the World

15.2%

Group revenue
(2006: 15.1%)



Strong organic revenue growth of 10% in the Rest of the World was largely a result of 22% growth in Australia and 15% in Latin America, whilst revenues in Japan remained flat. The remote site business in Australia has benefited from the buoyancy of the mining and energy sectors and the mobilisation of new business gained in 2006, while in Latin America a focus on volumes in the Business and Industry sector has had a positive impact. The smaller, emerging markets, particularly India and China, are also becoming more established and offer a good opportunity for future growth.

Operating profit from continuing operations increased to £27 million (2006: £20 million), a margin increase of 90 basis points. Approximately half of this improvement comes from the flow through from the high levels of new business gained in 2006 in addition to the turnaround resulting from the focus on poorer performing businesses.

Chairman and Chief Executive's statement continued

Unallocated overheads

Unallocated overheads for the first half year were £34 million (2006: £41 million). The decrease is largely due to non-recurring costs in the first half of last year relating to the UN investigation and restructuring, partly offset by additional costs this year as a result of the strengthening of central functions which will continue into the second half.

Operating profit

Operating profit from continuing operations, including associates, was £267 million (2006: £234 million), an increase of 14% on a reported basis and 25% at constant currency.

Finance cost

Underlying net finance cost for the first half was £43 million (2006: £83 million, £76 million including the net effect of the revaluation of swaps and hedging instruments that do not qualify for hedge accounting under IAS 39). We expect a higher second half net finance cost due to the higher level of net debt following the completion of the current £500 million share buy back, giving a full year expected net finance cost of around £95 million to £100 million, before any benefit from the Selecta disposal proceeds which we expect to have for the final three months of the year.

Profit before tax

Profit before tax from continuing operations was £224 million (2006: £158 million).

On an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), profit before tax from continuing operations increased by 48% to £224 million (2006: £151 million).

Income tax expense

The overall Group tax charge before exceptional items was £65 million (2006: £54 million), an effective tax rate of 29% (2006: 34%). We continue to expect the Group's effective tax rate to average out at around the 30% level for the foreseeable future.

Basic earnings per share

Basic earnings per share were 9.6 pence (2006: 6.5 pence). Excluding the results of discontinued operations, basic earnings per share on an underlying basis, excluding revaluation gains and losses on swaps and hedging instruments (hedge accounting ineffectiveness), were 7.5 pence (2006: 4.2 pence).

	Attributable profit		Basic earnings per share		
	2007 £m	2006 £m	2007 Pence	2006 Pence	Change %
Reported	**198**	140	**9.6**	6.5	47.7%
Discontinued operations	**(44)**	(44)	**(2.1)**	(2.0)	
Hedge accounting ineffectiveness (net of tax)	**–**	(5)	**–**	(0.3)	
Underlying	**154**	91	**7.5**	4.2	78.6%

Dividends

The interim dividend is 3.6 pence per share (2006: 3.4 pence), a year on year increase of 6%.

Discontinued operations

Operating profit from discontinued operations was £25 million (2006: £53 million). The profit after tax from discontinued operations was £20 million (2006: £44 million).

Free cash flow

Free cash flow from the continuing business totalled £136 million (2006: £38 million). The major factors contributing to the increase were: £32 million increase in operating profit before associates, £41 million lower net capital expenditure and £37 million lower net interest payments.

Gross capital expenditure of £79 million represents 1.5% of revenue. We are expecting a higher level of capital expenditure of around £100 million in the second half of the year due to the phasing of activity and we therefore expect the full year to be below the 2% of revenue level for the continuing business (excluding Selecta). We still expect the working capital outflow to average out at around £20 million per year.

The cash tax rate on continuing operations for the first half was 27% and we continue to expect this to average around the mid to high 20s level for the foreseeable future.

Net interest paid of £47 million benefits from the significant reduction in the level of net debt as a result of the receipt of the SSP and Moto sale proceeds.

Overall, following the disposal of Selecta and the travel concessions business, we expect free cash flow to be delivered more evenly across the year with only a slight weighting towards the second half.

Acquisitions

The acquisition of the remaining 5% interest in Onama was completed in December 2006 for £7 million. A further £14 million was spent in the first half on deferred consideration relating to prior year acquisitions and £3 million on new acquisitions.

Financial targets

The Group's three year targets for the continuing business for 2006 to 2008 remain unchanged at:

- 100 basis points improvement in ROCE
- Free cash flow from continuing operations of £800 million to £850 million.

Outlook

This is a very encouraging set of results, with a number of actions and initiatives introduced over the last six to nine months contributing to the improved performance in many parts of the business. Looking ahead to the full year, we expect to see a continuation of the underlying performance seen in the first half.

Sir Roy Gardner
Chairman

Richard Cousins
Chief Executive

Independent review report to Compass Group PLC

Introduction

We have been instructed by Compass Group PLC ('the Company') to review the financial information for the six months ended 31 March 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2007.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
16 May 2007

Consolidated income statement
for the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Before exceptional items Audited £m	Year ended 30 September 2006 Exceptional items Audited £m	Year ended 30 September 2006 Total Audited £m
Continuing operations						
Revenue	2	5,185	5,277	10,276	–	10,276
Operating costs		(4,921)	(5,045)	(9,822)	–	(9,822)
Operating profit	2	264	232	454	–	454
Share of profit of associates	2	3	2	2	–	2
Total operating profit	2	267	234	456	–	456
Finance income	3	13	3	15	–	15
Finance costs	3	(56)	(86)	(160)	–	(160)
Hedge accounting ineffectiveness	3	–	7	11	–	11
Profit before tax		224	158	322	–	322
Income tax expense	4, 6	(65)	(54)	(109)	44	(65)
Profit for the period from continuing operations		159	104	213	44	257
Discontinued operations						
Profit before exceptional items (net of tax)	5	20	44	65	–	65
Exceptional items (net of tax)	5, 6	24	–	–	(27)	(27)
Profit for the period from discontinued operations	5	44	44	65	(27)	38
Continuing and discontinued operations						
Profit for the period		203	148	278	17	295
Attributable to						
Equity shareholders of the Company		198	140	268	17	285
Minority interest		5	8	10	–	10
Profit for the period		203	148	278	17	295
Basic earnings per share (pence)						
From continuing operations	7	7.5p	4.5p			11.5p
From discontinued operations	7	2.1p	2.0p			1.8p
From continuing and discontinued operations	7	9.6p	6.5p			13.3p
Diluted earnings per share (pence)						
From continuing operations	7	7.5p	4.4p			11.5p
From discontinued operations	7	2.1p	2.1p			1.8p
From continuing and discontinued operations	7	9.6p	6.5p			13.3p

Consolidated statement of recognised income and expense
for the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Audited £m
Net income/(expense) recognised in equity				
Fair value movement on cash flow hedges		–	3	4
Currency translation differences		(2)	–	(7)
Actuarial losses on post-retirement employee benefits		–	–	(37)
Tax on items taken directly to equity		–	–	3
Recognition of deferred tax asset relating to currency translation differences in prior years		37	–	–
Net income/(expense) recognised in equity		35	3	(37)
Transfers				
Transfer to profit or loss from equity of cumulative translation differences on discontinued activities		–	–	2
Transfer to profit or loss from equity on cash flow hedges		–	(1)	(6)
Transfers		–	(1)	(4)
Net gain/(loss) recognised directly in equity				
Net gain/(loss) recognised directly in equity		35	2	(41)
Profit for the period				
Profit for the period		203	148	295
Total recognised income and expense for the period	8	238	150	254
Attributable to				
Equity shareholders of the Company		231	141	248
Minority interest		7	9	6
Total recognised income and expense for the period		238	150	254

Consolidated balance sheet
as at 31 March 2007

	Notes	As at 31 March 2007 Unaudited £m	As at 31 March 2006 Unaudited £m	As at 30 September 2006 Audited £m
Non-current assets				
Goodwill		**3,017**	3,434	3,451
Other intangible assets		**139**	167	152
Property, plant and equipment		**579**	928	756
Interests in associates		**40**	41	39
Other investments		**6**	9	9
Deferred tax assets		**270**	200	237
Trade and other receivables		**101**	137	117
Derivative financial instruments		**4**	29	22
Non-current assets		**4,156**	4,945	4,783
Current assets				
Inventories		**180**	241	212
Trade and other receivables		**1,339**	1,544	1,424
Tax recoverable		**7**	4	10
Derivative financial instruments		**8**	6	9
Cash and cash equivalents		**536**	231	848
Current assets		**2,070**	2,026	2,503
Assets of disposal groups				
Assets included in disposal groups held for sale	5	**652**	1,663	–
Total assets		**6,878**	8,634	7,286
Current liabilities				
Short-term borrowings		**(141)**	(218)	(119)
Derivative financial instruments		**(1)**	(7)	(2)
Current tax liabilities		**(219)**	(309)	(357)
Trade payables and other payables		**(1,764)**	(2,196)	(1,990)
Provisions		**(70)**	(10)	(65)
Current liabilities		**(2,195)**	(2,740)	(2,533)
Non-current liabilities				
Long-term borrowings		**(1,771)**	(2,536)	(1,835)
Derivative financial instruments		**(13)**	(7)	(18)
Post-employment benefit obligations		**(254)**	(553)	(282)
Provisions		**(291)**	(143)	(242)
Deferred tax liabilities		**(6)**	(18)	(18)
Other liabilities		**(46)**	(100)	(46)
Non-current liabilities		**(2,381)**	(3,357)	(2,441)
Liabilities of disposal groups				
Liabilities included in disposal groups held for sale	5	**(149)**	(235)	–
Total liabilities		**(4,725)**	(6,332)	(4,974)
Net assets				
Net assets		**2,153**	2,302	2,312
Equity				
Share capital		**201**	216	210
Share premium account		**103**	94	96
Capital redemption reserve		**24**	9	15
Less: own shares		**(4)**	(1)	–
Other reserves		**4,301**	4,161	4,288
Retained earnings		**(2,490)**	(2,204)	(2,303)
Total equity shareholders' funds		**2,135**	2,275	2,306
Minority interests		**18**	27	6
Total equity	8	**2,153**	2,302	2,312

Consolidated cash flow statement
for the six months ended 31 March 2007

	Notes	Six months to 31 March 2007 Unaudited £m	Six months to 31 March 2006 Unaudited £m	Year ended 30 September 2006 Audited £m
Cash flow from operating activities				
Cash generated from operations	10	**304**	275	648
Interest paid		**(59)**	(87)	(186)
Interest element of finance lease rentals		**(1)**	(1)	(3)
Tax received		**–**	5	4
Tax paid		**(61)**	(54)	(97)
Net cash from operating activities for continuing operations		**183**	138	366
Net cash from operating activities for discontinued operations		**18**	103	181
Net cash from operating activities		**201**	241	547
Cash flow from investing activities				
Purchase of subsidiary companies and investments in associated undertakings		**(24)**	(31)	(167)
Proceeds from sale of subsidiary companies and associated undertakings		**29**	31	1,807
Tax on profits from sale of subsidiary companies and associated undertakings		**(61)**	–	(50)
Contribution of disposal proceeds to pension plans		**–**	–	(280)
Purchase of property, plant and equipment		**(64)**	(98)	(152)
Proceeds from sale of property, plant and equipment		**17**	11	20
Purchase of intangible assets and investments		**(12)**	(13)	(30)
Dividends received from associated undertakings		**–**	1	2
Interest received		**13**	4	15
Net cash from/(used in) investing activities for continuing operations		**(102)**	(95)	1,165
Net cash from/(used in) investing activities for discontinued operations		**(22)**	(63)	(106)
Net cash from/(used in) investing activities		**(124)**	(158)	1,059
Cash flow from financing activities				
Proceeds from issue of ordinary share capital		**7**	–	2
Purchase of own shares (net)		**(290)**	–	(148)
Net increase/(decrease) in borrowings		**42**	16	(647)
Repayment of obligations under finance leases		**(9)**	(8)	(15)
Equity dividends paid		**(136)**	(140)	(213)
Dividends paid to minority interests		**(1)**	(5)	(11)
Net cash from/(used in) financing activities		**(387)**	(137)	(1,032)
Cash and cash equivalents				
Net increase/(decrease) in cash and cash equivalents	11	(310)	(54)	574
Cash and cash equivalents at beginning of the period		**848**	281	281
Exchange gains and losses on cash and cash equivalents		**(2)**	4	(7)
Cash and cash equivalents at end of the period		**536**	231	848

Reconciliation of free cash flow from continuing operations
for the six months ended 31 March 2007

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Net cash from operating activities for continuing operations	**183**	138	366
Purchase of property, plant and equipment	**(64)**	(98)	(152)
Proceeds from sale of property, plant and equipment	**17**	11	20
Purchase of intangible assets and investments	**(12)**	(13)	(30)
Dividends received from associated undertakings	**–**	1	2
Interest received	**13**	4	15
Dividends paid to minority interests	**(1)**	(5)	(11)
Free cash flow from continuing operations	**136**	38	210

Notes to the consolidated financial statements
for the six months ended 31 March 2007

1 Basis of preparation

The unaudited interim financial statements for the six months ended 31 March 2007 have been prepared in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee ('IFRIC') interpretations as adopted by the European Union at 31 March 2007 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The Group has not yet adopted IAS 34 'Interim Financial Reporting' but intends to do so from 1 October 2007.

Details of the accounting policies applied are those set out in the Group's Annual Report for the year ended 30 September 2006, which is published in the Investor Relations section of the Group website (www.compass-group.com) and which is also available on request.

In accordance with the requirements of IFRS 5 'Non-current assets held for sale and discontinued operations', the IFRS consolidated income statements and consolidated cash flow statements for 2006 previously presented have been amended to reflect the classification of certain operations as discontinued, as shown in note 5.

The unaudited interim financial statements for the six months ended 31 March 2007, which were approved by the Board of directors on 16 May 2007, do not comprise statutory accounts for the purpose of Section 240 of the Companies Act 1985. The Annual Report for the year ended 30 September 2006 contained an unqualified audit report and has been filed with the Registrar of Companies.

2 Segmental reporting

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m	Eliminations £m	Total £m
Revenue from continuing operations						
Six months to 31 March 2007						
External revenue	**2,133**	**1,306**	**957**	**789**	**–**	**5,185**
Inter-segment revenue	**–**	**–**	**–**	**4**	**(4)**	**–**
Total revenue	**2,133**	**1,306**	**957**	**793**	**(4)**	**5,185**
Six months to 31 March 2006						
External revenue	2,224	1,294	962	797	–	5,277
Inter-segment revenue	–	–	–	8	(8)	–
Total revenue	2,224	1,294	962	805	(8)	5,277
Year ended 30 September 2006						
External revenue	4,290	2,484	1,889	1,613	–	10,276
Inter-segment revenue	–	–	–	15	(15)	–
Total revenue	4,290	2,484	1,889	1,628	(15)	10,276

Notes to the consolidated financial statements
continued

2 Segmental reporting continued

	North America £m	Continental Europe* £m	United Kingdom £m	Rest of the World* £m	Other £m	Total £m
Operating profit from continuing operations						
Six months to 31 March 2007						
Operating profit/(loss)	**130**	**88**	**53**	**27**	**(34)**	**264**
Share of profit of associates	**1**	**–**	**2**	**–**	**–**	**3**
Segment result	**131**	**88**	**55**	**27**	**(34)**	**267**
Six months to 31 March 2006						
Operating profit/(loss)	126	74	53	20	(41)	232
Share of profit of associates	1	–	1	–	–	2
Segment result	127	74	54	20	(41)	234
Year ended 30 September 2006						
Operating profit/(loss)	245	129	110	47	(77)	454
Share of profit of associates	1	–	1	–	–	2
Segment result	246	129	111	47	(77)	456

* Russia and Turkey were transferred from the Rest of the World to the Continental Europe segment during the current reporting period to ensure alignment with the new management reporting structure. The 2006 segmental results have been restated on a consistent basis. The combined revenue and operating profit of these businesses was £24 million and £1 million respectively for the period to 31 March 2006 and £46 million and £3 million respectively for the year ended 30 September 2006.

3 Finance income and costs

	Six months to 31 March		Year ended
	2007 £m	2006 £m	30 September 2006 £m
Finance income			
Bank interest	**13**	3	15
Finance costs			
Bank loans and overdrafts	**2**	23	35
Other loans	**52**	53	107
Finance lease interest	**1**	1	3
Interest on bank and other loans and finance leases	**55**	77	145
Unwinding of discount on put options held by minority shareholders	**–**	3	4
Interest on pension scheme liabilities net of expected return on scheme assets	**1**	6	11
Total	**56**	86	160
Hedge accounting ineffectiveness			
Unrealised net gains on financial instruments	**–**	7	11

4 Tax

The tax charge on continuing operations for the period is based on an estimated full year effective tax rate of 29% (last full year 34% before exceptional items).

The estimated full year effective tax rate of 29% does not take into account the impact of the proposed reduction in the UK statutory rate of corporation tax from 30% to 28% from 1 April 2008 announced in the March 2007 Budget, as the relevant legislation was not substantively enacted at the interim balance sheet date. If, as anticipated, substantive enactment has occurred by the Group's full year balance sheet date of 30 September 2007, it is estimated that the full year effective tax rate would be approximately 30%. This increase would be due largely to a charge arising from the reduction in the balance sheet carrying value of deferred tax assets in the UK to reflect the reduced rate of corporation tax at which those assets are expected to reverse.

	Six months to 31 March		Year ended 30 September 2006		
	2007 £m	2006 £m	Before exceptional items £m	Exceptional items £m	Total £m
Tax on continuing operations					
UK tax	**7**	11	29	(44)	(15)
Overseas tax	**58**	43	80	–	80
Total	**65**	54	109	(44)	65

5 Discontinued operations

In November 2006, as part of the Group's strategy of focusing on its core contract catering business, the Group announced its intention to dispose of its European vending business, Selecta. As explained in Note 13 'Post balance sheet events', the Group announced on 12 May 2007 that it had agreed to sell Selecta to a company managed by Allianz Capital Partners GmbH. The transaction is expected to be completed by the end of the current financial year. The Group has also completed the sale and closure of a number of other small businesses as part of the exit from the discontinued travel concessions business and Middle East military catering operations. The results of all these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2007. The 2006 results have been restated on a consistent basis. Where appropriate, the assets and liabilities of these businesses are classified as being held for sale as at 31 March 2007.

In the year ended 30 September 2006, the Group disposed of its Inflight catering operations, which operated principally in Continental Europe, on 19 December 2005, and disposed of its travel concession catering business, Select Service Partner, including Creative Host Services in the US (together 'SSP') on 15 June 2006. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. The assets and liabilities of SSP were classified as being held for sale as at 31 March 2006.

In the second half of the year ended 30 September 2006, the Group also discontinued its Middle East military catering operations and withdrew from or disposed of various other businesses. The results of these businesses are classified as discontinued operations and are therefore excluded from the results of continuing operations in 2006. This process was substantially complete by the end of the year and no assets or liabilities were classified as being held for sale at 30 September 2006.

Notes to the consolidated financial statements
continued

5 Discontinued operations continued

The results of the discontinued operations were as follows:

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Trading activities of discontinued activities			
External revenue	**262**	1,315	1,988
Operating costs	**(237)**	(1,262)	(1,913)
Profit before exceptional items	**25**	53	75
Exceptional operating items (note 6)	**–**	–	(47)
Profit before tax	**25**	53	28
Income tax expense	**(5)**	(9)	(10)
Profit after tax	**20**	44	18
Disposal of net assets and other adjustments relating to discontinued activities			
Profit on disposal of net assets of discontinued operations	**–**	–	116
Cumulative translation exchange loss	**–**	–	(2)
Increase in provisions related to discontinued operations	**(45)**	–	–
Profit before tax	**(45)**	–	114
Tax	**69**	–	(94)
Profit after tax	**24**	–	20
Profit for the period from discontinued operations			
Profit for the period from discontinued operations	**44**	44	38

The major classes of assets and liabilities of the businesses classified as held for sale (on a cash free/debt free basis) were as follows:

	As at 31 March 2007 £m	As at 31 March 2006 £m	As at 30 September 2006 £m
	Selecta/Other	*SSP*	*None*
Assets			
Goodwill	**394**	813	–
Property, plant and equipment	**144**	745	–
Inventories	**36**	27	–
Trade and other receivables	**71**	56	–
Other assets	**7**	22	–
Assets included in disposal groups held for sale	**652**	1,663	–
Liabilities			
Trade and other payables	**(129)**	(199)	–
Other liabilities	**(20)**	(36)	–
Liabilities included in disposal groups held for sale	**(149)**	(235)	–
Net assets			
Net assets included in disposal groups held for sale	**503**	1,428	–

6 Exceptional items

Exceptional items are disclosed and described separately in the interim financial statements where it is necessary to do so to clearly explain the financial performance of the Group. Items reported as exceptional are material items of income or expense that have been shown separately due to the significance of their nature or amount.

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Continuing operations			
Income tax expense	–	–	44
Discontinued operations			
Settlement of UN contract claims and related expenses	–	–	(39)
Middle East military catering business	–	–	(8)
Exceptional operating costs	–	–	(47)
Profit on disposal of net assets and other adjustments relating to discontinued operations (note 5)	24	–	20
	24	–	(27)
Continuing and discontinued operations			
Total	24	–	17

In the period to 31 March 2007, the Group released tax provisions totalling £69 million following the settlement of a number of long-standing issues connected with prior year discontinued activities. The Group also established provisions totalling £45 million in respect of the prior year disposal of travel concessions catering businesses and in respect of discontinued Middle East military catering operations. The result of these items was a net profit of £24 million in the period.

In the year ended 30 September 2006, a £44 million exceptional tax credit arose in respect of previously unrecognised tax losses and tax deductions in respect of pension prepayments in the UK tax group that originated in previous years.

£39 million was charged to complete investigations and to settle lawsuits for lost profits brought by two competitors of the Group, ES-KO International Inc and Supreme Foodservice AG in relation to contracts awarded to Eurest Support Services by the UN.

£8 million was provided to settle claims arising in respect of the discontinued Middle East military catering operations.

A profit of £20 million (net of cumulative translation exchange losses and tax) was recognised in respect of the disposal of the Group's Inflight catering services business on 19 December 2005 and its travel concessions catering business ('SSP') on 15 June 2006.

Notes to the consolidated financial statements
continued

7 Earnings per share

The calculation of earnings per share is based on earnings after tax and the weighted average number of shares in issue during the period. The adjusted earnings per share figures have been calculated based on earnings excluding the effect of discontinued activities and exceptional items; these are disclosed to show the underlying trading performance of the Group.

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Attributable profit			
Profit for the period attributable to equity shareholders of the Company	**198**	140	285
Less profit for the period from discontinued operations	**(44)**	(44)	(38)
Attributable profit for the period from continuing operations	**154**	96	247
Less exceptional items included in continuing operations (net of tax)	**–**	–	(44)
Attributable profit for the period from continuing operations before exceptional items	**154**	96	203
Hedge accounting ineffectiveness (net of tax)	**–**	(5)	(7)
Underlying attributable profit for the period from continuing operations before exceptional items	**154**	91	196

	Six months to 31 March		Year ended 30 September
	2007	2006	2006
Average number of shares (millions of ordinary shares of 10p each)			
Average number of shares for basic earnings per share	**2,052**	2,156	2,147
Dilutive share options	**13**	2	3
Average number of shares for diluted earnings per share	**2,065**	2,158	2,150
Basic earnings per share (pence)			
From continuing and discontinued operations	**9.6**	6.5	13.3
From discontinued operations	**(2.1)**	(2.0)	(1.8)
From continuing operations	**7.5**	4.5	11.5
Effect of exceptional items (net of tax)	**–**	–	(2.0)
From continuing operations before exceptional items	**7.5**	4.5	9.5
Hedge accounting ineffectiveness (net of tax)	**–**	(0.3)	(0.4)
From underlying continuing operations before exceptional items	**7.5**	4.2	9.1
Diluted earnings per share (pence)			
From continuing and discontinued operations	**9.6**	6.5	13.3
From discontinued operations	**(2.1)**	(2.1)	(1.8)
From continuing operations	**7.5**	4.4	11.5
Effect of exceptional items (net of tax)	**–**	–	(2.0)
From continuing operations before exceptional items	**7.5**	4.4	9.5
Hedge accounting ineffectiveness (net of tax)	**–**	(0.2)	(0.4)
From underlying continuing operations before exceptional items	**7.5**	4.2	9.1

8 Reconciliation of movements in total shareholders' equity

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Opening total shareholders' equity	**2,312**	2,278	2,278
Total recognised income and expense	**238**	150	254
Issue of shares	**7**	–	2
Fair value of share-based payments	**11**	16	25
Share buy-back	**(282)**	–	(149)
Transfer on exercise of put options	**8**	–	131
Other changes	–	3	(5)
	2,294	2,447	2,536
Dividends paid to Compass shareholders (note 9)	**(136)**	(140)	(213)
Dividends paid to minority interest	**(1)**	(5)	(11)
	2,157	2,302	2,312
Increase in own shares held for staff compensation schemes*	**(4)**	–	–
Closing total shareholders' equity	**2,153**	2,302	2,312

* These shares are held in trust and are used to satisfy some of the Group's liabilities to employees for share options, share bonus and long-term incentive plans.

9 Dividends

The interim dividend of 3.6 pence per share (2006: 3.4 pence per share) will be payable on 6 August 2007 to shareholders on the register at the close of business on 29 June 2007. The dividend was approved by the Board after the balance sheet date, and has thus not been reflected as a liability in these interim financial statements.

The dividends paid in the periods presented were as follows:

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Dividends on ordinary shares of 10p each			
Final 2005 – 6.5p per share	–	140	140
Interim 2006 – 3.4p per share	–	–	73
Final 2006 – 6.7p per share	**136**	–	–
Total	**136**	140	213

10 Reconciliation of operating profit to cash generated from operations

	Six months to 31 March 2007 £m	Six months to 31 March 2006 £m	Year ended 30 September 2006 £m
Operating profit from continuing operations	**264**	232	453
Adjustments for:			
Depreciation of property, plant and equipment	**71**	74	150
Amortisation of intangible fixed assets	**15**	15	38
(Gain)/loss on disposal of property, plant and equipment	**(1)**	1	5
Increase/(decrease) in provisions	**(7)**	(2)	(38)
Share-based payments	**11**	14	21
Other non-cash items (net)	–	1	–
Operating cash flows before movement in working capital	**353**	335	629
(Increase)/decrease in inventories	**(7)**	(9)	(4)
(Increase)/decrease in receivables	**(26)**	(61)	(37)
Increase/(decrease) in payables	**(16)**	10	60
Cash generated from operations	**304**	275	648

Notes to the consolidated financial statements
continued

11 Reconciliation of net cash flow to movement in net debt

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Net increase/(decrease) in cash and cash equivalents	**(310)**	(54)	574
Cash (inflow)/outflow from changes in debt and lease financing	**(33)**	(8)	662
Valuation movements and other non-cash changes	**12**	16	39
Changes in finance leases	**(3)**	(6)	(15)
Foreign exchange movements	**51**	(25)	69
Acquisitions and disposals	**–**	–	1
(Increase)/decrease in net debt during the period	**(283)**	(77)	1,330
Opening net debt	**(1,095)**	(2,425)	(2,425)
Closing net debt	**(1,378)**	(2,502)	(1,095)

The table above is presented as additional information to show movement in net debt, defined as derivative financial instruments, overdrafts, bank and other borrowings and finance leases, net of cash and cash equivalents.

12 Contingent liabilities

On 21 October 2005 the Company announced that it had instructed Freshfields Bruckhaus Deringer to conduct an investigation into the relationships between Eurest Support Services ('ESS') (a member of the Group), IHC Services Inc. ('IHC') and the United Nations. Ernst & Young assisted Freshfields Bruckhaus Deringer in this investigation. On 1 February 2006 it was announced that the investigation had concluded.

The investigation established serious irregularities in connection with contracts awarded to ESS by the UN. The work undertaken by Freshfields Bruckhaus Deringer and Ernst & Young gave no reason to believe that these issues extended beyond a few individuals within ESS to other parts of ESS or the wider Compass Group of companies.

IHC's relationship with the UN and ESS is part of a wider and on-going investigation into UN procurement activity being conducted by the United States Attorney's Office for the Southern District of New York, and with which the Group is co-operating fully. These investigators have access to sources unavailable to the Group, Freshfields Bruckhaus Deringer and Ernst & Young, and further information may emerge which is inconsistent with or additional to the findings of the Freshfields Bruckhaus Deringer investigation, which could have an adverse impact on the Group. The Group has however not been contacted by or received further requests for information from the United States Attorney's Office for the Southern District of New York or the UN in connection with these matters since January 2006.

In February 2007, the Group's Portuguese business, Eurest (Portugal) Sociedade Europeia Restaurantes LDA, was visited by the Portuguese Competition Authority (PCA) as part of an investigation into possible past breaches of competition law by the Group and other caterers in the sector. The PCA investigation relates to a part of the Portuguese catering business which services mainly public sector contracts. The Group is cooperating fully with the PCA's ongoing investigation. Revenues of the Portuguese business for the year ended 30 September 2006 were £90 million (€132 million). It is likely that the investigation will take several months to complete and its outcome cannot be predicted at this point.

No provision has been made in the financial statements in respect of these matters and it is not currently possible to quantify any potential liability which may arise. The directors currently have no reason to believe that any potential liability that may arise would be material to the financial position of the Group.

12 Contingent liabilities continued

The Group, through a number of its subsidiary undertakings, is, from time to time, party to various other legal proceedings or claims arising from its normal business. Provisions are made as appropriate. None of these proceedings is regarded as material litigation.

The Group has provided guarantees to certain minority shareholders and joint venture partners over the level of profits which will accrue to them in future periods.

13 Post balance sheet events

The Group announced on 12 May 2007 that it had agreed to sell its European vending business, Selecta, to a company managed by Allianz Capital Partners GmbH for a consideration of £772 million on a debt and cash free basis, subject to customary closing adjustments. The sale is expected to be completed in July 2007.

The Group's share buyback programme continued after the balance sheet date. Between 1 April 2007 and 11 May 2007, the Group repurchased for cancellation 13 million ordinary shares for a total consideration of £46 million, bringing the total number of shares repurchased since the share buyback programme began to 166 million shares for a total consideration of £474 million (before brokers commission and stamp duty).

14 Exchange rates

The main exchange rates used to translate the results and financial position of subsidiaries reporting in foreign currency were:

	Six months to 31 March		Year ended 30 September
	2007 £m	2006 £m	2006 £m
Average exchange rate for period*			
Australian Dollar	**2.48**	2.36	2.41
Brazilian Real	**4.14**	3.88	3.97
Canadian Dollar	**2.26**	2.03	2.06
Euro	**1.49**	1.46	1.46
Japanese Yen	**230.72**	204.55	209.07
Norwegian Krone	**12.15**	11.62	11.66
South African Rand	**14.10**	11.07	11.95
Swedish Krona	**13.62**	13.76	13.67
Swiss Franc	**2.39**	2.28	2.29
US Dollar	**1.95**	1.75	1.80
Closing exchange rate as at end of period*			
Australian Dollar	**2.43**	2.43	2.53
Brazilian Real	**4.01**	3.77	4.22
Canadian Dollar	**2.26**	2.02	2.13
Euro	**1.47**	1.43	1.48
Japanese Yen	**231.59**	204.66	220.54
Norwegian Krone	**11.97**	11.38	12.47
South African Rand	**14.22**	10.69	14.52
Swedish Krona	**13.76**	13.52	13.80
Swiss Franc	**2.39**	2.27	2.34
US Dollar	**1.96**	1.73	1.87

* Average rates are used to translate the income statement and cash flow. Closing rates are used to translate the balance sheet. Only the most significant currencies are shown.

Shareholder information

Registrars and transfer office

All matters relating to the administration of shareholdings should be directed to Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; email: ssd@capitaregistrars.com.

Shareholders that receive duplicate mailings because they have multiple holdings can write to the Registrars requesting that the holdings be amalgamated. By logging on to www.capitaregistrars.com/shareholders and following the link to the Share Portal, shareholders can access a range of online services including registering to receive future corporate documents by email. Registration will require input of investor codes. Shareholders are advised to refer to their share certificates for details.

Share dealing service

Compass Group has arranged share dealing services with Capita Registrars which provides a telephone and online share dealing service for UK resident shareholders in Compass Group. To deal, shareholders must provide details of surname, postcode, date of birth and investor code (set out in share certificates). To use the service telephone 0870 458 4577 or visit www.capitadeal.com.

Individual Savings Accounts (ISAs)

Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate Personal Equity Plans & Individual Savings Accounts, 1st Floor, Courtwood House, Silver Street Head, Sheffield S1 2BH, telephone 0845 745 6123.

Dividend Reinvestment Plan (DRIP)

Compass Group has introduced a DRIP service, provided by Capita IRG Trustees Limited. The plan allows shareholders to use the whole of their cash dividend to buy additional shares in the Company, increasing their shareholding. Additional information, including details of how to sign up, can be obtained from Capita IRG Trustees Limited, telephone within the UK: 0870 162 3181 and from overseas: +44 20 8639 3402; email: shares@capitaregistrars.com.

Share price information

The current price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone within the UK: 0906 843 3250 and on the Company's website: www.compass-group.com.

ShareGift

ShareGift, the charity share donation scheme, is a free service for shareholders wishing to give shares to charitable causes. It is particularly useful for those shareholders that may wish to dispose of a small quantity of shares where the market value makes it uneconomic to sell on a commission basis. Further information can be obtained from ShareGift (telephone within the UK: 020 7828 1151 and from overseas: +44 20 7828 1151 or www.sharegift.org) or from the Registrars.

American Depositary Receipts (ADRs)

Compass Group has an ADR programme. Each ADR is equivalent to one Compass Group ordinary share and trades under the symbol CMPGY. Further information can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, telephone: within the US toll free 1-888 BNY-ADRs and from overseas +1 212 815 3700; email: shareowners@bankofny.com and from websites: www.adrbny.com and www.stockbny.com.

Warning about unsolicited investment contacts

Many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turns out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.
- The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered. If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.moneymadeclear.fsa.gov.uk.
- Inform our Registrar's Compliance Department by telephone within the UK: 020 8639 2041 and from overseas: +44 20 8639 2041 or email compliance@capitaregistrars.com.

More detailed information on this or similar activity can be found on the FSA website www.moneymadeclear.fsa.gov.uk.

Unsolicited mail

Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. UK shareholders wishing to limit the amount of such mail should write to the Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT. Alternatively shareholders may register online at www.mpsonline.org.uk or request an application form by calling from within the UK: 0845 703 4599.

Identity theft – protecting an investment

Criminals may steal shareholders' personal information putting a holding at risk.

Advice on protecting a shareholding:

- Ensure certificates are kept in a safe place or hold shares electronically in CREST via a nominee.
- Keep all correspondence from the Registrars which shows a shareholder investor code in a safe place, or destroy correspondence by shredding.
- When changing address, inform the Registrars. If a letter from the Registrars is received regarding a change of address and there has been no recent move, contact the Registrars immediately. The shareholder concerned may be a victim of identity theft.
- Know when the dividends are paid. Shareholders may wish to consider having their dividends paid directly into their bank or building society account, both for the convenience and the resulting reduction in the risk of the cheque being intercepted or lost in the post. To take advantage of this dividend mandate facility, contact the Registrars, telephone within the UK: 0870 162 3100 and from overseas: +44 20 8639 2157; or alternatively complete a form online at www.capitaregistrars.com/shareholders using the Share Portal service.
- On changing bank or building society account, inform the Registrars of the details of the new account, and respond to any letters the Registrars send about this.
- When buying or selling shares, shareholders should seek to only deal with brokers registered in their country of residence or the UK.

Annual General Meeting voting results

Shareholders voted in favour of all resolutions proposed at the AGM held on 16 February 2007. Details of proxy votes received were disclosed to shareholders attending the meeting and are available on the Company's website and upon request from the Company Secretary.

Financial calendar

Full year results announcement – late November/early December
Interim dividend payment – August
Final dividend payment – March

Shareholder information
continued

Chairman
Sir Roy Gardner

Group Chief Executive
Richard Cousins

Group Finance Director
Andrew Martin

Executive Director
Gary Green

Non-executive directors
Peter Blackburn CBE
Sir James Crosby (Senior Independent Director)
Sven Kado
Steve Lucas
Tim Parker
Sir Ian Robinson

Company Secretary
Tim Mason (to 31 May 2007)
Mark White (from 1 June 2007)

Registered Office
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

Corporate website
www.compass-group.com

Designed and produced by Carnegie Orr +44 (0)20 7610 6140
Printed in the UK by CTD.

This report is printed on paper and board made from virgin wood fibre from elemental chlorine-free pulps (ECF) sourced from fully sustainable forests in Portugal, Spain and Chile. The manufacturing mill is fully integrated (it owns its own wood supply, manufactures its own wood pulp and operates its own electricity generating plant), and holds the ISO 14001 environmental accreditation. Our printers are fully accredited to the ISO 14001 environmental management system. They utilise vegetable based inks and operate a direct computer to plate repro system, eliminating the need for film with its chemicals such as developer and acid fixers.

COMPASS
GROUP

Registered Office:
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ
United Kingdom
Tel +44 (0)1932 573 000
Fax +44 (0)1932 569 956

www.compass-group.com

8 June 2007

Dear Shareholder,

Dividend Reinvestment Plan

I am very pleased to inform you that Compass Group PLC ("Compass Group") is introducing a Dividend Reinvestment Plan (the "Plan"). The Plan will enable shareholders to use their cash dividends to acquire further ordinary Compass Group shares and is available in relation to the interim dividend for the year ending 30 September 2007, payable on 6 August 2007 and for all future dividends until further notice.

Participation in the Plan will mean that your dividends will be reinvested in existing Compass Group shares which will be purchased on your behalf in the market on the relevant payment date, or as soon as practicable thereafter. The full terms and conditions of the Plan are set out in the enclosed booklet and an application form may be found in the attachment to this letter.

Timetable of events

27 June 2007	Ordinary shares quoted ex-dividend
29 June 2007	Record date for dividend
6 July 2007	Final date for receipt of application forms
6 August 2007	Dividend payment date and date of market purchases of ordinary shares
20 August 2007	Latest date for posting share certificates or crediting CREST accounts

To participate in the Plan, you must complete the application form and return it in the enclosed reply paid envelope or submit an online application at www.capitaregistrars.com/shareholders using the Share Portal service. Applications should be received by Capita IRG Trustees Limited no later than 6 July 2007.

No action is required if you wish to continue receiving the cash dividend in the usual way.

Dividend Mandates and Consolidated Tax Vouchers for Cash Dividend Payments

Should you decide not to participate in the Plan, you may however, wish to consider having your cash dividends paid directly into your bank or building society account. This will have the benefit of convenience and will avoid the risk of the cheque being intercepted or lost in the post.

To take advantage of this facility, please complete the enclosed dividend mandate form and return it to Capita in the enclosed reply paid envelope or alternatively complete it online at www.capitaregistrars.com/shareholders using the Share Portal service. You will then in future receive a single consolidated tax voucher, normally in April of each year, setting out details of all dividends paid in the previous tax year.

Yours sincerely,

Sir Roy Gardner
Chairman

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered No: 4083914 Registered in England VAT number 466/4777/01

Dividend Reinvestment Plan Application form

you wish to participate in the Dividend Reinvestment Plan please complete, sign and return this form in the reply paid envelope to: **ividend Reinvestment Plans, Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent, R3 4TU, England.**

: Capita IRG Trustees Limited (the "**Plan Provider**")

I/We, the undersigned, being the registered holder(s) of ordinary shares in Compass Group PLC (the "**Company**") elect to participate in the Dividend Reinvestment Plan for future dividends paid on all of my/our holding(s) of ordinary shares in the Company from time to time in accordance with the Terms and Conditions of the Dividend Reinvestment Plan ("**Terms and Conditions**").

I/We have read and agree to the Terms and Conditions. I/We acknowledge that this application form together with the Terms and Conditions form a legally binding agreement between the Plan Provider and me/us.

I/We appoint the Plan Provider (or any successor provider of the Dividend Reinvestment Plan as may be appointed from time to time) as my/our agent to arrange the purchase of ordinary shares in the Company in accordance with the Terms and Conditions. I/We agree that share certificates will be sent at my/our risk by post, or that my/our CREST account will be credited in respect of any ordinary shares in the Company purchased on my/our behalf pursuant to this application. This application will remain in force until written notice is received by the Plan Provider in accordance with the Terms and Conditions.

ature: ______ **Date:** ______

If you are a CREST participant, please state your Participant I.D. ______

Daytime Telephone Number: ______

ther joint holders:

e: ______ **Signature:** ______

: ______ **Signature:** ______

______ **Signature:** ______

s must sign this application form. In the case of a company this form must be executed in accordance with Section 36A of the 1985 or signed on its behalf by a duly authorised officer or agent. If your personal details printed above are not correct, em where necessary and sign and return this form to the Plan Provider.

uestions please contact the Plan Provider by telephone on **0870 162 3181, or if calling from overseas +(44) 20 8639 nail to shares@capitaregistrars.com.** Capita IRG Trustees Limited is authorised and regulated by the Financial ("**FSA**") and entered on the FSA Register with registration number 184113.

ion for marketing: Capita IRG Trustees Limited may share your information with other companies in the Capita nay be told about the Capita group's products or services which might be of interest to you. Please tick if you wish to be ting purposes by post, telephone, fax, SMS, email or other electronic means: ☐

u tick the box above but decide later that you do not want to receive any further information, please write to the Plan name and address, the Company name and your Investor Code.

COMPASS
GROUP

8 June 2007

Dear Shareholder,

Dividend Reinvestment Plan

I am very pleased to inform you that Compass Group PLC ("Compass Group") is introducing a Dividend Reinvestment Plan (the "Plan"). The Plan will enable shareholders to use their cash dividends to acquire further ordinary Compass Group shares and is available in relation to the interim dividend for the year ending 30 September 2007, payable on 6 August 2007 and for all future dividends until further notice.

Participation in the Plan will mean that your dividends will be reinvested in existing Compass Group shares which will be purchased on your behalf in the market on the relevant payment date, or as soon as practicable thereafter. The full terms and conditions of the Plan are set out in the enclosed booklet and an application form may be found in the attachment to this letter.

Timetable of events

27 June 2007	Ordinary shares quoted ex-dividend
29 June 2007	Record date for dividend
6 July 2007	Final date for receipt of application forms
6 August 2007	Dividend payment date and date of market purchases of ordinary shares
20 August 2007	Latest date for posting share certificates or crediting CREST accounts

To participate in the Plan, you must complete the application form and return it in the enclosed reply paid envelope or submit an online application at www.capitaregistrars.com/shareholders using the Share Portal service. Applications should be received by Capita IRG Trustees Limited no later than 6 July 2007.

No action is required if you wish to continue receiving the cash dividend in the usual way.

Dividend Mandates and Consolidated Tax Vouchers for Cash Dividend Payments

Should you decide not to participate in the Plan, you may however, wish to consider having your cash dividends paid directly into your bank or building society account. This will have the benefit of convenience and will avoid the risk of the cheque being intercepted or lost in the post.

To take advantage of this facility, please complete the enclosed dividend mandate form and return it to Capita in the enclosed reply paid envelope or alternatively complete it online at www.capitaregistrars.com/shareholders using the Share Portal service. You will then in future receive a single consolidated tax voucher, normally in April of each year, setting out details of all dividends paid in the previous tax year.

Yours sincerely,

Sir Roy Gardner
Chairman

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered No: 4083914 Registered in England VAT number 466/4777/01

COMPASS GROUP

Dividend Reinvestment Plan Application form

If you wish to participate in the Dividend Reinvestment Plan please complete, sign and return this form in the reply paid envelope to: **Dividend Reinvestment Plans, Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, England.**

To: Capita IRG Trustees Limited (the "**Plan Provider**")

1. I/We, the undersigned, being the registered holder(s) of ordinary shares in Compass Group PLC (the "**Company**") elect to participate in the Dividend Reinvestment Plan for future dividends paid on all of my/our holding(s) of ordinary shares in the Company from time to time in accordance with the Terms and Conditions of the Dividend Reinvestment Plan ("**Terms and Conditions**").

2. I/We have read and agree to the Terms and Conditions. I/We acknowledge that this application form together with the Terms and Conditions form a legally binding agreement between the Plan Provider and me/us.

3. I/We appoint the Plan Provider (or any successor provider of the Dividend Reinvestment Plan as may be appointed from time to time) as my/our agent to arrange the purchase of ordinary shares in the Company in accordance with the Terms and Conditions. I/We agree that share certificates will be sent at my/our risk by post, or that my/our CREST account will be credited in respect of any ordinary shares in the Company purchased on my/our behalf pursuant to this application. This application will remain in force until written notice is received by the Plan Provider in accordance with the Terms and Conditions.

Signature: ______________ **Date:** ______________

If you are a CREST participant, please state your Participant I.D. ______________

Daytime Telephone Number: ______________

For all other joint holders:

Name:		**Signature:**	
Name:		**Signature:**	
Name:		**Signature:**	

All joint holders must sign this application form. In the case of a company this form must be executed in accordance with Section 36A of the Companies Act 1985 or signed on its behalf by a duly authorised officer or agent. If your personal details printed above are not correct, please amend them where necessary and sign and return this form to the Plan Provider.

If you have any questions please contact the Plan Provider by telephone on **0870 162 3181, or if calling from overseas +(44) 20 8639 3402, or by e-mail to shares@capitaregistrars.com.** Capita IRG Trustees Limited is authorised and regulated by the Financial Services Authority ("**FSA**") and entered on the FSA Register with registration number 184113.

Use of information for marketing: Capita IRG Trustees Limited may share your information with other companies in the Capita group so that you may be told about the Capita group's products or services which might be of interest to you. Please tick if you wish to be contacted for marketing purposes by post, telephone, fax, SMS, email or other electronic means: ☐

Please note that if you tick the box above but decide later that you do not want to receive any further information, please write to the Plan Provider quoting your name and address, the Company name and your Investor Code.

32 - 5161

COMPASS GROUP



Build up your Compass Group Shareholding with a Dividend Reinvestment Plan

The Dividend Reinvestment Plan ("the Plan") is a convenient, easy and cost effective way to build up your shareholding by using your cash dividends to buy more shares in Compass Group PLC ("the Company").

This document is important and requires your immediate attention.

Benefits of Participation

- Increase your ordinary shareholding over the long term at competitive dealing commission rates (generally lower than available through retail brokers).
- Compounding effect of increasing holding and dividend payments.
- Plan Provider is authorised and regulated by the Financial Services Authority.
- An alternative for overseas shareholders who may have difficulty cashing sterling dividend cheques due to high bank charges (subject to you having the minimum cash dividend amount and living in a country that permits you to participate in the Plan, please see the attached Terms and Conditions). Please see information in section 3.

Features

- Purchase additional shares in your Company using your cash dividend.
- On the dividend payment date, we instruct a broker to buy shares in the market at the prevailing market price. You will therefore not know the share price when you sign up to the Plan.
- The commission is 1% of the purchase price of the shares with a minimum of £2.50. This is exclusive of Stamp Duty Reserve Tax at 0.5% of the deal value. Costs are deducted at source before the new shares are purchased.
- You can expect to receive a tax voucher, share certificate and sale advice within 10 business days of the dividend payment date.
- You may withdraw from the Plan at any time.
- The value of the shares can go down as well as up; please see warnings in section 11.

How to apply

Please read the attached Terms and Conditions carefully, then simply complete and return the enclosed Application form, or complete it online at www.capitaregistrars.com.

Please note that if your holding is in joint names all holders must sign the Application form, therefore only postal applications can be made.

Applications must be received no later than 30 days prior to a dividend payment date. If you have more than one holding, resulting in more than one Investor Code, please complete an Application form for each holding you wish to sign up to.

If you have any questions, please call the Capita IRG Trustees Limited Helpline on:

0870 162 3181

or if calling from overseas:

+44 20 8639 3402

If you are in any doubt as to the action you should take, you are recommended to seek advice from your stockbroker, bank manager, solicitor, accountant or other appropriate adviser, who is authorised pursuant to the Financial Services and Markets Act 2000, ("FSMA") if you are in the United Kingdom, or from an appropriately authorised or recognised adviser, should you be resident elsewhere.

If you have sold or transferred all your shares in the Company, please forward this document, together with any accompanying documents, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, without delay.

Terms and Conditions of the Dividend Reinvestment Plan

1. Introduction

The Dividend Reinvestment Plan (**"the Plan"**) gives shareholders in Compass Group PLC (**"the Company"**) which is a corporate client of Capita IRG Plc the opportunity to use their cash dividend to buy further shares in the Company by becoming participants (**"Participants"**) in the Plan. These further shares will be bought in the market on your behalf under a special low-cost dealing arrangement.

The Plan is administered by Capita IRG Trustees Limited, or any successor administrator that may be appointed (**"Plan Provider"**).

Capita IRG Trustees Limited is a wholly owned subsidiary of Capita IRG Plc and is authorised and regulated by the FSA and entered on the FSA register with registration number 184113.

This document sets out all the Terms and Conditions of the Plan. Enquiries about the Plan, or these Terms and Conditions, should be addressed to the Plan Provider: Dividend Reinvestment Plans, Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or made by telephone on **0870 162 3181** (or if calling from overseas **+(44) 20 8639 3402**) or e-mail to **shares@capitaregistrars.com**. Please note that telephone conversations may be recorded and monitored for quality control purposes and to resolve disputes.

2. How the Plan works

If you join the Plan you must do so in relation to your entire shareholding and not just part of it, (see section 8 for limited exception to this), therefore the whole of your cash dividend (including any undistributed cash brought forward from previous dividends) will be used to purchase as many whole shares as possible on your behalf. The Plan Provider will instruct the nominated broker to purchase shares under the Plan on or as soon as reasonably practicable after the relevant dividend payment date.

3. Who is eligible to participate in the Plan?

You may join the Plan provided that:

- **you are not resident in the United States of America (or its territories and possessions) or in Canada, Australia, South Africa or Japan; and**
- **you do not live in any other jurisdiction outside the United Kingdom where your participation in the Plan would require the Plan Provider or the broker purchasing the shares, to comply with governmental or regulatory procedures or any similar formalities.**

If you are resident outside the United Kingdom you are responsible for ensuring that you may validly join the Plan and for observing all relevant formalities to enable you to buy shares through the Plan. If you are in any doubt as to whether you require any governmental or other consents or need to observe any other formalities to enable you to buy shares through the Plan, you should consult a suitable professional adviser.

4. Charges?

You will be charged 1% of the purchase price of the shares (minimum £2.50) plus stamp duty reserve tax (**"SDRT"**) at the rate of 0.5%. These costs will be automatically deducted from the cash to be re-invested through the Plan. The Plan Provider may share any commission it receives with third parties and details of this will be given upon request.

5. At what price will the shares be bought and how many shares will I receive?

This will depend on the price of the Company's shares on the London Stock Exchange when the deal is carried out. You cannot specify a maximum or minimum price.

It may be necessary to carry out several transactions to acquire the shares needed for the Plan. The prices at which the shares are purchased may vary in which case these transactions will be aggregated and the shares will be allocated to you at the average purchase price. This may be higher or lower than the price achieved if each purchase had been made separately.

6. When will I get a Statement and Share Certificate?

It is expected that a statement will be sent to you within 10 business days of the dividend payment date. This will show how many shares have been purchased for you, the date of purchase, the purchase price and the associated costs together with the carried forward cash balance. The actual cost of the shares (including the purchase commission and SDRT) will form your base cost for United Kingdom capital gains tax purposes.

If you hold your shares in 'certificated' form, you will receive a share certificate. Please note that these documents are posted at your risk.

If you hold your shares through the **"CREST"** system, shares will be credited to your CREST account and you will receive a CREST notification.

7. **What happens when money is left over after the shares have been bought?**

Any cash dividend remaining which was insufficient to purchase a whole share will be carried forward without interest and added to future dividends for reinvestment under the terms of the Plan. Any cash held on your behalf will be treated as client money, as described in the FSA Rules.

Upon withdrawal from the Plan, any residual cash balance of £3.00 or more will be sent to you by cheque on the payment date of the next dividend.

Further information is set out in section 13.

8. **How do I join in the Plan?**

If your shares are held in certificated form

Just complete and sign the Dividend Reinvestment Plan Application Form (**"Application"**) enclosed with this document and return it to the Plan Provider at the address stated on the form or, alternatively, apply online at **www.capitaregistrars.com.**

The Application must reach the Plan Provider (either by post or online) no later than 30 days prior to the dividend payment date. Applications to join the Plan received after that date will take effect from the next dividend.

If your shares are held in uncertificated form, please see CREST procedures below.

The Plan Provider may, at its discretion, and upon application in writing, permit a registered shareholder to reinvest the cash dividend payment on a lesser number of shares than the full holding where such a shareholder is acting on behalf of two or more beneficial owners. The remaining cash dividend will automatically be paid on the shares which are not included in the Plan. These elections will apply only to one dividend and a fresh Application must be given for each dividend.

The Plan Provider reserves the right not to accept an Application to join the Plan.

Once your Application to participate in the Plan has been accepted, future dividends will be reinvested under the Plan until such time as you withdraw from the Plan or the Plan is suspended or terminated in accordance with these Terms and Conditions.

CREST procedures

If you hold your ordinary shares in uncertificated form in CREST and will continue to do so at the record date for the relevant dividend, you may elect to participate in the Plan by means of the CREST procedures to effect such an election. If you are a CREST Personal Member, or other CREST Sponsored member, you should consult your CREST sponsor, who will be able to take the appropriate action on your behalf.

The CREST procedures require you to use the Dividend Election Input Message in accordance with the CREST Manual. The message should be correctly completed in order for a valid election to be made.

The Plan Provider reserves the right to treat as valid an election which is not complete in all respects.

A valid election made by means of Dividend Election Input Message will, to the extent it relates to shares held in uncertificated form at the record date for the relevant dividend, supersede all previous written elections made in respect of holdings in the same member account.

By inputting a Dividend Election Input Message as described above, you confirm your election to participate in the Plan in accordance with the details input and with the Terms and Conditions of the Plan as amended from time to time, and you appoint Capita IRG Trustees Limited or any successor administrator of the Plan as may be appointed from time to time as your agent to arrange the purchase of ordinary shares in accordance with such Terms and Conditions.

The shares purchased on your behalf pursuant to the Plan will be credited to your relevant CREST member account unless the Plan Provider from time to time determines that such shares shall be issued to you in certificated form.

You may only revoke an election which has been made by Dividend Election Input Message by utilising the CREST procedure for deletions described in the CREST Manual, unless the Plan Provider consents to a revocation in another form. The deletion will be valid in relation to the then current dividend only if the deletion is accepted, in accordance with the CREST procedures, by or on behalf of the Company prior to the deadline for receipt of withdrawals set out in these Terms and Conditions. It is recommended that you input any deletion message 24 hours in advance of this deadline to give the Company and the Plan Provider sufficient time to accept the deletion.

There is no facility to amend an election which has been made by Dividend Election Input Message; if you wish to change your election details, you must first delete the existing election as described above and then input a Dividend Election Input Message with the required new details.

It is possible to revoke previous written elections made in respect of your uncertificated holding to participate in the Plan (without having to make a new election) by means of the 'Non-CREST Election' and 'Deletion Request Status' fields in the Dividend Election Input Message in accordance with the procedures described in the CREST Manual. The deletion will be valid in relation to the then current dividend only if the deletion is accepted, in accordance with the CREST procedures, by the Plan Provider on behalf of the Company prior to the deadline for receipt of withdrawals set out in these Terms and Conditions. It is recommended that you input any deletion message 24 hours in advance of this deadline to give the Company and Plan Provider sufficient time to accept the deletion.

9. How can I withdraw from the Plan (including cancellation)?

If you are joining the Plan, you have a statutory right to cancel the Plan within 14 days (**"the Cancellation Period"**) after receipt by the Plan Provider of a satisfactorily completed Application, by sending the Plan Provider written notice to the address given in section 1. The notice must state that you want to exercise your statutory cancellation right. Cancellation will not apply to any transactions already started at the time the notice is received. There is no statutory right to cancel after expiry of the Cancellation Period but you may withdraw from the Plan at any time by sending the Plan Provider your notice of withdrawal. Your withdrawal must reach the Plan Provider no later than 30 days prior to the payment date for a dividend if the Plan is not to apply to that dividend.

If you hold your shares in certificated form and you sell or transfer your entire shareholding before the last date for the receipt of Plan elections for a particular dividend, your Plan membership will be cancelled. Any fractional cash balance remaining will be dealt with as detailed in these Terms and Conditions.

However, if your sale or transfer is registered between the last date for Plan elections and the payment date for a particular dividend, you will receive additional shares under the Plan in respect of that dividend.

If you hold your shares in uncertificated form, and you sell or transfer your entire shareholding, your Plan will be cancelled and any cash balance outstanding will be dealt with as detailed in Section 13. However, if your sale or transfer is registered between the record date and payment date for a particular dividend, you will receive additional shares under the Plan in respect of that dividend.

10. What are the tax implications?

If you are in any doubt as to your taxation position, whether in relation to the receipt of a dividend or arising from your purchase of shares pursuant to the Plan, you should contact an appropriate professional adviser. **Tax legislation can change from time to time.** Please note that there is the possibility that other taxes or costs may exist that are not paid through the Plan Provider or imposed by it.

You will be liable to income tax on dividends reinvested under the Plan as if you had received a cash dividend and arranged the purchase of additional shares yourself.

United Kingdom resident shareholders may, depending on their circumstances, be liable to capital gains tax on chargeable gains in respect of gains arising from a sale or other disposal of the shares. Shareholders resident in other jurisdictions should take their own local advice on the tax consequences of buying, holding, and disposing of shares.

11. Important note

The value of shares and the income from them can fall as well as rise and you may not recover the amount of money you invest. Past performance should not be seen as indicative of future performance. This arrangement should be considered as part of a diversified portfolio. No information provided in this document should be regarded as a recommendation or advice by the Company or the Plan Provider to buy, sell or hold shares. You should note that the price of shares may change significantly between the time you decide to join the Plan and the date the shares are purchased. If you are in any doubt as to the action you should take, please seek advice from a professional adviser who, if you are taking advice in the United Kingdom, is a stockbroker, bank manager, solicitor, accountant or other financial adviser authorised pursuant to the Financial Services and Markets Act 2000 ("FSMA").

12. Other terms and conditions of the Plan

All purchases of shares under the Plan will be made for you, on an Execution Only basis (in accordance with the FSA's rules).

The Plan Provider and its agents may effect transactions notwithstanding that they have a direct or indirect material interest or a relationship of any description with another party which may involve a conflict with its duty to Participants under the Plan. The Plan Provider will not be able to consult you about this but will try to ensure that the terms of any transaction are as favourable to you as those carried out with a third party at arm's length.

The Plan Provider is authorised to disclose any information regarding shareholders and their participation in the Plan to the Company, any relevant authority, or as required by such authority, whether by compulsion of law or not. The Plan Provider will not be liable for any disclosure made in good faith provided that the Plan Provider believes that such disclosure has been made in accordance with the foregoing requirements. All documents sent by post or electronic means are sent at your risk and neither the Plan Provider nor the nominated broker will be liable for any failure to receive any document. All communications in relation to the Plan will be in the English language.

The main business of the Plan Provider is the provision of trustee and ancillary services.

The operation of the Plan is subject always to the discretion of the Plan Provider. The Plan may be amended, suspended or terminated at any time. If the Plan is so amended, suspended or terminated, notice will be given to all Participants as soon as is reasonably practicable. In the event of required changes, due to statutory or regulatory changes, amendment may take place without notice. If you decide to participate in the Plan, you will be deemed to have agreed that any mandate which you may have given to the Plan Provider for the payment of cash dividends directly to your bank or building society account shall be suspended for so long as you remain a Participant in the Plan.

Where shares are held jointly by two or more shareholders, continued participation in the Plan by the survivor(s) may continue following the death of a shareholder at the Plan Provider's discretion.

The Plan Provider may, from time to time, modify or replace these Terms and Conditions (including the charges and fees) and will give you at least 30 days prior notice of any change that could affect your rights against the Plan Provider or liabilites to the Plan Provider. In particular the Plan Provider may vary these Terms and Conditions for the following reasons:

- **to comply with applicable laws and regulations;**

- **to reflect decisions of the Financial Ombudsman service;**
- **to comply with new industry guidance and codes of practice;**
- **to reflect changes in the Bank of England base rate, other specified market rates or indices or tax rates;**
- **to rectify errors, inaccuracies or ambiguities; or to take account of any corporate restructuring within the Capita group of companies; and**
- **to reflect alterations in the scope and nature of the service or alterations to the Plan Provider's system capabilites provided to you under these Terms and Conditions resulting from the changes reasonably requested by the Company or alterations to our system capabilities or administration procedures.**

If you have received the Plan Provider's written notice and do not agree with the proposed changes, you may terminate the Agreement at any time without charge (see section 9 above). Any change will be deemed to have been accepted by you if you have already instructed the Plan Provider to trade on your behalf after the change has taken effect.

13. Client Money

Any money held for you by the Plan Provider is classified as Client Money (in accordance with the FSA's rules) and will be held with money held for other Participants in a client bank account with an approved bank as required by the FSA. The money will not be used by the Plan Provider in any transactions other than those required by the Participant in accordance with the terms of the Plan. Client Money will be pooled with that held on behalf of other Participants and will not accrue interest at any time. It should be noted that, whilst the cash balance for each Participant will be recorded separately, should there be a default or failure of any person (other than the Participant) such as, but not limited to, either the Plan Provider or a bank which results in a Pooling Event (as defined by the FSA), all Client Money bank accounts held by the Plan Provider may be pooled. The funds may then be distributed on a pro rata basis to all participants which could result in each Participant receiving less back than that which is held on their behalf before such an event. Money will cease to be Client Money when it is paid to, or to the order of, the Participant or to the designated charity. However the Plan Provider is obliged to continue to treat as Client Money any sums drawn in favour of or to the order of the Participant by cheque or other payable order until this is presented and paid by the Plan Provider's bank.

Any cash balance of £3.00 or over will be returned to you in any of the following circumstances:

- **if you withdraw from the Plan;**
- **if you sell or transfer your entire shareholding;**
- **if the Plan Provider receives proper notice of a Participant's bankruptcy or mental incapacity; or**
- **if the Plan Provider receives proper notice of a corporate shareholder who is a Participant being placed in liquidation.**

If the Plan Provider receives proper notice of a sole shareholder's death, any cash balance of £3.00 or over will be returned to the deceased's estate.

Any cash balance of £2.99 or less will be donated to a registered charity of the Plan Provider's choice if any of the events described above occur.

Any balance due to a Participant which is unclaimed after six years will cease to be treated as Client Money and will be retained by the Plan Provider subject to it having taken reasonable steps to locate you and to give you at least 28 days' notice of this eventuality. The Plan Provider undertakes to make good any valid claim which may subsequently be made against any balances retained in this way and reserves the right to request such evidence as it feels necessary to confirm the identity of the person claiming these funds in order to validate any claim prior to settlement in respect of funds so removed from the Client Money account and will not be liable for any losses or claims for interest whatsoever.

14. Client Classification

Each Participant will for the purposes of the FSMA be classified as a Private Customer. These Terms and Conditions and the Application will, for the purposes of satisfying the FSMA, be regarded as the Terms of Business and any person so applying to join the Plan agrees to be bound by these.

15. Data Protection

The Data Protection Act 1998 provides protection to individuals by governing, amongst other things, the way in which personal information is held and used.

Individuals are also afforded rights of access to such information held about them.

The Plan Provider hereby warrants that it will comply with its notification obligations under the Data Protection

(Notification and Notification Fees) Regulations 2000 and that it will protect your personal information in accordance with the principles of the Data Protection Act 1998 as amended.

By becoming a Participant in the Plan, you agree that the Plan Provider may:

- keep personal details which you or others give it, and any information the Plan Provider knows from running your account on a database, and use such information to carry out the services described in these Terms and Conditions; and
- disclose information concerning you to the Company; to CRESTCo Limited (if entitled to such information) which may disclose the information to regulatory, tax or governmental authorities as appropriate; to any person with legal, administrative or regulatory power over the Plan Provider in respect of the Plan Administration; to any replacement Plan Provider; to the broker; or to affiliated companies of the Plan Provider who are involved in carrying out functions related to the Plan Administration including such affiliated companies which are outside of the EEA in countries which do not have similar protections in place regarding your information and its use.

Under the Data Protection Act 1998, you are entitled, on payment of a fee, to a copy of the information we hold about you. If you believe that any information held about you is incorrect or incomplete, you may also request that it be completed or corrected. Please address any requests for information under this clause to the senior manager: Dividend Reinvestment Plans, Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

16. Assignment and sub-contracting

You cannot assign any of your rights in the Plan. The Plan Provider may assign its duties to any affiliate within the Plan Provider's group, provided that such affiliate has obtained all authorisations necessary to become the administrator of the Plan. If the new administrator writes to you confirming that it will undertake the duties of Plan Provider, the existing Plan Provider will cease to have any duties and obligations in respect to the Plan.

The Plan Provider may also choose to delegate or sub-contract any of its duties to an affiliate within the Plan Provider's group. In such case, the Plan Provider will

remain responsible for the performance of its duties under these Terms and Conditions.

17. Force Majeure

The Plan Provider will not be liable for any losses or expenses suffered by you as a result of a delay or failure due to circumstances beyond its reasonable control (for example, because of failure of its or another person's computer systems or telecommunications links or overriding emergency procedures or industrial disputes, strikes, postal delays, war or terrorism). The Plan Provider will, where possible, take such reasonable steps as it can to bring those circumstances to an end.

18. Limitation on liability

Where the Plan is suspended or terminated, the Plan Provider will suspend or cease its performance, and neither the Plan Provider nor any of its agents will have any liability in respect thereof.

The Plan Provider accepts no liability for any loss resulting from a delay in taking action where such delay is caused by your delay or failure to provide information, materials or data reasonably requested by the Plan Provider or regulatory authorities.

The Plan Provider accepts no liability for any loss of profits, opportunity or goodwill, or any type of special, incidental, indirect or consequential damage or loss suffered by you.

The Plan Provider is not acting as agent for the Company and is not responsible for any acts or omissions by the Company or those of the Company's agents.

The Plan Provider will not be required to expend or risk its own funds in buying shares or otherwise incur any financial liability in the performance of any of its duties.

Nothing in these Terms and Conditions shall exclude any liability which is necessary under the FSA rules, and to the extent that the FSA or other law rules require that the Plan Provider is liable for any matter, these Terms and Conditions shall be read accordingly.

19. Governing law

This document and all dealings in relation to the Plan are governed by English law. The English courts will have exclusive jurisdiction to decide on any matters relating to the Plan.

These Plan Terms and Conditions together with the application constitute the entire and only agreement

between you and the Plan Provider relating to the provision of the Plan and supersede any previous agreements or representations in respect of the Plan.

20. Complaints

If you think that you have reason to make a complaint, please write in the first instance to:

Dividend Reinvestment Plans
Capita IRG Trustees Limited
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England

Your complaint will be fully investigated and a full resolution sought. If you remain dissatisfied, you may complain to the Financial Ombudsman Service, South Quay Plaza, 183 Marsh Wall, London, E14 9SR.

The Plan Provider's complaints procedure is available upon request, but a copy will be provided automatically to you in the event of a complaint being received.

The Plan Provider is a member of the Financial Services Compensation Scheme ("the Scheme") established under the FSMA. You may be entitled to compensation from the Scheme if the Plan Provider cannot meet its obligations. This depends on the type of business and the circumstances of the claim.

Most types of investment business are covered for 100% of the first £30,000 and 90% of the next £20,000 so the maximum compensation is £48,000. The amounts of compensation may be changed from time to time and you should check your entitlement with the Scheme. A leaflet with further details is available on request from the Scheme.

Call the Scheme's Helpline on **020 7892 7300**, log on to the Scheme's website at **www.fscs.org.uk** or write to the Financial Services Compensation Scheme, 7th Floor Lloyds Chambers, Portsoken Street, London E1 8BN.

March 2007

Capita IRG Trustees Limited is authorised and regulated by the Financial Services Authority (FSA Register number 1841 13). Registered in England No: 2729260.
Registered office: The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England.
Part of The Capita Group Plc.
www.capitaregistrars.com

The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: 0870 162 3181

email: shares@capitaregistrars.com
www.capitaregistrars.com

REQUEST FOR PAYMENT OF INTEREST OR DIVIDENDS

COMPASS GROUP

PLEASE COMPLETE IN BLOCK CAPITALS WITH EITHER BLUE OR BLACK INK
SEE GUIDANCE NOTES OVERLEAF

Name of company in which shares are held

COMPASS GROUP PLC

Investor code (e.g. 00000099999)

This can be found on your share certificate or tax voucher.

1 Full name and address of the first named holder

Where shares are in the name of a deceased holder, instructions signed by the Executor(s) or Administrator(s) should indicate the name of the deceased.

First Named Holder

Address

Account Designation (if any)

Maximum of 8 digits

Postcode

Daytime Telephone number (in the event of a query)

2 Full name(s) of other holders (including deceased if applicable)

Second Named Holder

Third Named Holder

Fourth Named Holder

Name of deceased (if applicable)

3 Signatures of shareholder(s)

The registrar reserves the right to require additional confirmation of the signature(s).

First Named Holder

Second Named Holder

Third Named Holder

Fourth Named Holder

In the case of corporate bodies, signatories should state their representative capacity (e.g. director).

4 Name and address of bank, building society or person

Please pay future interest or dividends for the above company directly to the following or to any other bank/building society which that organisation may instruct.

Name of institution/person you wish to pay your dividends to

Account Name

Address

Branch Sort Code

Account Number

Building Society reference/roll number (if applicable)

Postcode

5 Stamp of bank or building society

If the holder is a corporate body the stamp of the bank or building society is required. For personal shareholders the stamp is required where payment is being made other than to the sole or first-named holder. The branch stamp is required, to confirm that the signature(s) in box 3 is that of the shareholder(s) and/or authorised signatory.

Note:

Payment in accordance with these instructions discharges the company and registrar from any further liability.

DM0402

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288a – Appointment of Gary Green as a director of Compass Group PLC (January 1, 2007).
2. Companies Form No. 169 – Return by a company purchasing 1,360,000 of its own shares for cancellation (January 3, 2007).
3. Companies Form No. 169 – Return by a company purchasing 2,860,000 of its own shares for cancellation (January 3, 2007).
4. Companies Form No. 88(2) – Return of allotment of 18,000 shares (January 8, 2007).
5. Companies Form No. 88(2) – Return of allotment of 47,188 shares (January 8, 2007).
6. Companies Form No. 88(2) – Return of allotment of 2,549 shares (January 8, 2007).
7. Companies Form No. 88(2) – Return of allotment of 18,750 shares (January 8, 2007).
8. Companies Form No. 88(2) – Return of allotment of 10,000 shares (January 8, 2007).
9. Companies Form No. 88(2) – Return of allotment of 50,500 shares (January 8, 2007).
10. Companies Form No. 88(2) – Return of allotment of 668 shares (January 8, 2007).
11. Companies Form No. 88(2) – Return of allotment of 163 shares (January 8, 2007).
12. Companies Form No. 88(2) – Return of allotment of 136,921 shares (January 8, 2007).
13. Companies Form No. 88(2) – Return of allotment of 10,500 shares (January 11, 2007).
14. Companies Form No. 88(2) – Return of allotment of 52,406 shares (January 11, 2007).
15. Companies Form No. 88(2) – Return of allotment of 83,243 shares (January 11, 2007).

16. Companies Form No. 88(2) – Return of allotment of 750 shares (January 11, 2007).

17. Companies Form No. 88(2) – Return of allotment of 9,250 shares (January 11, 2007).

18. Companies Form No. 169 – Return by a company purchasing 1,385,000 of its own shares for cancellation (January 11, 2007).

19. Companies Form No. 169 – Return by a company purchasing 3,030,000 of its own shares for cancellation (January 11, 2007).

20. Companies Form No. 169 – Return by a company purchasing 3,500,000 of its own shares for cancellation (January 18, 2007).

21. Companies Form No. 169 – Return by a company purchasing 1,565,000 of its own shares for cancellation (January 18, 2007).

22. Companies Form No. 88(2) – Return of allotment of 6,012 shares (January 24, 2007).

23. Companies Form No. 88(2) – Return of allotment of 12,500 shares (January 24, 2007).

24. Companies Form No. 88(2) – Return of allotment of 78 shares (January 24, 2007).

25. Companies Form No. 88(2) – Return of allotment of 957 shares (January 24, 2007).

26. Companies Form No. 88(2) – Return of allotment of 38,750 shares (January 24, 2007).

27. Companies Form No. 88(2) – Return of allotment of 850 shares (January 24, 2007).

28. Companies Form No. 88(2) – Return of allotment of 390,000 shares (January 24, 2007).

29. Companies Form No. 88(2) – Return of allotment of 622 shares (January 24, 2007).

30. Companies Form No. 88(2) – Return of allotment of 8,250 shares (January 24, 2007).

31. Companies Form No. 88(2) – Return of allotment of 5,910 shares (January 24, 2007).

32. Companies Form No. 88(2) – Return of allotment of 6,290 shares (January 24, 2007).

33. Companies Form No. 88(2) – Return of allotment of 5,910 shares (January 24, 2007).

34. Companies Form No. 169 – Return by a company purchasing 2,100,000 of its own shares for cancellation (January 25, 2007).

35. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (January 25, 2007).

36. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 2, 2007).

37. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation ((February 2, 2007).

38. Companies Form No. 88(2) – Return of allotment of 2,462 shares (February 9, 2007).

39. Companies Form No. 88(2) – Return of allotment of 9,860 shares (February 9, 2007).

40. Companies Form No. 88(2) – Return of allotment of 1,250 shares (February 9, 2007).

41. Companies Form No. 88(2) – Return of allotment of 92,500 shares (February 9, 2007).

42. Companies Form No. 88(2) – Return of allotment of 955 shares (February 9, 2007).

43. Companies Form No. 88(2) – Return of allotment of 850 shares (February 9, 2007).

44. Companies Form No. 88(2) – Return of allotment of 10,281 shares (February 9, 2007).

45. Companies Form No. 88(2) – Return of allotment of 5,250 shares (February 9, 2007).

46. Companies Form No. 88(2) – Return of allotment of 12,000 shares (February 9, 2007).

47. Companies Form No. 88(2) – Return of allotment of 1,544 shares (February 9, 2007).

48. Companies Form No. 88(2) – Return of allotment of 1,995 shares (February 9, 2007).

49. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 15, 2007).

50. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 15, 2007).

51. Compass Group PLC – Copy of Relevant Resolutions passed at the Company's AGM 2007 (February 16, 2007).

52. Companies Form 288b – Resignation of Peter Cawdron as a director of Compass Group PLC (February 16, 2007).

53. Companies Form 288a – Appointment of Sir James Crosby as a director of Compass Group PLC (February 17, 2007).

54. Companies Form 288a – Appointment of Tim Parker as a director of Compass Group PLC (February 17, 2007).

55. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (February 22, 2007).

56. Companies Form No. 169 – Return by a company purchasing 2,800,000 of its own shares for cancellation (February 22, 2007).

57. Companies Form No. 169 – Return by a company purchasing 2,800,000 of its own shares for cancellation (March 8, 2007).

58. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 8, 2007).

59. Companies Form No. 88(2) – Return of allotment of 6,194 shares (March 15, 2007).

60. Companies Form No. 88(2) – Return of allotment of 850 shares (March 15, 2007).

61. Companies Form No. 88(2) – Return of allotment of 7,000 shares (March 15, 2007).

62. Companies Form No. 88(2) – Return of allotment of 4,605 shares (March 15, 2007).

63. Companies Form No. 88(2) – Return of allotment of 3,500 shares (March 15, 2007).

64. Companies Form No. 88(2) – Return of allotment of 357,500 shares (March 15, 2007).

65. Companies Form No. 88(2) – Return of allotment of 4,202 shares (March 15, 2007).

66. Companies Form No. 88(2) – Return of allotment of 23,105 shares (March 15, 2007).

67. Companies Form No. 88(2) – Return of allotment of 10,303 shares (March 15, 2007).

68. Companies Form No. 88(2) – Return of allotment of 38,328 shares (March 15, 2007).

69. Companies Form No. 88(2) – Return of allotment of 22,500 shares (March 15, 2007).

70. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 15, 2007).

71. Companies Form No. 169 – Return by a company purchasing 2,900,000 of its own shares for cancellation (March 15, 2007).

72. Companies Form No. 169 – Return by a company purchasing 3,000,000 of its own shares for cancellation (March 22, 2007).

73. Companies Form No. 169 – Return by a company purchasing 2,890,000 of its own shares for cancellation (March 23, 2007).

74. Companies Form No. 88(2) – Return of allotment of 6,366 shares (March 26, 2007).

75. Companies Form No. 88(2) – Return of allotment of 13,660 shares (March 26, 2007).

76. Companies Form No. 88(2) – Return of allotment of 4,070 shares (March 26, 2007).

77. Companies Form No. 169 – Return by a company purchasing 2,320,000 of its own shares for cancellation (April 10, 2007).

78. Companies Form No. 169 – Return by a company purchasing 2,000,000 of its own shares for cancellation (April 10, 2007).

79. Companies Form No. 88(2) – Return of allotment of 11,850 shares (April 12, 2007).

80. Companies Form No. 88(2) – Return of allotment of 4,281 shares (April 12, 2007).

81. Companies Form No. 88(2) – Return of allotment of 11,470 shares (April 12, 2007).

82. Companies Form No. 88(2) – Return of allotment of 326 shares (April 12, 2007).

83. Companies Form No. 88(2) – Return of allotment of 654 shares (April 12, 2007).

84. Companies Form No. 88(2) – Return of allotment of 740 shares (April 12, 2007).

85. Companies Form No. 88(2) – Return of allotment of 208 shares (April 12, 2007).

86. Companies Form No. 88(2) – Return of allotment of 4,750 shares (April 12, 2007).

87. Companies Form No. 288c – Change of Residential Address to a Service Address of Richard Cousins as a Director of the Company (April 17, 2007).

88. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 19, 2007).

89. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 19, 2007).

90. Companies Form No. 88(2) – Return of allotment of 2,550 shares (April 20, 2007).

91. Companies Form No. 88(2) – Return of allotment of 19,480 shares (April 20, 2007).

92. Companies Form No. 88(2) – Return of allotment of 910 shares (April 20, 2007).

93. Companies Form No. 88(2) – Return of allotment of 733,500 shares (April 20, 2007).

94. Companies Form No. 88(2) – Return of allotment of 2,936 shares (April 20, 2007).

95. Companies Form No. 88(2) – Return of allotment of 112,775 shares (April 20, 2007).

96. Companies Form No. 88(2) – Return of allotment of 69,100 shares (April 20, 2007).

97. Companies Form No. 88(2) – Return of allotment of 21,500 shares (April 20, 2007).

98. Companies Form No. 88(2) – Return of allotment of 11,250 shares (April 20, 2007).

99. Companies Form No. 88(2) – Return of allotment of 157,995 shares (April 20, 2007).

100. Companies Form No. 88(2) – Return of allotment of 2,639 shares (April 20, 2007).

101. Companies Form No. 88(2) – Return of allotment of 5,000 shares (April 20, 2007).

102. Companies Form No. 88(2) – Return of allotment of 13,700 shares (April 20, 2007).

103. Companies Form No. 88(2) – Return of allotment of 850 shares (April 20, 2007).

104. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 26, 2007).

105. Companies Form No. 169 – Return by a company purchasing 1,500,000 of its own shares for cancellation (April 26, 2007).

106. Companies Form No. 88(2) – Return of allotment of 140,009 shares (May 11, 2007).

107. Companies Form No. 88(2) – Return of allotment of 40,650 shares (May 11, 2007).

108. Companies Form No. 88(2) – Return of allotment of 9,850 shares (May 11, 2007).

109. Companies Form No. 88(2) – Return of allotment of 80,045 shares (May 11, 2007).

110. Companies Form No. 88(2) – Return of allotment of 3,700 shares (May 11, 2007).

111. Companies Form No. 88(2) – Return of allotment of 850 shares (May 11, 2007).

112. Companies Form No. 88(2) – Return of allotment of 17,500 shares (May 11, 2007).

113. Companies Form No. 88(2) – Return of allotment of 190,050 shares (May 11, 2007).

114. Companies Form No. 88(2) – Return of allotment of 5,666 shares (May 11, 2007).

115. Companies Form No. 88(2) – Return of allotment of 2,100 shares (May 11, 2007).

116. Companies Form No. 88(2) – Return of allotment of 1,250 shares (May 11, 2007).

117. Companies Form No. 88(2) – Return of allotment of 796 shares (May 11, 2007).

118. Companies Form No. 88(2) – Return of allotment of 88,625 shares (May 11, 2007).

119. Companies Form No. 88(2) – Return of allotment of 25,460 shares (May 11, 2007).

120. Companies Form No. 88(2) – Return of allotment of 50,420 shares (May 11, 2007).

121. Companies Form No. 88(2) – Return of allotment of 7,440 shares (May 11, 2007).

122. Companies Form No. 88(2) – Return of allotment of 17,100 shares (May 11, 2007).

123. Companies Form No. 88(2) – Return of allotment of 538 shares (May 11, 2007).

124. Companies Form No. 88(2) – Return of allotment of 2,055 shares (May 11, 2007).

125. Companies Form No. 88(2) – Return of allotment of 20,820 shares (May 11, 2007).

DATACARE SOFTWARE GROUP

RECEIVED

2007 JUN 12 A 9:27

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 1	2 0 0 7	†Date of Birth	3 0	0 3	1 9 5 7

Appointment form

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Gary Richard

Surname: Green

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: 3608 Hampton Manor Drive

Post town: Charlotte Postcode: NC28226

County / Region: Country: United States

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): NO OTHER RELEVANT DIRECTORSHIPS

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 5|1|2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 5|1|2007

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

Company Number 4083914

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

82-5161

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies A[illegible]5

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company [illegible]

408391[illegible]

Please do not write in the [illegible] below. Fo[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the ab[illegible] as follows:

Class of shares	Ordinary	Ordinary	Or[illegible]
Number of shares purchased	460,000	200,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19.12.06	20.12.06	21.12.06
Maximum prices paid § for each share	292.6923p	293.8060p	294.5785p
Minimum prices paid § for each share	292.6923p	293.8060p	294.5785p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,996,046.08
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 19,985

Signed [signature] Designation ‡ Deputy Company Secretary Date 3/1/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Gerry Absalom
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

...is form is delivered to Companies House it must be "stamped" by HM Revenue & ...oms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

82-5161

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 408391[illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	[illegible],000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	22.12.06	27.12.06	28.12.06
Maximum prices paid § for each share	292.7134p	292.5010p	288.8752p
Minimum prices paid § for each share	292.7134p	292.5010p	288.8752p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,336,470.72
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 41,685.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 3/1/2007

Presenter's name address and reference (if any):

Gerry Absalom
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

is form is delivered to Companies House it must be "stamped" by HM Revenue & oms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

RECEIVED

2007 JUN 12 A

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 18,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House

— for the record —

RECEIVED

2007 JUL 12 A

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	28	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	47188		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 47,188
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2549		
Nominal value of each share	£0.1		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR SANTOKH MATHAROO Address 19 DITTON ROAD, SOUTHALL, MIDDLESEX UK Postcode UB2 5RZ	Class of shares allotted ORDINARY	Number allotted 2,549
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:38

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	18750		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 18,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	£0.1		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50500		
Nominal value of each share	£0.1		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 50,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
02	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	668		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MR LARS MARTEN BOQUIST Address TELLUSVAGEN 10, 74340 STORVRETA, SWEDEN UK Postcode	ORDINARY	26
Name MR ANTONIO PEREZ GUTIERREZ Address AVENIDA DE AMERICA 159, 35250 INGENIO, LAS PALMAS DE GRAN CANARIAS, SPAIN UK Postcode	ORDINARY	642
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	03 01 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	163		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name MS JOANNE COOK	Class of shares allotted	Number allotted
Address 27A FLEET ROAD,	ORDINARY	67
SOUTH BENFLEET, BENFLEET, ESSEX		
UK Postcode SS7 5JL		
Name MRS CHRISTINE LAXTON	Class of shares allotted	Number allotted
Address 21 WESTFIELD ROAD,	ORDINARY	96
BRUNDALL, NORWICH		
UK Postcode NR13 5LF		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX numbe

Telephone 01932-574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 9:33

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	136921		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	671
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON	ORDINARY	136,250
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 10,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

Telephone 01932-574225

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	52406		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 52,406
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

Telephone 01932-574225

DX number

Registration Number 4083914   ORDINARY SHARES OF 10P EACH Issued on 14-DEC-2006

Name and Address of Shareholder		Holding
MR CHRISTOPHE AKOUE	14 SAPPHIRE CLOSE SITTINGBOURNE KENT ME10 5JG	452
MR AKBAR ALI	16 AVON PLACE READING RG1 3LA	372
MISS JEANNINE CAROLINE BLACK	31 MIDDLETON CLOSE PARKWOOD RAINHAM GILLINGHAM KENT ME8 9LN	1,356
MR BARRY MICHAEL BROWN	6 THE RIDGEWAY FLITWICK BEDFORD MK45 1DH	504
MR ANDREW PETER BULL	12 SANDSTONE CLOSE CALVERT BUCKINGHAM MK18 2FF	2,260
MS JUNE CAMPBELL	18 HAYLOT SQUARE BATHMILL LANCASHIRE LA1 3QH	1,986
MR NURUL CHISTY	73 BURY ROAD WOOD GREEN LONDON N22 6HS	1,580
MISS SHARON BRIGET CLEMENTS	136 SHAFTESBURY AVENUE SOUTH HARROW MIDDLESEX HA2 0AW	452
MR STUART COOMBS	14 MANOR DRIVE SHARESHILL WOLVERHAMPTON WV10 7LG	803
MR PETER FLYNN	3 WESTLANDS SEATON SLUICE WHITLEY BAY TYNE AND WEAR NE26 4HL	1,061
MR DARREN FORDE	10 LANGLEY PARK ROAD IVER BUCKINGHAMSHIRE SL0 9QN	2,260
MISS CHARLOTTE GALE	3 LLYS Y WERN SYCHDYN MOLD CLWYD CH7 6BJ	172

COMPASS GROUP PLC

Registration Number 4083914

ORDINARY SHARES OF 10P EACH Issued on 14-DEC-2006

Name and Address of Shareholder		Holding
MRS GAIL GIBBARD	BLENHEIM APIARY CROUGHTON BRACKLEY NORTHANTS NN13 5LD	461
MR RAHEEM GUL	133 WHITEHALL ROAD BORDESLEY GREEN BIRMINGHAM B9 5EN	363
MRS AISLING ELIZABETH HARPER	7 PEINCHORRAN ROSELAND BRAE ERSKINE RENFREWSHIRE PA8 7EX	174
MISS DEBBIE HARRISON	15 ROYDS CLOSE HARTFORD NORTHWICH CHESHIRE CW8 1ND	687
MISS CATHERINE HOCKING	22 SHERINGHAM AVENUE THORNTON-CLEVELEYS LANCASHIRE FY5 3AD	1,808
MR DAVID HONYCHURCH	WILDERNESS WATERMAN QUARTERS HEADCORN ASHFORD KENT TN27 9JJ	2,260
MS JEONG NAM JEONG	33 KINGSLEY ROAD WIMBLEDON LONDON SW19 8HF	916
MISS PATRICIA KEAVENEY	29 BALMORAL GARDENS WEST EALING LONDON W13 9UA	1,808
MRS STEPHANIE KNIGHT	8 LITTLEBURY GARDENS COLCHESTER CO2 8TB	987
MISS EMILIE LAROCHE	68A MOUNTGROVE ROAD HIGHBURY LONDON N5 2LT	904
MRS KAREN MALLETT	78 UNDERDOWN ROAD SOUTHWICK BRIGHTON BN42 4HL	706
MS VERONIQUE ORNECH	10 HAWTHORN CLOSE ABBOTS LANGLEY HERTFORDSHIRE WD5 0SR	1,061

Return of Allotment

COMPASS GROUP PLC

Registration Number 4083914   ORDINARY SHARES OF 10P EACH Issued on 14-DEC-2006

Name and Address of Shareholder		Holding
MR DENNIS PARKES	160 PROSSER STREET PARK VILLAGE WOLVERHAMPTON WV10 9AU	568
MR HAROLD PATTERSON	45 CARLYLE CRESCENT CASTLEFORD WEST YORKSHIRE WF10 3AX	2,504
MRS JULIE PHILLIS	51 CHURCH PATH DEAL KENT CT14 9TH	1,136
MR ROBERT PHILLIS	51 CHURCH PATH DEAL KENT CT14 9TH	2,399
MR MARTIN POINTON	29 BURNHAM ROAD CHURCH FARM GARDENS WESTCOTT AYLESBURY BUCKINGHAMSHIRE HP18 0PL	2,260
R HAMZA POPTANI	113 REGINALD STREET LUTON LU2 7RB	568
R ROBERT PRYNN	14 TUFFNELLS WAY HARPENDEN HERTFORDSHIRE AL5 3HQ	2,260
R ASHOK RAJ	24 BRENT ROAD SOUTHALL MIDDLESEX UB2 5JX	445
RS EVELYN REID	15 THOMSON CRESCENT PORT SETON PRESTONPANS EAST LOTHIAN EH32 0AN	271
ISS KELLY RHODES	45 ST ALBAN ROAD LEEDS LS9 6LA	461
RS VERA RHODSE	45 ST ALBANS ROAD LEEDS LS9 6LA	2,309
R AIDEN FRANCIS ROSE	36 SELLINCOURT ROAD LONDON SW17 9RY	2,260
RS TERRY CLARE SMITH	34 KENT STREET CF11 7DL	2,260

Registration Number 4083914

ORDINARY SHARES OF 10P EACH Issued on 14-DEC-2006.

Name	Address of Shareholder	Holding
MRS PATRICIA ANN SPARKES	14 DENTON CLOSE LUTON BEDFORDSHIRE LU4 0XG	1,069
MISS FIONA STUBBINGS	122 BELLS LANE STRELLEY NOTTINGHAM NG8 6DW	427
MRS YUEN CHUN TANG	31 BLATCHINGTON ROAD SEAFORD EAST SUSSEX BN25 2AF	395
MR DAVID TAYLOR	3 THE CHANTRELLES ANGMERING LITTLEHAMPTON WEST SUSSEX BN16 4GR	2,260
MR GRAHAM VARLEY	23 MORRIS DRIVE KINGSTON HILL STAFFORD ST16 3YE	901
MRS ALKA WELINKAR	6 KILBERRY CLOSE ISLEWORTH MIDDLESEX TW7 4LZ	2,260

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:53

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	83243		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name HSDL NOMINEES LIMITED Address PARTICIPANT ID 33X24 TRINITY ROAD, HALIFAX UK Postcode HX1 2RG	Class of shares allotted ORDINARY ORDINARY	Number allotted 82,843 400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

Telephone 01932-574225

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	750		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name	VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	750
	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode	E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

DX number

Telephone 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 9,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/01/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House, Guildford Street,
Chertsey, Surrey
KT16 9BQ

Telephone 01932-574225

DX number

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

J21/1 255

08 16/1/07

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	425,000	520,000	440,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	02.01.07	03.01.07	05.01.07
Maximum prices paid § for each share	290.7188p	292.8261p	293.6009p
Minimum prices paid § for each share	290.7188p	292.8261p	293.6009p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,050,094.58
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 20,255.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 11/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue and Customs

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
408391

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	530,000	1,500,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	08.01.07	09.01.07	10.01.07
Maximum prices paid § for each share	295.8432p	292.6230p	291.8672p
Minimum prices paid § for each share	295.8432p	292.6230p	291.8672p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,875,985.96
Stamp Duty is payable on the aggregate amount at the rate of $^{1}/_{2}$% rounded up to the nearest multiple of £5	£ 44,380.00

RECEIVED
2007 JAN 12 A 8:

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date. 11/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section
Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

£51 435 - TR

169

CHV/P000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,500,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.01.07	12.01.07	15.01.07
Maximum prices paid § for each share	294.7008p	293.5936p	293.5260p
Minimum prices paid § for each share	294.7008p	293.5936p	293.5260p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 10,286,172.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 51,435.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham. Designation ‡ Deputy Company Secretary Date 18/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

£23815 – TR

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in th... For H... Customs ...

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	65,000	1,000,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16.01.07	17.01.07	18.01.07
Maximum prices paid § for each share	293.9470p	303.5789p	307.1154p
Minimum prices paid § for each share	293.9470p	303.5789p	307.1154p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 4,762,431.55
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 23,815.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 18/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 9

OFFICE OF THE CORPORATE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	20	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6012		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR PETER ALDRICH	Class of shares allotted	Number allotted
Address 25 STOKE PARK ROAD, BRISTOL	ORDINARY	697
UK Postcode BS9 1JF		
Name MRS RITA PAUL	Class of shares allotted	Number allotted
Address 1 ARRETON SQUARE, RUSHOLME, MANCHESTER	ORDINARY	592
UK Postcode M14 5AU		
Name MRS MARION SAMPAT	Class of shares allotted	Number allotted
Address 23 THE DROVE, HORTON HEATH, EASTLEIGHT, HAMPSHIRE	ORDINARY	2,463
UK Postcode SO50 7NX		
Name MRS SUSAN W TOPPS	Class of shares allotted	Number allotted
Address 20 WESTWAY, NAILSEA, BRISTOL	ORDINARY	2,260
UK Postcode BS48 2NA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	12,500
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-01-07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	78		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 78
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

RECEIVED

2007 JUN 12 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	12	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	957		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED Address: PARTICIPANT ID 33X24 TRINITY ROAD, HALIFAX UK Postcode: HX1 2RG	Class of shares allotted ORDINARY	Number allotted 957
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	38750		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 38,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ
DDI: 01932-574225

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-01-07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED
2007 JAN 12 A 8:31

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	390000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E 1 4 5 L B	Class of shares allotted ORDINARY	Number allotted 390,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-01-07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	622		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR CRAIG WILLIAMS Address 6 MARGARY CLOSE, MOSSE GARDENS, CHICHESTER, WEST SUSSEX UK Postcode PO19 3SD	Class of shares allotted ORDINARY	Number allotted 622
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ
DDI: 01932-574225

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 8,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24.01.07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ
DX number
DDI: 01932-574225

Companies House
— for the record —

RECEIVED

2007 JAN 12 A 8:32

88(2)

Return of Allotment of Shares

CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5910		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 5,910
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24·01·07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6290		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 6,290
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24·01·07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	01	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5910		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 5,910
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24.01.07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	700,000	700,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19.01.07	22.01.07	23.01.07
Maximum prices paid § for each share	305.9090p	310.5640p	311.6132p
Minimum prices paid § for each share	305.9090p	310.5640p	311.6132p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,496,603.40
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 32,485.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 25/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chersey
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHW/P000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

8/14 46190

Please do not write in the space below. For HM Revenue & Customs use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	24.01.07	25.01.07	26.01.07
Maximum prices paid § for each share	309.5468p	309.2400p	304.9783p
Minimum prices paid § for each share	309.5468p	309.2400p	304.9783p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,237,651.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 46,190.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 25/1/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

169

£46065 RECEIVED 2007 FEB 12 A 8:39

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 408391

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	29.01.07	30.01.07	31.01.07
Maximum prices paid § for each share	307.2670p	308.4583p	305.5100p
Minimum prices paid § for each share	307.2670p	308.4583p	305.5100p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,212,353.00
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 46,065.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 2/2/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

169

Return by a company purchasing its own shares

CHWP000

RECEIVED
£45650 – TR
2007 FEB 12 A 9:27

DB

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
408[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	01.02.07	02.02.07	05.02.07
Maximum prices paid § for each share	305.1583p	304.8900p	302.8709p
Minimum prices paid § for each share	305.1583p	304.8900p	302.8709p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,129,192.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,650.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 2/2/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2462		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name: MR FRANKLYN LEWIS LOCKER Address: 39 MARLBOROUGH ROAD, BREASTON, DERBY	UK Postcode DE72 3DD	Class of shares allotted: ORDINARY	Number allotted: 200
Name: MRS KIM SULLIVAN Address: 23 KENSINGTON CLOSE, HALTON VIEW, WIDNES, CHESHIRE	UK Postcode WA8 3BA	Class of shares allotted: ORDINARY	Number allotted: 2,262
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9860		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 9,860
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 09/02/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 1,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED
2007 JAN 12 A 8:41

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	92500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 92,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

A director / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	955		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS MICHAELA CLAYTON Address 5 SPARROW CROFT, GILLINGHAM, DORSET UK Postcode SP8 4GA	Class of shares allotted ORDINARY	Number allotted 955
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 8:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DDI: 01932-574225

DX number

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10281		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACQS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 10,281
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/08/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED
2007 JAN 12 A 9:50

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	5,250
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30 / 01 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	12000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 12,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 09/02/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1544		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR ANTHONY PIERS FOSTER Address 1 BARN END, WEALD STREET, BAMPTON, OXON UK Postcode OX18 2HL	Class of shares allotted ORDINARY	Number allotted 1,544
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:30

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1995		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR JAMES WILLIAM MURPHY Address 6 COPPICE GARDENS, CROWTHORNE, BERKSHIRE UK Postcode R G 4 5 6 E E	Class of shares allotted ORDINARY	Number allotted 418
Name MR RONALD BURSE Address 31 TETBURY DRIVE, WARNDON, WORCESTER UK Postcode W R 4 9 L G	Class of shares allotted ORDINARY	Number allotted 1,577
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09/02/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver.~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard
Group Reward Analyst
Compass Group PLC
Compass House
Guildford Street
CHERTSEY
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

169

NC-22/2/07

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Please do not write in the space below. For HM Revenue & Customs use only

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	06.02.07	07.02.07	08.02.07
Maximum prices paid § for each share	305.3500p	305.7850p	305.6250p
Minimum prices paid § for each share	305.3500p	305.7850p	305.6250p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,167,600.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 45,840.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 15/2/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

82-5161
N2|3

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Please do not write in the space below. For HM Revenue and Customs use only

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	09.02.07	12.02.07	13.02.07
Maximum prices paid § for each share	306.0750p	302.2250p	300.3750p
Minimum prices paid § for each share	306.0750p	302.2250p	300.3750p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,086,750.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,435.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Deputy Company Secretary Date 15/2/2007

Presenter's name address and reference (if any):

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid.
HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Compass Group PLC

Company Number 4083914

The Companies Act 1985 (as amended)
Company Limited by Shares
Ordinary & Special Resolutions

At the sixth Annual General Meeting of the members of Compass Group PLC duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 16 February 2007, Resolution 11 was passed as an Ordinary Resolution and Resolutions 12, and 13 were passed as Special Resolutions:

Ordinary Resolution Numbered 11

"That the power conferred on the directors by Article 11 of the Company's Articles of Association be renewed for a period expiring at the end of next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 15 May 2008 and for that period the section 80 amount is £68,700,000."

Special Resolution Numbered 12

"That subject to the passing of Resolution 11 above, the power conferred on the directors by Article 12 of the Company's Articles of Association be renewed for a period expiring at the end of next Annual General Meeting of the Company after the date on which this Resolution is passed or, if earlier, 15 May 2008 and for that period the section 89 amount is £10,300,000."

Special Resolution Numbered 13

"That the Company be generally and unconditionally authorised, pursuant to Article 58 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985, to make market purchases (within the meaning of section 163 of that Act) of ordinary shares of 10 pence each in the capital of the Company subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 206 million;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of: (A) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made; and (B) an amount equal to the higher of the price of the last independent trade and the

highest current independent bid as derived from the London Stock Exchange Trading System (SETS); and

(iv) this authority shall expire, unless previously renewed, varied or revoked by the Company, at the conclusion of the next Annual General Meeting of the Company or 15 August 2008, whichever is the earlier (except in relation to the purchase of ordinary shares, the contract for which was concluded prior to the expiry of this authority and which will or may be executed wholly or partly after the expiry of this authority)."

....

Andrew V Derham
Deputy Company Secretary
Date: 19 February 2007

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year
Date of termination of appointment	1 6	0 2	2 0 0 7

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Peter Edward Blackburn

Surname: Cawdron

	Day	Month	Year
†Date of Birth	1 9	0 7	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 17/2/2007

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004

DATACARE SOFTWARE GROUP

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	17	02	2007	†Date of Birth	14	03	1956

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Sir *Honours etc:

Forename(s): James Robert

Surname: Crosby

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Glendevon House, Howhill Road, Beckwithshaw

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Harrogate Postcode: HG3 1QJ

County / Region: North Yorkshire Country: England

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 17|2|2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 17|2|2007

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form May 2004

Company Number 4083914

† Directors only.

†Other directorships

ITV PLC

Queen Margaret's School, York Limited

The Financial Services Authority

Esure Holdings Limited, resigned on 31/07/2006

Esure Insurance Limited, resigned on 31/07/2006

First Alternative Holdings Limited, resigned on 31/07/2006

First Alternative Insurance Company Limited, resigned on 31/07/2006

Granada Limited, resigned on 10/06/2004

Halifax Group Limited, resigned on 31/07/2006

Halifax PLC, resigned on 31/07/2006

HBOS PLC, resigned on 31/07/2006

HBOS UK PLC, resigned on 20/09/2005

St. James's Place PLC, resigned on 31/05/2006

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

DATACARE SOFTWARE GROUP

288a

Please complete in typescript, or in bold black capitals.

CHFP029

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4083914

Company Name in full: Compass Group PLC

	Day	Month	Year
Date of appointment	17	02	2007
†Date of Birth	19	06	1955

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Timothy Charles

Surname: Parker

Previous Forename(s): Previous Surname(s):

†† Usual residential address: Southwood East, Apollo Rise

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: Farnborough Postcode: GU14 0JW

County / Region: Hampshire Country: England

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] Date: 15/5/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] Date: 15/5/2007

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham

Compass Group PLC, Compass House, Guildford Street, Chertsey,

England, KT16 9BQ Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form May 2004

G

Return by a company purchasing its own shares

POSTED 7/3

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For HM Revenue & Customs

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14.02.07	15.02.07	16.02.07
Maximum prices paid § for each share	302.0513p	301.6250p	306.8250p
Minimum prices paid § for each share	302.0513p	301.6250p	306.8250p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,105,013.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,530.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 22/2/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

169

CHWP000

Return by a company purchasing its own shares

7B

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	800,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	22.02.07	23.02.07	26.02.07
Maximum prices paid § for each share	311.3752p	306.0238p	305.8426p
Minimum prices paid § for each share	311.3752p	306.0238p	305.8426p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,609,665.60
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 43,050.00

Please do not write in the space below. For HM Revenue and Customs use only.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 22/2/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

CHWP000

£43,280

Please do not write in this margin

Pursuant to section 169 of the Comp...

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

Company number: 40839...

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the comp... section 162 of ... Act as follows:

Class of shares	Ordinar...	...nary	
Number of shares purchased	1,000,000	1,000,000	800,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	27.02.07	28.02.07	01.03.07
Maximum prices paid § for each share	306.4004p	308.8542p	312.8991p
Minimum prices paid § for each share	306.4004p	308.8542p	312.8991p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,655,738.80
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 43,280.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 8/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey,
Surrey KT16 9BQ

For official Use (11/06)

General Section | Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

82-5161
JAE 06/10

CHWP000

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

£45,725

Please complete legibly, preferably in black type, or bold block lettering

Please ... in the space below. For HM Revenue & Customs ...

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4083914

* insert full name of company

Name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	02.03.07	05.03.07	06.03.07
Maximum prices paid § for each share	308.4564p	303.4720p	302.5201p
Minimum prices paid § for each share	308.4564p	303.4720p	302.5201p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,144,485.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,725.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 8/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section
Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6194		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR GARRY CRAFT	Class of shares allotted	Number allotted
Address HOBB HOUSE, BANBURY ROAD,	ORDINARY	2,546
BLOXHAM, BANBURY, OXON		
UK Postcode OX15 4PD		
Name MRS JAYNE FISHWICK	Class of shares allotted	Number allotted
Address 17 GLADESIDE CLOSE,	ORDINARY	265
WALSALL		
UK Postcode WS4 1TQ		
Name MR ROBIN MORDEN	Class of shares allotted	Number allotted
Address THE END HOUSE, DONNEFIELD AVENUE,	ORDINARY	2,546
EDGEWARE, MIDDLESEX		
UK Postcode HA8 6RH		
Name MR JONATHAN ROBERT CASEY	Class of shares allotted	Number allotted
Address 155 WINDSOR ROAD,	ORDINARY	279
DENTON, MANCHESTER		
UK Postcode M34 2HH		
Name MRS SHEILA ELAINE JONES	Class of shares allotted	Number allotted
Address 18 MOAT COURT, COURT ROAD,	ORDINARY	558
ELTHAM, LONDON		
UK Postcode SE9 5CD		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

Return of Allotment of Shares

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day Month Year	09 02 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	850
	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode	E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX numb

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day Month Year	13 02 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 7,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss CM Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4605		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS VALERIE MULLINEUX	Class of shares allotted	Number allotted
Address 31 ABBOTSMEAD CLOSE, STRAWBERRY HILL, TWICKENHAM	ORDINARY	2,654
UK Postcode TW1 4RL		
Name MR GRAHAM JOHN SHEPPARD	Class of shares allotted	Number allotted
Address 271 OLD HEATH ROAD, COLCHESTER	ORDINARY	418
UK Postcode CO2 8DD		
Name MR SEAN JAMES MULLIGAN	Class of shares allotted	Number allotted
Address 46 GREAT MEADOW ROAD, BRADLEY STOKE, BRISTOL	ORDINARY	418
UK Postcode BS32 8DA		
Name MR MARK CHRISTOPHER LANE	Class of shares allotted	Number allotted
Address 44 SOUTH CROXTED ROAD, WEST DULWICH, LONDON	ORDINARY	418
UK Postcode SE21 8BD		
Name MR PETER RIGHINI	Class of shares allotted	Number allotted
Address 7 BALMORAL CLOSE, FERNHILL HEATH, WORCESTER	ORDINARY	697
UK Postcode WR3 7XQ		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted: ORDINARY	Number allotted: 3,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932-574225

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	357500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	ORDINARY	357,500
UK Postcode	E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4202		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS BALBIR PANESAR	Class of shares allotted	Number allotted
Address 12 KEVIN CLOSE, HOUSLOW	ORDINARY	2,546
UK Postcode TW4 7RX		
Name MR ALLAN RUDD	Class of shares allotted	Number allotted
Address 3 GREEN TERRACE, HUBBERSTON, MILFORD HAVEN, DYFED	ORDINARY	1,274
UK Postcode SA73 3PT		
Name MRS SARAH LOUISE YOUNG	Class of shares allotted	Number allotted
Address WATERFALL FARM, HAMBROOK, BRISTOL	ORDINARY	382
UK Postcode BS16 3SL		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

RECEIVED

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number | 4083914

Company name in full | COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23105		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	20,550
	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode	E14 5LB		
Name	VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	2,555
	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode	E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/08/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10303		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MISS YASMIN LLAM-DEEN Address 19 SPRINGCOPSE ROAD, REIGATE, SURREY UK Postcode RH2 7HH	Class of shares allotted ORDINARY	Number allotted 1,274
Name MR NIGEL LIVINGSTON Address 32 THISTLE GROVE, WELWYN GARDEN CITY, HERTFORDSHIRE UK Postcode AL7 4AN	Class of shares allotted ORDINARY	Number allotted 3,187
Name MRS KIM MCGUINNESS Address 3 PARKER CLOSE, HAM STREET, ASHFORD, KENT UK Postcode TN26 2JQ	Class of shares allotted ORDINARY	Number allotted 3,187
Name MRS RACHEL MARY STURROCK Address 22 KNOWLE ROAD, BROMLEY UK Postcode BR2 8NG	Class of shares allotted ORDINARY	Number allotted 382
Name MRS BRIGID TAPPING Address 37 SHEPTON HOUSES, LONDON UK Postcode E2 0JN	Class of shares allotted ORDINARY	Number allotted 1,244

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Shareholder details	Shares and share class allotted	
Name MR NEIL POPE Address 101 NUTHURST CROWN WOOD, BRACKNELL, BERKSHIRE UK Postcode RG12 0UW	Class of shares allotted ORDINARY	Number allotted 1,029
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	38328		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: MR CHRISTOPHER DAVID BUCKNALL Address: 51 BRACKENDALE ROAD, CAMBERLEY, SURREY UK Postcode GU15 2JS	Class of shares allotted ORDINARY	Number allotted 38,328
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 15/03/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932-574225

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	22500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 22,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/03/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

82-5161

169

COMPANIES FORM No

Return by a compa... ...sing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number

40839

Please ... in the space below For HM Revenue & Customs

* Insert full name of company

Name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	07.03.07	08.03.07	09.03.07
Maximum prices paid § for each share	300.4723p	295.3319p	299.0602p
Minimum prices paid § for each share	300.4723p	295.3319p	299.0602p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,948,644.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 44,745.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 15/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

...re this form is delivered to Companies House it must be "stamped" by HM Revenue & ...stoms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. ...M Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

COMPANIES FORM No. 169

169

Return by a company [illegible] its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083[illegible]

Please [illegible] in the [illegible] For HM Revenue & Customs [illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company [illegible] section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	900,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	12.03.07	13.03.07	14.03.07
Maximum prices paid § for each share	305.3457p	310.1536p	308.9780p
Minimum prices paid § for each share	305.3457p	310.1536p	308.9780p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,934,619.40
Stamp Duty is payable on the aggregate amount at the rate of $1/2$% rounded up to the nearest multiple of £5	£ 44,675.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 15/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

re this form is delivered to Companies House it must be "stamped" by HM Revenue & stoms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

CHWP000

NK40

£45945
NK
30/3/07

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue & use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083[illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the [illegible] as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	1,000,000	1,000,000	1,000,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	15.03.07	16.03.07	19.03.07
Maximum prices paid § for each share	309.3828p	308.5458p	300.8868p
Minimum prices paid § for each share	309.3828p	308.5458p	300.8868p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 9,188,154.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 45,945.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 22/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
KT16 9BQ

For official Use (11/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purch[illegible]ng its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 1[illegible] [illegible]e Co[illegible] Act 198[illegible]

£44215
NK
30/3/7

Please [illegible] in the space below. For [illegible] Revenue & [illegible] [illegible]nly.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company [illegible]

40[illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of [illegible] as follows:

Class of shares	Ordinary	Ordinary	[illegible]rdi[illegible]
Number of shares purchased	1,000,000	1,000,000	890,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	20.03.07	21.03.07	22.03.07
Maximum prices paid § for each share	302.1056p	305.6708p	310.6677p
Minimum prices paid § for each share	302.1056p	305.6708p	310.6677p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 8,842,706.53
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 44,215.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 23/3/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guidford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6366		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS DEBORAH MOORE Address 240 MULBERRY ROAD, BIRMINGHAM UK Postcode B30 1ST	Class of shares allotted: ORDINARY	Number allotted: 1,075
Name MRS ANNE RYAN Address 1 HEREFORD ROAD, LONDON UK Postcode W5 4SE	Class of shares allotted: ORDINARY	Number allotted: 2,689
Name MR ANDREW SCIALPI-SULLIVAN Address 7 MONTON AVENUE, ECCLES, MANCHESTER UK Postcode M30 9HS	Class of shares allotted: ORDINARY	Number allotted: 203
Name MR NOEL ANDREW DAWSON Address 4 MEADOW CLOSE, ESHER, SURREY UK Postcode KT10 0AY	Class of shares allotted: ORDINARY	Number allotted: 1,274
Name MR TREVOR ANTHONY PARRY Address 313 STONE ROAD, TRENTHAM, STOKE ON TRENT UK Postcode ST4 8NH	Class of shares allotted: ORDINARY	Number allotted: 1,125

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/03/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13660		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT	ORDINARY	13,660
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/03/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX numbe

DDI: 01932-574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 8:39

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4070		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 4,070
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/03/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX numb

DDI: 01932-574225

82-5161

G

CHWP000

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Com[...]

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Co[...] n[...]

4[...]4

[...] write [...]w. [...] HM [...] & [...]stoms [...]y.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 [...] as follows:

Class of shares	Ordinary	Ordinary	[illegible]
Number of shares purchased	841,000	719,000	760,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	23.03.07	26.03.07	27.03.07
Maximum prices paid § for each share	314.2626p	320.5359p	320.5094p
Minimum prices paid § for each share	314.2626p	320.5359p	320.5094p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 7,383,473.03
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 36,920.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 10/4/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

...ore this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

169

Return by a company purchasing its own shares

POSTED

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number

Name of company

* insert full name of company

* Compass Group PLC

Note

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	700,000	800,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	28.03.07	29.03.07	10.04.07
Maximum prices paid § for each share	322.6916p	321.2136p	348.8320p
Minimum prices paid § for each share	322.6916p	321.2136p	348.8320p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 6,572,710.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 32,865.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andw V. Derham Designation ‡ Deputy Company Secretary Date 10/4/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

ore this form is delivered to Companies House it must be "stamped" by HM Revenue & ustoms Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. M Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	11,850
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4281		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR NOEL ANDREW DAWSON	Class of shares allotted	Number allotted
Address 4 MEADOW CLOSE,	ORDINARY	1,592
ESHER, SURREY		
UK Postcode KT10 0AY		
Name MRS LINDA SUTTON	Class of shares allotted	Number allotted
Address HIGH BROW, HIGH STREET,	ORDINARY	2,689
SOUTH ELMSALL, PONTEFRACT, WEST YORKSHIRE		
UK Postcode WF9 2DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

RECEIVED

2007 APR 12 A 9

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	2083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11470		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED		Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1		ORDINARY	11,470
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON			
	UK Postcode E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932-574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	326		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	TESSA DAVIES	Class of shares allotted	Number allotted
Address	16 AGION ALAGRYON, KATO POLEMIDIA 4157, LIMASSOL, CYPRUS	ORDINARY	66
UK Postcode			
Name	NITINCHANDRA SHIRODKAR	Class of shares allotted	Number allotted
Address	C-11 DATTA PRASAD SOCIETY, PARANJAPE SCHEME B, 1ST ROAD, VILE PARLE (EAST), MUMBAI 400057, INDIA	ORDINARY	154
UK Postcode			
Name	MR CHRISTOPHER STEELE	Class of shares allotted	Number allotted
Address	VILLA MAKRIS, DROUSEIA, PO BOX 66376, 8832 POLIS CHRYSOCHOUS, PAFOS, CYPRUS	ORDINARY	106
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/04/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	654		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 654
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	740		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	740
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date 12/04/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	Month	Year	To Day	Month	Year
	21	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	208		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 208
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4750		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 4,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12/04/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

DATACARE SOFTWARE GROUP

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

Changes of particulars form

Complete in all cases

Date of change of particulars (Day / Month / Year): 03 / 04 / 2007

Name	*Style / Title	Mr
	*Honours etc	
	Forename(s)	Richard John
	Surname	Cousins
	† Date of birth (Day / Month / Year)	29 / 03 / 1959

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: The Mound

Post town: Edinburgh

County / Region:

Postcode: EH1 1YZ

Country: Scotland

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed | **Date**

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey,
England, KT16 9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

G

Return by a company purchasing its own shares

169

CHWP000

POS/ 23/

RECEIVED 2007 JUN 12 OFFICE OF INT'L CORPORATE

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number: [illegible]0839[illegible]

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	[illegible]	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11.04.07	12.04.07	13.04.07
Maximum prices paid § for each share	350.5500p	350.2100p	350.9389p
Minimum prices paid § for each share	350.5500p	350.2100p	350.9389p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,258,494.50
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,295.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 19/4/2007

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)
General Section | Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
408[illegible]

Name of company

* Insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	16.04.07	17.04.07	18.04.07
Maximum prices paid § for each share	352.9340p	351.4475p	351.0500p
Minimum prices paid § for each share	352.9340p	351.4475p	351.0500p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,277,157.50
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 26,390.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 19/4/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (11/06)

General Section

Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box*)	From: Day	Month	Year	To: Day	Month	Year
	21	03	2007			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	2550		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (*including any share premium*)			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR MARK JUSTIN SHACKLEFORD	Class of shares allotted	Number allotted
Address 6 DARCEY CLOSE,	ORDINARY	2,262
GRANGE PARK, SWINDON		
UK Postcode S N 5 6 D Z		
Name MRS JILL COULSON	Class of shares allotted	Number allotted
Address 11 JUBILEE GARDENS,	ORDINARY	288
BIGGLESWADE, BEDS		
UK Postcode S G 1 8 0 J W		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 20/04/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House — for the record

RECEIVED

2007 JUN 12 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	19480		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name: VIDACOS NOMINEES LIMITED Address: PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON	UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 19,480
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	28	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	910		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MR MAHMOUD ALMEHAYLA Address Al THAWRAH AREA, BLOCK 13, HOUSE 571, OUM DOURMAN, SUDAN UK Postcode	Class of shares allotted ORDINARY	Number allotted 322
Name MRS SHEENA HARVEY Address 8 RYAL CLOSE, OCKBROOK, DERBY UK Postcode D E 7 2 3 T G	Class of shares allotted ORDINARY	Number allotted 588
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	733500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 733,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2936		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 2,936
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	112775		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 112,775
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/04/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ
DX number
DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 JUN 12 A 8:

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	69100		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 69,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	30	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	21500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 21,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 8:

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02 04 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 11,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	157995		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 157,995
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2639		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS PAMELA JEAN HENDLEY	Class of shares allotted	Number allotted
Address 26 DORECHESTER ROAD,	ORDINARY	1,020
WEYMOUTH, DORSET		
UK Postcode DT4 7JU		
Name MR PAUL LAWRENCE-MILLER	Class of shares allotted	Number allotted
Address 11 FFORDD NANT,	ORDINARY	1,619
KINMEL BAY, RHYL, CLWYD		
UK Postcode LL18 5JN		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 9:5?

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13700		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 13,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	850
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/04/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

G 169

Return by a company purchasing its own shares

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
4083914

Please d... in the s... For HM Revenue & Customs use only.

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	19.04.07	20.04.07	23.04.07
Maximum prices paid § for each share	355.5775p	355.4550p	356.7500p
Minimum prices paid § for each share	355.5775p	355.4550p	356.7500p

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,338,912.50
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 26,695.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed A W V Derham. Designation ‡ Deputy Company Secretary Date 26/4/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey, KT16 9BQ

For official Use (11/06)
General Section | Post room

Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

RECEIVED

2007 JUN 12 A 8:40

OFFICE OF INFORMATION CORPORATE FINANCE

£ 26,650

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

169

Please do not write in this space below

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	24.04.07	25.04.07	26.04.07
Maximum prices paid § for each share	353.4000p	356.0300p	356.4200p
Minimum prices paid § for each share	353.4000p	356.0300p	356.4200p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 5,329,250.00
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 26,650.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 26/4/2007

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey, Surrey, KT16 9BQ

For official Use (11/06)

General Section

Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	01	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	140009		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	140,009
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 8:

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(if shares were allotted on one date enter that date in the "from" box)*	03	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	40650		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 40,650
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 9,850
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED

2007 JUN 12 A 8:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	80045		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 80,045
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DDI: 01932 574225

DX number

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3700		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name	PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 601 MEMBER ACCOUNT HGCF	ORDINARY	3,700
	CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode	E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	850		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB		Class of shares allotted ORDINARY	Number allotted 850
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 408394

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17500		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1	ORDINARY	17,500
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON		
UK Postcode E14 5LB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

RECEIVED
2007 JUN 12 A 9:53
OFFICE OF INTERNATIONAL CORPORATE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	190050		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED		Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1		ORDINARY	137,450
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON			
	UK Postcode E14 5LB		
Name PERSHING KEEN NOMINEES LIMITED		Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT HGCF		ORDINARY	52,600
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON			
	UK Postcode E14 2BH		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5666		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: MR JAMES CUMMING Address: 118 HAVENFIELD ROAD, BOOKER, HIGH WYCOMBE, BUCKINGHAMSHIRE UK Postcode: HP12 4SX	Class of shares allotted ORDINARY	Number allotted 2,833
Name: MR KELVIN ARTHUR HUGHES Address: 6 ORIEL CLOSE, DUDLEY, WEST MIDLANDS UK Postcode: DY1 2UW	Class of shares allotted ORDINARY	Number allotted 2,833
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2100		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 2,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX numbei DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1250		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSBI CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 1,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX numbe DDI: 01932 574225

Companies House
— for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	18	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	796		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MISS EMMA LOUISE SATCHWELL Address 25 THE GREEN, DEANSHANGER, MILTON KEYNES UK Postcode MK19 6HH	Class of shares allotted ORDINARY	Number allotted 796
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
for the record

RECEIVED
2007 JUN 12 A 7:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20 / 04 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	88625		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 88,625
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25460		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 25,460
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50420		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED		Class of shares allotted	Number allotted
Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1		ORDINARY	50,420
CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON			
	UK Postcode E14 5LB		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ
DX numbe DDI: 01932 574225

Companies House
— for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7440		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: MRS NICOLA JAYNE BUTTERY Address: 19 GOTHAM STREET, LEICESTER UK Postcode: LE2 0NA	Class of shares allotted: ORDINARY	Number allotted: 2,271
Name: MR PATRICK LAVIN Address: COPPICE KENNELS, BLACKWELL LANE, MELBOURNE, DERBY UK Postcode: DE73 8EL	Class of shares allotted: ORDINARY	Number allotted: 2,978
Name: MISS EMMA LOUISE SATCHWELL Address: 25 THE GREEN, DEANSHANGER, MILTON KEYNES UK Postcode: MK19 6HH	Class of shares allotted: ORDINARY	Number allotted: 678
Name: MR ALAN WADDINGTON Address: 76 BALCOMBE ROAD, RUGBY, WARWICKSHIRE UK Postcode: CV22 5JD	Class of shares allotted: ORDINARY	Number allotted: 1,513
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	17100		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 17,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey,
Surrey, KT16 9BQ

DX number

DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	538		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MISS ISABEL DRABBLE Address 41 BLACKBURN CLOSE, BOURNVILLE, BIRMINGHAM UK Postcode B30 1SB	Class of shares allotted ORDINARY	Number allotted 538
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	COMPASS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2055		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name MRS VALERIE MULLINEUX Address 31 ABBOTTSMEDE CLOSE, TWICKENHAM, MIDDLESEX UK Postcode TW1 4RL	Class of shares allotted ORDINARY	Number allotted 2.055
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 MAY 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4083914

Company name in full COMPASS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	16	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20820		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name VIDACOS NOMINEES LIMITED Address PARTICIPANT ID 30XMH MEMBER ACCOUNT SSB1 CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON UK Postcode E14 5LB	Class of shares allotted ORDINARY	Number allotted 20,820
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11MAY2007

~~A director~~ / secretary / administrator / administrative receiver / ~~receiver manager~~ / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss C M Jaccard, Group Reward Analyst
Compass Group PLC, Compass House,
Guildford Street, Chertsey, Surrey, KT16 9BQ

DX number DDI: 01932 574225

END